



2009
Aetna Annual Report,
Financial Report to Shareholders



Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

Ronald A. Williams
Chairman and
Chief Executive Officer

To our shareholders:

2009 was a particularly challenging year for Aetna. Like our customers and members, we experienced dynamic market forces brought on by the worst economic recession in 70 years. Driven by changes in customer preferences, employment levels and stakeholder behaviors, our ability to adapt quickly to a new reality was tested.

Recognizing that Aetna's 2009 results were not in line with the strong operational and financial performance we demonstrated over previous years, we took decisive and thoughtful actions to address our challenges. These actions included recalibrating our pricing, and strengthening our medical quality and cost management processes to reflect the changing market conditions. We expect that these decisions, along with efforts to enhance productivity and reduce organizational complexities, will help us better manage through an anticipated period of slow economic recovery. I am pleased to say that the steps we took to improve our operational performance began gaining traction prior to the end of the year, and I firmly believe we are moving in the right direction.

Achieving areas of success
Although our financial results were not as robust as we originally projected, we did take important steps to enhance our competitive position and achieve success in certain areas, including:

- Increasing net medical membership by more than 1.2 million during the year, including almost 500,000 members in our new customer markets;
- Expanding the reach of the Aetna *One*℠ leading-edge integrated platform to more than 700,000 members, many of whom are supported by Aetna's Concierge Customer Service Call Center in High Point, N.C., that was recognized by J.D. Power and Associates for providing "An Outstanding Customer Service Experience"*;
- Acquiring Horizon Behavioral Services, LLC, which further strengthens Aetna's behavioral health business and makes Aetna one of the nation's leading providers of employee assistance programs; and
- Taking decisive steps to diversify our membership through targeted local market growth initiatives.

Our franchise remains strong and our brand continues to resonate in our key markets. I am proud that throughout the year, Aetna's talented employees never lost sight of what mattered most – creating value for our customers by meeting their needs each and every day. We also stayed closely involved in health care reform, informing the political process with critical insights and data based on our significant experience. And we continued to invest in initiatives that will help future generations achieve and maintain good health.

Creating value for our customers
Over the past few years, adherence to our values and executing on our solid business strategy has enabled us to reach our more near-term goals and lay a strong foundation for longer-term objectives.

Built on four pillars – segmentation, integration, consumerism and operational excellence – Aetna's strategy keeps our customers in the center of the work we do every day, creating value and giving them a differentiated brand experience. It's this unwavering commitment to the people we serve that has once again earned us a place among *Fortune* magazine's most admired companies. For the third year in a row, Aetna received the top ranking as the most admired company within our industry.

In 2010, our emphasis will remain on being flexible to meet the changing and competitive marketplace. I believe that our customer-focused strategy will continue to serve us well. We are financially strong and strategically positioned to capitalize on marketplace opportunities, including international expansion and health care reform.

Shaping the future of health care
We have witnessed history being made with the recent passage of health care reform. From a business perspective, we are aggressively working to determine the impacts this legislation may have on our operating environment and market dynamics. We remain confident that our diverse portfolio of high-performing businesses positions us well in a post-reform world. We recognize that additional regulations will need to be enacted in order to bring further clarity to the law, and we will continue to play an active role during the lengthy implementation process until all of the legislation's provisions take effect in 2014. Given the likelihood of new costs for our members as a result of the legislation, we expect to focus our efforts on lessening the impact of these changes on customers' premiums. And, we will be actively involved when the nation inevitably turns its attention to the additional reforms needed to address the many underlying factors that are driving soaring health care costs.

Working to improve our performance in 2010
Aetna's long history is a testament to our adaptability. We have weathered difficult times before, only to emerge stronger and more successful. In 2010, we are taking action to improve our performance informed by a thorough analysis of the business challenges we will face as the economy begins to recover. Long term, we anticipate being able to profitably grow our already strong franchise, enabling us to break new ground in terms of new markets, products and services, both in the United States and abroad. Most important, I am confident we have the strategy, talent and determination to succeed.

As we did last year, in an effort to conserve environmental resources, our traditional summary Annual Report is available in an online format. Please visit www.aetna.com/2009annualreport to learn how we are creating value and shaping the future for those we serve.

Thank you for your investment in Aetna.



*For J.D. Power and Associates 2009 Call Center Certification Program℠ information, visit www.jdpower.com.

Unless the context otherwise requires, references to the terms we, our, or, us, used throughout this 2009 Annual Report, Financial Report to Shareholders (the "Annual Report") refer to Aetna Inc. (a Pennsylvania corporation) ("Aetna") and its subsidiaries.

For your reference, we provide the following index to the Annual Report:

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

OVERVIEW

We are one of the nation's leading diversified health care benefits companies, serving approximately 36.1 million people with information and resources to help them make better informed decisions about their health care. We offer a broad range of traditional and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, and medical management capabilities and health care management services for Medicaid plans. Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, governmental units, government-sponsored plans, labor groups and expatriates. Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions.

Summarized Results

(Millions)	2009	2008	2007
Revenue:			
Health Care	$ **32,073.3**	$ 28,775.0	$ 24,768.6
Group Insurance	**2,143.0**	1,710.7	2,139.5
Large Case Pensions	**547.8**	465.0	691.5
Total revenue	**34,764.1**	30,950.7	27,599.6
Net income	**1,276.5**	1,384.1	1,831.0
Operating earnings: [1]			
Health Care	**1,412.7**	1,802.3	1,698.0
Group Insurance	**103.8**	136.8	144.6
Large Case Pensions	**32.2**	38.8	35.8
Cash flows from operations	**2,488.3**	2,206.9	2,065.5

(1) Our discussion of operating results for our reportable business segments is based on operating earnings, which is a non-GAAP measure of net income (the term "GAAP" refers to U.S. generally accepted accounting principles). Refer to Segment Results and Use of Non-GAAP Measures in this MD&A on page 4 for a discussion of non-GAAP measures. Refer to pages 5, 8 and 9 for a reconciliation of operating earnings to net income for Health Care, Group Insurance and Large Case Pensions, respectively.

We analyze our results of operations based on operating earnings, which exclude net realized capital gains and losses as well as other items from net income. Refer to Net Realized Capital Gains and Losses on page 12 for additional information. Our operating earnings in 2009 were lower than 2008 due primarily to lower underwriting margins in our Health Care segment. Operating earnings in 2008 reflect lower net investment income compared to 2007, reflecting the difficult investment climate experienced primarily in the latter half of 2008. In both 2009 and 2008, total revenues grew, primarily from rising membership levels and premium rate increases.

In 2009, underwriting margins in our Health Care segment, which represent the amount of premiums in excess of health care costs, were lower than 2008, primarily due to significantly lower underwriting margins in our Commercial health care products in 2009. Our Commercial health care products experienced increased per member per month health care costs that significantly outpaced the increase in per member per month premiums, which resulted in a higher Commercial medical benefit ratio and a lower Commercial underwriting margin in 2009. Underwriting margins in our Health Care segment improved in 2008 when compared to 2007, reflecting membership growth and premium rate increases.

During 2009 and 2008, total revenue grew, driven primarily by growth in membership and premium rate increases in our Health Care segment. We experienced membership growth in 2009 and 2008 in both our administrative services contract ("ASC") (where the plan sponsor assumes all or a majority of the risk for medical and dental care costs) and Insured (where we assume all or a majority of the risk for medical and dental care costs) products. Our Health Care medical membership grew during 2009 and 2008, increasing by 1.2 million in 2009 and 848 thousand in 2008 (refer to Health Care – Membership on page 7). During 2008 we also had growth in our dental and pharmacy products. At December 31, 2009, we served approximately 18.9 million medical members, 14.1 million dental members and 11.0 million pharmacy members. Premium rate increases, together with the growth in membership, and in 2008, rate increases for our ASC products, contributed to the expansion of our total revenue, which increased approximately $3.8 billion and $3.4 billion in 2009 and 2008, respectively.

Net income for 2008 includes after-tax net realized capital losses of $482 million, primarily reflecting other-than-temporary impairments ("OTTI") of our debt securities. These losses resulted from declines in the market values in our investment portfolio as a result of then deteriorating global economic conditions and the application of the then-applicable accounting guidance for OTTI, which required us to assert our intention to hold to recovery. Effective April 1, 2009, the accounting guidance for OTTI was changed. OTTI is now recognized when we plan to sell a security in an unrealized loss position. Refer to our discussion of Net Realized Capital Gains and Losses on page 12 for additional information.

During 2009 and 2008, we managed our cash flows in support of both new and ongoing initiatives.
During 2009 and 2008, we generated substantial cash flows from our businesses, which we used to support our organic growth strategies, increase our investment holdings and repurchase our common stock.

In 2009 and 2008, we repurchased approximately 29 million and 43 million shares of common stock at a cost of approximately $773 million and $1.8 billion, respectively, under share repurchase programs authorized by Aetna's Board of Directors (the "Board").

In addition, we continue to invest in the development of our business by acquiring companies that support our strategies as well as continuing the introduction or enhancement of new products and services. In 2009, we completed the acquisition of Horizon Behavioral Services, LLC, a leading provider of employee assistance programs, for approximately $70 million.

In 2008, we issued $500 million of senior notes to secure long-term capital at favorable rates. Refer to Liquidity and Capital Resources beginning on page 13 and Note 14 of Notes to Consolidated Financial Statements on page 75 for additional information.

TRICARE Managed Care Support Contract
In July 2009, we were awarded the TRICARE managed care support contract for the North Region by the United States Department of Defense. Under this administrative services contract, which was to commence in 2010, we expected to support health care delivery to approximately 2.8 million eligible beneficiaries who are active duty service members, retirees, and family members based in 21 states of TRICARE's North Region. The contract consists of five one-year option periods.

The contract award was protested by an unsuccessful bidder. The United States Government Accountability Office (the "GAO") sustained the protest in November 2009. Based upon procurement protocol, the United States Department of Defense will review the recommendations issued by the GAO and determine how to proceed with the procurement. We cannot predict how the Department of Defense will implement the GAO's recommendations, and we do not expect the contract to commence during 2010.

Outlook for 2010
We expect to face continued economic challenges in our business during 2010, resulting from continued macro-economic pressures and high unemployment rates and health care costs. We also expect heightened activity in the regulatory and public policy environments that could result in the need for increased investments to prepare for any health care reform and have other implications for our business.

Our goals for 2010 are to: deliver superior medical quality and total cost management; improve our expense structure through enhanced productivity; create customer value through innovation and technology; deliver a best-in-class customer experience; and enhance our diverse, high-performance culture and work force.

We project that our operating earnings will likely be lower in 2010 than 2009, as challenges outweigh our opportunities. We expect improvement in the Commercial underwriting margin through pricing actions and medical management to be offset by other challenges including:

- Pricing pressure on premium and fee yields as plan sponsors deal with budgetary concerns.
- Lower Medicare reimbursement.
- Increased operating expenses due in part to performance compensation.

Refer to Forward-Looking Information/Risk Factors beginning on page 31 for information regarding other important factors that may materially affect us.

Segment Results and Use of Non-GAAP Measures in this Document
The discussion of our results of operations that follows is presented based on our reportable segments in accordance with the accounting guidance for segment reporting and consistent with our segment disclosure included in Note 19 of Notes to Consolidated Financial Statements beginning on page 80. Each segment's discussion of results is based on operating earnings, which is the measure reported to our Chief Executive Officer for purposes of assessing the segment's financial performance and making operating decisions, such as allocating resources to the segment. Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions. Our Corporate Financing segment is not a business segment. It is added to our business segments to reconcile our consolidated results. The Corporate Financing segment includes interest expense for our outstanding debt and, beginning in 2009, the financing components of our pension plan and other post-retirement benefit plans ("OPEB") expense (the service cost and prior service cost components of this expense are allocated to our business segments). Prior periods have been reclassified to reflect this change.

Our discussion of the results of operations of each business segment is based on operating earnings, which exclude net realized capital gains and losses as well as other items, if any, from net income reported in accordance with GAAP. We believe excluding realized capital gains and losses from net income to arrive at operating earnings provides more meaningful information about our underlying business performance. Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities; however, these transactions do not directly relate to the underwriting or servicing of products for our customers and are not directly related to the core performance of our business operations. We also may exclude other items that do not relate to the ordinary course of our business from net income to arrive at operating earnings. In each segment discussion in this MD&A, we present a table that reconciles operating earnings to net income reported in accordance with GAAP. Each table details the net realized capital gains and losses and any other items excluded from net income, and the footnotes to each table describe the nature of each other item and why we believe it is appropriate to exclude that item from net income.

HEALTH CARE
Health Care consists of medical, pharmacy benefits management, dental, behavioral health and vision plans offered on both an Insured basis and an ASC basis. Medical products include point-of-service ("POS"), preferred provider organization ("PPO"), health maintenance organization ("HMO") and indemnity benefit plans. Medical products also include health savings accounts and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account. We also offer Medicare and Medicaid products and services and specialty products, such as medical management and data analytics services, and stop loss insurance, as well as products that provide access to our provider network in select markets. We separately track premiums and health care costs for Medicare and Medicaid products. The grouping referred to as Commercial includes all medical, dental and other insured products, except Medicare and Medicaid.

Operating Summary

(Millions)	2009	2008	2007
Premiums:			
Commercial	**$ 21,581.6**	$ 20,096.2	$ 18,656.8
Medicare	**5,735.8**	4,816.1	2,598.3
Medicaid	**926.4**	595.0	245.0
Total premiums	**28,243.8**	25,507.3	21,500.1
Fees and other revenue	**3,418.0**	3,202.6	2,931.3
Net investment income	**392.5**	341.3	370.9
Net realized capital gains (losses)	**19.0**	(276.2)	(33.7)
Total revenue	**32,073.3**	28,775.0	24,768.6
Health care costs	**24,061.2**	20,785.5	17,294.8
Operating expenses:			
Selling expenses	**1,158.7**	1,055.2	966.6
General and administrative expenses	**4,602.9**	4,424.3	3,821.2
Total operating expenses	**5,761.6**	5,479.5	4,787.8
Amortization of other acquired intangible assets	**90.3**	101.3	90.7
Total benefits and expenses	**29,913.1**	26,366.3	22,173.3
Income before income taxes	**2,160.2**	2,408.7	2,595.3
Income taxes	**744.9**	875.1	919.2
Net income	**$ 1,415.3**	$ 1,533.6	$ 1,676.1

The table presented below reconciles net income reported in accordance with GAAP to operating earnings [(1)]:

(Millions)	2009	2008	2007
Net income	**$ 1,415.3**	$ 1,533.6	$ 1,676.1
Net realized capital (gains) losses	**(19.0)**	213.1	21.9
Severance and facility charges	**60.9**	35.6	-
ESI settlement	**(19.6)**	-	-
Litigation-related insurance proceeds	**(24.9)**	-	-
Contribution for the establishment of an out-of-network pricing database	**-**	20.0	-
Operating earnings	**$ 1,412.7**	$ 1,802.3	$ 1,698.0

(1) In addition to net realized capital (gains) losses, the following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

- In 2009 and 2008 we recorded severance and facility charges of $60.9 million ($93.7 million pretax) and $35.6 million ($54.7 million pretax), respectively. The 2009 severance and facility charge related to actions taken or committed to be taken by the end of the first quarter of 2010.
- In 2009, we reached an agreement with Express Scripts, Inc. and one of its subsidiaries (collectively "ESI") to settle certain litigation in which we were the plaintiff. Under the applicable settlement, we received approximately $19.6 million ($30.2 million pretax), net of fees and expenses.
- Following a Pennsylvania Supreme Court ruling in 2009, we received $24.9 million ($38.2 million pretax) from one of our liability insurers related to certain litigation we settled in 2003. We are continuing to litigate similar claims against certain of our other liability insurers.
- As a result of our agreement with the New York Attorney General to discontinue the use of Ingenix databases at a future date, in 2008 we committed to contribute $20.0 million to a non-profit organization to help create a new independent database for determining out-of-network reimbursement rates. We made that contribution in October, 2009.

Significantly higher health care costs contributed to operating earnings decline in 2009

Operating earnings for 2009, when compared to 2008, were negatively impacted by significantly higher health care costs, particularly for Commercial products (refer to discussion of Commercial results on page 6) partially offset by growth in premiums and fees and other revenue, higher net investment income and continued operating expense efficiencies (total operating expenses divided by total revenue). Operating earnings for 2008 increased when compared to 2007. This increase reflects growth in premiums and fees and other revenue as well as higher underwriting margins and improved operating expense efficiencies. The growth in premiums and fees and other revenue in both 2009 and 2008 resulted from increases in membership levels as well as premium rate increases for renewing membership. Furthermore, growth in premiums and fees and other revenue in 2008 reflect our recent acquisitions.

Although we became more efficient, based on our operating expenses as a percentage of revenue, our total operating expenses increased in 2009 and 2008 over the prior years primarily due to the growth in our membership. Total operating expenses increased due to higher general and administrative expenses as a result of higher employee-related costs and other expenses associated with higher membership and higher selling expenses (reflecting an increase in commissionable premiums and premium taxes both from membership growth).

We calculate our medical benefit ratio ("MBR") by dividing health care costs by premiums. Our MBRs by product for the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Commercial	**84.5%**	80.3%	79.5%
Medicare	**87.1%**	85.6%	86.8%
Medicaid	**88.6%**	87.4%	88.4%
Total	**85.2%**	81.5%	80.4%

Refer to the following discussion of Commercial, Medicare and Medicaid results for an explanation of the changes in our MBR.

The operating results of our Commercial products reflect significantly lower underwriting margins in 2009. Commercial premiums increased approximately $1.5 billion in 2009 compared to 2008, and increased approximately $1.4 billion in 2008 compared to 2007. The increases in 2009 and 2008 reflect premium rate increases on renewing business and higher membership levels.

Our Commercial MBRs were 84.5% for 2009, 80.3% for 2008 and 79.5% for 2007. The Commercial MBRs in 2009 and 2008 increased when compared to the prior year MBRs, reflecting a percentage increase in our per member health care costs that outpaced the percentage increase in per member premiums. Included in the 2009 Commercial MBR is approximately $97 million of unfavorable development of prior period health care cost estimates. This development was related to unusually high paid claims activity for the first half of 2009, primarily related to claim activity in the second half of 2008. The increase in per member health care costs in 2009 was driven primarily by higher facility claim intensity, higher costs from H1N1 influenza, and higher costs from higher participation rates in health care continuation coverage afforded to individuals under the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA") (refer to our discussion of our Regulatory Environment beginning on page 22). The increase in per member health care costs in 2008 was attributed to general inflationary increases caused by higher costs related to physician services, laboratory services, emergency room and ancillary services as well as moderate increases in hospital inpatient and outpatient costs.

We had no significant development of prior period health care cost estimates that affected results of operations in 2008 or 2007. The calculation of Health Care Costs Payable is a critical accounting estimate (refer to Critical Accounting Estimates – Health Care Costs Payable beginning on page 16 for additional information).

Medicare results reflects growth in 2009 and 2008

Our Medicare Advantage contracts with the federal government are renewable for a one-year period on a calendar-year basis. We expanded our Medicare Advantage HMO and PPO offerings into select additional markets in 2009 and now offer Medicare Advantage HMO and PPO products in 246 counties in 22 states and Washington, D.C. We have been a national provider of Medicare Part D Prescription Drug Plan ("PDP") since 2006. In anticipation of changes in the PFFS network requirements that will become effective in 2011, we decided to cease offering Medicare Advantage plans in certain geographic areas in 2010. We sold mainly individual PFFS plans in these geographic areas.

Medicare premiums increased approximately $920 million in 2009, compared to 2008, and increased approximately $2.2 billion in 2008 compared to 2007. The increase in 2009 and 2008 primarily reflects the introduction of our new private fee-for-service ("PFFS") product, which was effective January 1, 2007, including the conversion of a large customer's membership from a Commercial ASC plan to a Medicare Insured plan in 2008. The increase in 2009 was also due to increases in supplemental premiums across all of our Medicare Advantage products, rate increases from the Centers for Medicare & Medicaid Services ("CMS") and true-ups for specified risk adjustments from CMS.

Our Medicare MBRs were 87.1% for 2009, 85.6% for 2008 and 86.8% for 2007. We had no significant development of prior period health care cost estimates that affected results of operations in 2009, 2008 or 2007. The increase in our Medicare MBR in 2009 reflects a percentage increase in our per member premiums that was outpaced by the percentage increase in per member health care costs. The decrease in our Medicare MBR in 2008 reflected a percentage increase in our per member premiums that outpaced the percentage increase in per member health care costs.

Other Sources of Revenue
Fees and other revenue for 2009 increased $215 million compared to 2008 reflecting growth in ASC membership as described in the table below, partially offset by lower fee yields and revised product and service mix. The $271 million increase in 2008 compared to 2007, reflected revenue from our acquisitions of Schaller Anderson Incorporated and Goodhealth Worldwide (Bermuda) Limited as well as growth in ASC membership.

Net investment income for 2009 increased $51 million compared to 2008 primarily reflecting higher average asset levels and higher yields on alternative investments. Net investment income for 2008 decreased $30 million compared to 2007, primarily reflecting lower income from alternative investments.

Net realized capital gains (losses) for 2009 and 2007 were not significant. Net realized capital losses in 2008 were due primarily to OTTI of debt securities (refer to our discussion of Investments – Net Realized Capital Gains and Losses on page 12 for additional information) and net losses on the sale of debt securities.

Membership
Health Care's membership at December 31, 2009 and 2008 was as follows:

	2009			2008		
(Thousands)	**Insured**	**ASC**	**Total**	**Insured**	**ASC**	**Total**
Medical:						
Commercial	**5,614**	**11,821**	**17,435**	5,595	10,893	16,488
Medicare	**433**	**-**	**433**	366	-	366
Medicaid	**310**	**736**	**1,046**	207	640	847
Total Medical Membership	**6,357**	**12,557**	**18,914**	6,168	11,533	17,701
Consumer-Directed Health Plans [1]			**1,868**			1,431
Dental:						
Commercial	**4,998**	**7,304**	**12,302**	5,012	7,494	12,506
Medicare and Medicaid	**260**	**432**	**692**	229	374	603
Network Access [2]	**-**	**1,067**	**1,067**	-	1,015	1,015
Total Dental Membership	**5,258**	**8,803**	**14,061**	5,241	8,883	14,124
Pharmacy:						
Commercial			**9,728**			9,846
Medicare PDP (stand-alone)			**346**			375
Medicare Advantage PDP			**240**			195
Medicaid			**30**			25
Total Pharmacy Benefit Management Services			**10,344**			10,441
Mail Order [3]			**669**			657
Total Pharmacy Membership			**11,013**			11,098

(1) Represents members in consumer-directed health plans included in Commercial medical membership above.
(2) Represents members in products that allow these members access to our dental provider network for a nominal fee.
(3) Represents members who purchased medications through our mail order pharmacy operations during the fourth quarter of 2009 and 2008, respectively, and are included in pharmacy membership above.

Total medical membership at December 31, 2009 increased compared to December 31, 2008. The increase in medical membership was primarily due to growth in Commercial membership, driven by growth within existing plan sponsors and new customers, net of lapses, and Medicaid membership attributable to a new Insured contract.

Total dental membership at December 31, 2009 decreased compared to 2008 primarily due to the loss of a large Government plan sponsor.

Total pharmacy membership decreased in 2009 compared to 2008 primarily due to lower cross-selling of our Commercial pharmacy benefit management services.

GROUP INSURANCE

Group Insurance primarily includes group life insurance products offered on an Insured basis, including basic and supplemental group term life insurance, group universal life, supplemental or voluntary programs, and accidental death and dismemberment coverage. Group Insurance also includes (i) group disability products offered to employers on both an Insured and an ASC basis, which consist primarily of short-term and long-term disability insurance (and products which combine both), (ii) absence management services offered to employers, which include short-term and long-term disability administration and leave management, and (iii) long-term care products that were offered primarily on an Insured basis, which provide benefits covering the cost of care in private home settings, adult day care, assisted living or nursing facilities. We no longer solicit or accept new long-term care customers, and we are working with our customers on an orderly transition of this product to other carriers.

Operating Summary

(Millions)	2009	2008	2007
Premiums:			
Life	$ 1,093.0	$ 1,062.7	$ 1,201.4
Disability	559.4	534.6	478.8
Long-term care	67.8	86.3	93.8
Total premiums	1,720.2	1,683.6	1,774.0
Fees and other revenue	106.9	97.9	101.1
Net investment income	274.1	240.4	303.0
Net realized capital gains (losses)	41.8	(311.2)	(38.6)
Total revenue	2,143.0	1,710.7	2,139.5
Current and future benefits	1,575.2	1,468.8	1,619.2
Operating expenses:			
Selling expenses	93.2	94.4	94.3
General and administrative expenses	283.4	310.1	263.1
Total operating expenses	376.6	404.5	357.4
Amortization of other acquired intangible assets	6.9	6.9	6.9
Total benefits and expenses	1,958.7	1,880.2	1,983.5
Income (loss) before income taxes	184.3	(169.5)	156.0
Income taxes	38.7	(54.2)	36.5
Net income (loss)	$ 145.6	$ (115.3)	$ 119.5

The table presented below reconciles net income to operating earnings reported in accordance with GAAP:

(Millions)	2009	2008	2007
Net income (loss)	$ 145.6	$ (115.3)	$ 119.5
Net realized capital (gains) losses	(41.8)	224.7	25.1
Allowance on reinsurance recoverable [1]	-	27.4	-
Operating earnings	$ 103.8	$ 136.8	$ 144.6

(1) As a result of the liquidation proceedings of Lehman Re Ltd. ("Lehman Re"), a subsidiary of Lehman Brothers Holdings Inc., we recorded an allowance against our reinsurance recoverable from Lehman Re of $27.4 million ($42.2 million pretax) in 2008. This reinsurance is on a closed block of paid-up group whole life insurance business.

Operating earnings for 2009 decreased $33 million when compared to 2008, primarily reflecting lower disability underwriting margins primarily due to increased reserves in our disability business partially offset by higher net investment income. Operating earnings for 2008 decreased $8 million compared to 2007, reflecting lower net investment income partially offset by a higher underwriting margin due to favorable disability and long-term care results. The variances in net investment income in 2009 and 2008 were primarily due to income from alternative investments in 2008.

Our group benefit ratios were 91.6% for 2009, 87.2% for 2008 and 91.3% for 2007. The increase in our group benefit ratio for 2009 compared to 2008 was primarily due to increased reserves for disability products caused by longer claim duration rates reflecting recent experience and lower reserve discount rate assumptions based upon projected investment returns. The decrease in our group benefit ratio in 2008 compared to 2007 was primarily due to favorable life and disability experience.

Net realized capital gains (losses) for 2009 and 2007 were not significant. Net realized capital losses for 2008 were due primarily to losses on OTTI of debt securities (refer to our discussion of Investments - Net Realized Capital Gains and Losses on page 12 for additional information).

LARGE CASE PENSIONS

Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products.

Operating Summary

(Millions)	2009	2008	2007
Premiums	$ 172.2	$ 193.2	$ 205.3
Net investment income	369.8	328.3	476.0
Other revenue	11.6	12.0	11.6
Net realized capital losses	(5.8)	(68.5)	(1.4)
Total revenue	547.8	465.0	691.5
Current and future benefits	502.9	469.9	628.9
General and administrative expenses	10.0	14.9	18.2
Reduction of reserve for anticipated future losses on discontinued products	-	(43.8)	(64.3)
Total benefits and expenses	512.9	441.0	582.8
Income before income taxes	34.9	24.0	108.7
Income taxes	8.5	1.2	32.0
Net income	$ 26.4	$ 22.8	$ 76.7

The table presented below reconciles net income to operating earnings reported in accordance with GAAP:

(Millions)	2009	2008	2007
Net income	$ 26.4	$ 22.8	$ 76.7
Net realized capital losses	5.8	44.5	.9
Reduction of reserve for anticipated future losses on discontinued products (1)	-	(28.5)	(41.8)
Operating earnings	$ 32.2	$ 38.8	$ 35.8

(1) In 1993, we discontinued the sale of our fully-guaranteed large case pension products and established a reserve for anticipated future losses on these products, which we review quarterly. We reduced the reserve for anticipated future losses on discontinued products by $28.5 million ($43.8 million pretax) in 2008 and $41.8 million ($64.3 million pretax) in 2007. We believe excluding any changes to the reserve for anticipated future losses on discontinued products provides more meaningful information as to our continuing products and is consistent with the treatment of the results of operations of these discontinued products, which are credited or charged to the reserve and do not affect our results of operations.

Discontinued Products in Large Case Pensions

Prior to 1993, we sold single-premium annuities ("SPAs") and guaranteed investment contracts ("GICs"), primarily to employer sponsored pension plans. In 1993, we discontinued selling these products, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate future losses over their life (which is greater than 30 years); so we established a reserve for anticipated future losses at the time of discontinuance. We provide additional information on this reserve, including key assumptions and other important information, in Note 20 of Notes to Consolidated Financial Statements beginning on page 82. Please refer to this note for additional information.

The operating summary for Large Case Pensions above includes revenues and expenses related to our discontinued products, with the exception of net realized capital gains and losses, which are recorded as part of current and future benefits. Since we established a reserve for future losses on discontinued products, as long as our expected future losses remain consistent with prior projections, the operating results of our discontinued products are applied against the reserve and do not impact operating earnings or net income for Large Case Pensions. However, if actual or expected future losses are greater than we currently estimate, we may have to increase the reserve, which could adversely impact net income. If actual or expected future losses are less than we currently estimate, we may have to decrease the reserve, which could favorably impact net income. In those cases, we disclose such adjustment separately in the operating summary.

The activity in the reserve for anticipated future losses on discontinued products in 2009, 2008 and 2007 was as follows:

(Millions)	2009	2008	2007
Reserve, beginning of period	$ **790.4**	$ 1,052.3	$ 1,061.1
Operating (loss) income	**(34.8)**	(93.4)	28.5
Cumulative effect of new accounting standard as of April 1, 2009 [(1)]	**42.1**	-	-
Net realized capital (losses) gains	**(8.5)**	(124.7)	27.0
Reserve reduction	-	(43.8)	(64.3)
Reserve, end of period	$ **789.2**	$ 790.4	$ 1,052.3

(1) The adoption of new accounting guidance for OTTI resulted in a cumulative effect adjustment. This adjustment represents OTTI securities held at April 1, 2009 that we do not intend to sell. Refer to Note 2 beginning on page 48 for additional information. This amount is not reflected in accumulated other comprehensive loss and retained earnings in our shareholders' equity since the results of discontinued products do not impact our results of operations.

During 2009, our discontinued products reflected an operating loss and net realized capital losses, both attributable to the unfavorable investment conditions that existed from the latter half of 2008 through the second quarter of 2009. Net realized capital losses in 2008 were due primarily to OTTI of debt securities (refer to Investments – Net Realized Capital Gains and Losses on page 12 for additional information) and derivative losses partially offset by net gains on the sale of equity securities.

Management reviews the adequacy of the discontinued products reserve quarterly and, as a result, the reserve at December 31, 2009 reflects management's best estimate of anticipated future losses. Specifically, we evaluated the operating losses and net realized capital losses in 2009 against our expectations of future cash flows assumed in estimating this reserve and do not believe an adjustment to this reserve is required at December 31, 2009. During the years ended December 31, 2008 and 2007, $44 million ($29 million after tax) and $64 million ($42 million after tax), respectively, were released from this reserve. The 2008 reserve reduction was primarily due to favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve. The 2007 reserve reduction was primarily due to favorable investment performance and favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve.

Assets Managed by Large Case Pensions

At December 31, 2009 and 2008, Large Case Pensions assets under management consisted of the following:

(Millions)	2009	2008
Assets under management: [(1)]		
Fully guaranteed discontinued products	$ **3,667.7**	$ 3,840.2
Experience-rated	**4,879.9**	4,226.8
Non-guaranteed	**2,623.2**	2,630.5
Total assets under management	$ **11,170.8**	$ 10,697.5

(1) Excludes net unrealized capital gains (losses) of $205.8 million and $(111.2) million at December 31, 2009 and 2008, respectively.

Assets supporting experience-rated products (where the contract holder, not us, assumes investment and other risks subject to, among other things, certain minimum guarantees) may be subject to contract holder or participant withdrawals. For the years ended December 31, 2009, 2008 and 2007, experience-rated contract holder and participant-directed withdrawals were as follows:

(Millions)	2009	2008	2007
Scheduled contract maturities and benefit payments [(1)]	**$ 267.2**	$ 338.8	$ 353.6
Contract holder withdrawals other than scheduled contract maturities and benefit payments [(2)]	**10.6**	31.1	39.4
Participant-directed withdrawals [(2)]	**3.1**	3.9	6.0

(1) Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2) Approximately $537.0 million, $524.3 million and $534.9 million at December 31, 2009, 2008 and 2007, respectively, of experience-rated pension contracts allowed for unscheduled contract holder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $95.9 million, $93.2 million and $118.7 million at December 31, 2009, 2008 and 2007, respectively, of experience-rated pension contracts supported by general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

INVESTMENTS

At December 31, 2009 and 2008, our investment portfolio consisted of the following:

(Millions)	2009	2008
Debt and equity securities	**$ 17,159.7**	$ 13,993.3
Mortgage loans	**1,594.0**	1,679.9
Other investments	**1,220.1**	1,196.2
Total investments	**$ 19,973.8**	$ 16,869.4

The risks associated with investments supporting experience-rated pension and annuity products in our Large Case Pensions business are assumed by the contract holders and not by us (subject to, among other things, certain minimum guarantees). Anticipated future losses associated with investments supporting discontinued fully-guaranteed Large Case Pensions products are provided for in the reserve for anticipated future losses on discontinued products.

As a result of the foregoing, investment risks associated with our experience-rated and discontinued products generally do not impact our results of operations (refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 48 for additional information). Our total investments supported the following products at December 31, 2009 and 2008:

(Millions)	2009	2008
Supporting experience-rated products	**$ 1,681.1**	$ 1,582.8
Supporting discontinued products	**3,681.8**	3,635.1
Supporting remaining products	**14,610.9**	11,651.5
Total investments	**$ 19,973.8**	$ 16,869.4

Debt and Equity Securities

The debt securities in our portfolio had an average quality rating of A+ at December 31, 2009 and 2008, with approximately $4.9 billion at December 31, 2009 and $4.3 billion at December 31, 2008 rated AAA. Total debt securities that were rated below investment grade (that is, having a quality rating below BBB-/Baa3) at December 31, 2009 and 2008 were $1.3 billion and $640 million, respectively (of which 15% and 18% at December 31, 2009 and 2008, respectively, supported our discontinued and experience-rated products).

At December 31, 2009 and 2008, we held approximately $486 million and $824 million, respectively, of municipal debt securities and $34 million and $64 million, respectively, of structured product debt securities that were guaranteed by third parties, collectively representing approximately 3% and 5%, respectively, of our total investments. These securities had an average credit rating of A+ at December 31, 2009 and AA- at December 31, 2008 with the guarantee. Without the guarantee, the average credit rating of the municipal debt securities was A+ on each date. The structured product debt securities are not rated by the rating agencies on a standalone basis. We do not have any significant concentration of investments with third party guarantors (either direct or indirect).

We classify our debt and equity securities as available for sale, carrying them at fair value on our balance sheet. Approximately 3% of our debt and equity securities at both December 31, 2009 and 2008 are valued using inputs that reflect our own assumptions (categorized as Level 3 inputs in accordance with GAAP). Refer to Note 10 of Notes to Consolidated Financial Statements beginning on page 63 for additional information on the methodologies and key assumptions we use to determine the fair value of investments.

At December 31, 2009 and 2008, our debt and equity securities had net unrealized gains (losses) of $717 million and $(500) million, respectively, of which $207 million and $(123) million, respectively, related to our experience-rated and discontinued products.

Refer to Note 8 of Notes to Consolidated Financial Statements beginning on page 58 for details of net unrealized capital gains and losses by major security type, as well as details on our debt securities with unrealized losses at December 31, 2009 and 2008. We regularly review our debt securities to determine if a decline in fair value below the carrying value is other than temporary. If we determine a decline in fair value is other than temporary, the carrying value of the security is written down. The amount of the credit-related impairment is included in our results of operations, and the non-credit component is included in other comprehensive income if we do not intend to sell the security. Accounting for OTTI of our debt securities is considered a critical accounting estimate. Refer to Critical Accounting Estimates - Other-Than-Temporary Impairment of Debt Securities on page 21 for additional information.

Net Realized Capital Gains and Losses
Net realized capital gains (losses) were $55 million in 2009, $(656) million in 2008 and $(74) million in 2007. Included in these amounts were $76 million for 2009, $523 million for 2008 and $125 million for 2007 of yield-related OTTI losses.

The decrease in OTTI recognized in earnings in 2009 compared to 2008 was primarily related to a change in the accounting guidance for the recognition of OTTI of debt securities and an overall general improvement in the economic environment during 2009 compared to 2008. Prior to the adoption of new accounting guidance for OTTI of debt securities on April 1, 2009, both yield- and credit-related OTTI were recognized in earnings if we could not assert our intention to hold the security until recovery. In contrast, after April 1, 2009, only credit-related impairments are recognized in earnings unless we have the intention to sell the security in an unrealized loss position, in which case the yield-related OTTI is also recognized in earnings. Refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 48 for additional information.

In 2009, yield-related OTTI losses were $76 million, primarily related to U.S. Treasury and corporate securities that were temporarily in a loss position due to changes in interest rates and the widening of credit spreads relative to the interest rates on U.S. Treasury Securities in the first half of 2009. Because we did not assert our intention to hold these securities, under applicable accounting guidance, we recorded a yield-related OTTI loss. In 2008, yield-related OTTI losses were $523 million. These yield-related impairments were primarily due to the widening of credit spreads relative to the interest rates on U.S. Treasury securities in 2008 and the application of the then-applicable accounting guidance for OTTI which required us to assert our intention to hold to recovery, which we could not make. During 2008, significant declines in the U.S. housing market resulted in the credit and other capital markets experiencing volatility and limitations on the ability of companies to issue debt or equity securities. The lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity resulted in credit spreads widening during 2008.

Included in net realized capital losses for 2008 were $120 million of credit-related OTTI losses of which $105 million related to investments in debt securities of Lehman Brothers Holdings Inc. and Washington Mutual, Inc. We had no other individually material realized capital losses on debt or equity securities that impacted our results of operations during 2009 or 2008.

Mortgage Loans
Our mortgage loan portfolio (which is collateralized by commercial real estate) represented 8% and 10% of our total invested assets at December 31, 2009 and 2008, respectively. At December 31, 2009, 99% of our mortgage loans continued to be performing assets. In accordance with our accounting policies, there were no material impairment reserves on these loans at December 31, 2009 or 2008. Refer to Notes 2 and 8 of Notes to Consolidated Financial Statements beginning on pages 48 and 58, respectively, for additional information.

Risk Management and Market-Sensitive Instruments

We manage interest rate risk by seeking to maintain a tight match between the durations of our assets and liabilities where appropriate. We manage credit risk by seeking to maintain high average quality ratings and diversified sector exposure within our debt securities portfolio. In connection with our investment and risk management objectives, we also use derivative financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. Our use of these derivatives is generally limited to hedging purposes and has principally consisted of using interest rate swap agreements, warrants, forward contracts, futures contracts and credit default swaps. These instruments, viewed separately, subject us to varying degrees of interest rate, equity price and credit risk. However, when used for hedging, we expect these instruments to reduce overall risk.

We regularly evaluate our risk from market-sensitive instruments by examining, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. We also regularly evaluate the appropriateness of investments relative to our management-approved investment guidelines (and operate within those guidelines) and the business objectives of our portfolios.

On a quarterly basis, we review the impact of hypothetical net losses in our investment portfolio on our consolidated near-term financial position, results of operations and cash flows assuming the occurrence of certain reasonably possible changes in near-term market rates and prices. We determine the potential effect of interest rate risk on near-term net income, cash flow and fair value based on commonly-used models. The models project the impact of interest rate changes on a wide range of factors, including duration, put options and call options. We also estimate the impact on fair value based on the net present value of cash flows using a representative set of likely future interest rate scenarios. The assumptions used were as follows: an immediate increase of 100 basis points in interest rates (which we believe represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for our intermediate-term available-for-sale debt securities) and an immediate decrease of 25% in prices for domestic equity securities.

Based on our overall exposure to interest rate risk and equity price risk, we believe that these changes in market rates and prices would not materially affect our consolidated near-term financial position, results of operations or cash flows as of December 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Generally, we meet our operating cash requirements by maintaining appropriate levels of liquidity in our investment portfolio and using overall cash flows from premiums, deposits and income received on investments. We monitor the duration of our portfolio of debt securities (which is highly marketable) and mortgage loans, and execute purchases and sales of these investments with the objective of having adequate funds available to satisfy our maturing liabilities. Overall cash flows are used primarily for claim and benefit payments, contract withdrawals, operating expenses and share repurchases.

Presented in the following table is a condensed statement of cash flows for the years ended December 31, 2009, 2008 and 2007. We present net cash flows used for operating activities of continuing operations and net cash flows provided by investing activities separately for our Large Case Pensions segment because, in accordance with applicable accounting guidance, changes in the insurance reserves for this segment (which are reported as cash used for operating activities) are funded from the sale of investments (which are reported as cash provided by investing activities). Refer to the Consolidated Statements of Cash Flows on page 47 for additional information.

(Millions)	2009	2008	2007
Cash flows from operating activities			
Health Care and Group Insurance (including Corporate Financing)	**$ 2,711.5**	$ 2,397.6	$ 2,367.7
Large Case Pensions	**(223.2)**	(190.7)	(302.2)
Net cash provided by operating activities of continuing operations	**2,488.3**	2,206.9	2,065.5
Cash flows from investing activities			
Health Care and Group Insurance	**(2,380.0)**	(1,485.2)	(1,391.5)
Large Case Pensions	**380.3**	411.9	353.7
Net cash used for investing activities	**(1,999.7)**	(1,073.3)	(1,037.8)
Net cash used for financing activities	**(464.5)**	(1,208.1)	(653.7)
Net increase (decrease) in cash and cash equivalents	**$ 24.1**	$ (74.5)	$ 374.0

Cash Flow Analysis

Cash flows provided by operating activities for Health Care and Group Insurance were approximately $2.7 billion in 2009 and $2.4 billion in both 2008 and 2007. During 2009 and 2007, we spent $70 million and $613 million, respectively, on acquisitions we expect will enhance our existing product capabilities and future growth opportunities. There were no acquisitions in 2008. In addition, in each of the past three years we increased our investment holdings. This use of cash was reported as cash flows used in investing activities.

Cash flows used for financing activities primarily reflect share repurchases partially offset by our issuance of debt in 2008 and 2007. Refer to Short- and Long-Term Debt below for additional information. During the period 2007 through 2009, we repurchased common stock under various repurchase programs authorized by our Board. In 2009, 2008 and 2007, we repurchased approximately 29 million, 43 million and 33 million shares of common stock at a cost of $773 million, $1.8 billion and $1.7 billion, respectively. At December 31, 2009, the capacity remaining under our Board-approved share repurchase program was approximately $591 million.

On September 25, 2009, our Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 13, 2009. The dividend was paid on November 30, 2009. Our Board reviews our common stock dividend annually. Among the factors considered by our Board in determining the amount of dividends are our results of operations and the capital requirements, growth and other characteristics of our businesses.

Short- and Long-Term Debt

In September 2008 and December 2007, we issued $500 million and $700 million, respectively, of senior notes and used the proceeds to repay commercial paper borrowings.

We use short-term borrowings from time to time to address timing differences between cash receipts and disbursements. The maximum amount of commercial paper borrowings outstanding during 2009 was $553 million.

Our committed short-term borrowing capacity consists of a $1.5 billion revolving credit facility (the "Facility") which terminates in March 2013. The Facility also provides for the issuance of letters of credit at our request, up to $200 million, which count as usage of the available commitments under the Facility. The Facility permits the aggregate commitments under the Facility to be expanded to a maximum of $2.0 billion upon our agreement with one or more financial institutions. There were no amounts outstanding under the Facility at any time during 2009.

Our total debt to total capital ratio (total debt divided by the sum of shareholders' equity plus total debt) was approximately 30% and 32% at December 31, 2009 and 2008, respectively. We continually monitor existing and alternative financing sources to support our capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance, and pledging or selling of assets.

Interest expense on our debt was $243 million, $236 million and $181 million for 2009, 2008 and 2007, respectively. The increase in interest expense in 2009 and 2008 was due to higher overall average long-term debt levels as a result of our issuance of senior notes in September 2008 and December 2007.

Refer to Note 14 of Notes to Consolidated Financial Statements on page 75 for additional information on our short-term and long-term debt.

Restrictions on Certain Payments
In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their equity holders. These regulations are not directly applicable to Aetna as a holding company, since Aetna is not an HMO or an insurance company. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt, meet our other financing obligations or pay dividends, or the ability of any of our subsidiaries to service other financing obligations, if any. Under regulatory requirements, at December 31, 2009, the amount of dividends that our insurance and HMO subsidiaries could pay to Aetna without prior approval by regulatory authorities was approximately $1.2 billion in the aggregate.

We maintain capital levels in our operating subsidiaries at or above targeted and/or required capital levels and dividend amounts in excess of these levels to meet our liquidity requirements, including the payment of interest on debt and shareholder dividends. In addition, at our discretion, we use these funds for other purposes such as funding share repurchase programs, investments in new businesses and other purposes we consider necessary.

Off-Balance Sheet Arrangements
We do not have guarantees or other off-balance sheet arrangements that we believe, based on historical experience and current business plans, are reasonably likely to have a material impact on our current or future results of operations, financial condition or cash flows. Refer to Notes 8 and 18 of Notes to Consolidated Financial Statements beginning on page 58 and 77, respectively, for additional detail of our variable interest entities and guarantee arrangements, respectively, at December 31, 2009.

Ratings
As of February 25, 2010, the credit ratings of Aetna and Aetna Life Insurance Company ("ALIC") from the respective nationally recognized statistical rating organizations ("Rating Agencies") were as follows:

	A.M. Best	Fitch	Moody's Investors Service	Standard & Poor's
Aetna (senior debt) [(1)]	bbb+	A-	A3	A-
Aetna (commercial paper)	AMB-2	F1	P-2	A-2
ALIC (financial strength) [(1)]	A	AA-	Aa3	A+

(1) Aetna's senior debt and ALIC's financial strength have a stable outlook from A.M. Best and a negative outlook from Fitch and Standard & Poor's. Moody's Investors Service has placed Aetna's senior debt and ALIC's financial strength ratings under review for possible downgrade.

Solvency Regulation
The National Association of Insurance Commissioners (the "NAIC") utilizes risk-based capital ("RBC") standards for insurance companies that are designed to identify weakly-capitalized companies by comparing each company's adjusted surplus to its required surplus ("RBC Ratio"). The RBC Ratio is designed to reflect the risk profile of insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC Ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a com-prehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2009, the RBC Ratio of each of our primary insurance sub-sidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2009, at that date, each of our active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC's RBC rules. External rating agencies use their own RBC standards when they determine a company's rating.

Contractual Obligations

The following table summarizes certain estimated future obligations by period at December 31, 2009, under our various contractual obligations. The table below does not include future payments of claims to health care providers or pharmacies because certain terms of these payments are not determinable at December 31, 2009 (for example, the timing and volume of future services provided under fee-for-service arrangements and future membership levels for capitated arrangements). We believe that funds from future operating cash flows, together with cash, investments and other funds available under our credit agreements or from public or private financing sources, will be sufficient to meet our existing commitments as well as our liquidity needs associated with future operations, including strategic transactions.

(Millions)	2010	2011 - 2012	2013 - 2014	Thereafter	Total
Long-term debt obligations, including interest	$ 239.1	$ 1,273.3	$ 355.5	$ 5,158.2	$ 7,026.1
Operating lease obligations	165.2	178.4	78.2	79.9	501.7
Purchase obligations	137.8	129.6	45.3	.8	313.5
Other liabilities reflected on our balance sheet: (1)					
Future policy benefits (2)	739.6	1,396.4	1,092.5	3,981.2	7,209.7
Unpaid claims (2)	559.5	438.1	302.9	712.0	2,012.5
Policyholders' funds (2) (3)	788.3	117.6	109.3	646.1	1,661.3
Other liabilities (4)	2,284.1	159.5	112.6	251.1	2,807.3
Total	$ 4,913.6	$ 3,692.9	$ 2,096.3	$ 10,829.3	$ 21,532.1

(1) Payments of other long-term liabilities exclude Separate Account liabilities of approximately $6.3 billion because these liabilities are supported by assets that are legally segregated (i.e., Separate Account assets) and are not subject to claims that arise out of our business.

(2) Payments of future policy benefits, unpaid claims and policyholders' funds include approximately $774.8 million, $48.1 million and $186.1 million, respectively, of reserves for contracts subject to reinsurance. We expect the assuming reinsurance carrier to fund these obligations and have reflected these amounts as reinsurance recoverable assets on our consolidated balance sheet.

(3) Customer funds associated with group life and health contracts of approximately $350.6 million have been excluded from the table above because such funds may be used primarily at the customer's discretion to offset future premiums and/or refunds, and the timing of the related cash flows cannot be determined. Additionally, net unrealized capital gains on debt and equity securities supporting experience-rated products of $70.5 million have been excluded from the table above.

(4) Other liabilities in the table above include general expense accruals and other related payables and exclude the following:

- Employee-related benefit obligations of $1.37 billion including our pension, other postretirement and post-employment benefit obligations and certain deferred compensation arrangements. These liabilities do not necessarily represent future cash payments we will be required to make, or such payment patterns cannot be determined. However, other long-term liabilities include anticipated voluntary pension contributions to our tax-qualified defined pension plan of $45.0 million in 2010 and expected benefit payments of approximately $481.2 million over the next ten years for our nonqualified pension plan and our postretirement benefit plans, which we primarily fund when paid by the plans.
- Deferred gains of $72.7 million related to prior cash payments which will be recognized in our earnings in the future in accordance with GAAP.
- Net unrealized capital gains of $104.3 million supporting discontinued products.
- Minority interests of $77.1 million consisting of subsidiaries less than 100% owned by us. This amount does not represent future cash payments we will be required to make.
- Income taxes payable of $22.2 million related to uncertain tax positions.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP. The application of GAAP requires management to make estimates and assumptions that affect our consolidated financial statements and related notes. The accounting estimates described below are those we consider critical in preparing our consolidated financial statements. We use information available to us at the time the estimates are made; however, as described below, these estimates could change materially if different information or assumptions were used. Also, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.

Health Care Costs Payable

Health care costs payable include estimates of the ultimate cost of claims that have been incurred but not yet reported to us and of those which have been reported to us but not yet paid (collectively "IBNR"). At December 31, 2009 and 2008, our IBNR reserves represented approximately 88% and 86%, respectively, of total health care 0costs payable. The remainder of health care costs payable is primarily comprised of pharmacy and capitation payables and accruals for state assessments. We develop our IBNR estimates using actuarial principles and assumptions that consider numerous factors. Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate to be the most critical assumptions. In developing our estimate of health care costs payable, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of related factors.

We analyze historical claim payment patterns by comparing claim incurred dates (i.e., the date services were provided) to claim payment dates to estimate "completion factors." We estimate completion factors by aggregating claim data based on the month of service and month of claim payment and estimating the percentage of claims incurred for a given month that are complete by each month thereafter. For any given month, substantially all claims are paid within six months of the date of service, but it can take up to 48 months or longer before all of the claims are completely resolved and paid. These historically-derived completion factors are then applied to claims paid through the financial statement date to estimate the ultimate claim cost for a given month's incurred claim activity. The difference between the estimated ultimate claim cost and the claims paid through the financial statement date represents our estimate of claims remaining to be paid as of the financial statement date and is included in our health care costs payable.

We use completion factors predominantly to estimate reserves for claims with claim incurred dates greater than three months prior to the financial statement date. The completion factors we use reflect judgments and possible adjustments based on data such as claim inventory levels, claim submission and processing patterns and, to a lesser extent, other factors such as changes in health care cost trend rates, changes in membership and product mix. If claims are submitted or processed on a faster (slower) pace than prior periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than the ultimate cost of claims.

Because claims incurred within three months prior to the financial statement date have less activity, we use a combination of historically-derived completion factors and the assumed health care cost trend rate to estimate the ultimate cost of claims incurred for these months. We place a greater emphasis on the assumed health care cost trend rate for the most recent dates of services as these months may be influenced by seasonal patterns and changes in membership and product mix.

Our health care cost trend rate is affected by changes in per member utilization of medical services as well as changes in the unit cost of such services. Many factors influence the health care cost trend rate, including our ability to manage health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising per member utilization and unit costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high-cost cases, claim intensity, changes in the regulatory environment, health care provider or member fraud and numerous other factors also contribute to the cost of health care and our health care cost trend rate.

For each reporting period, we use an extensive degree of judgment in the process of estimating our health care costs payable, and as a result, considerable variability and uncertainty is inherent in such estimates; and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rates. For each reporting period we recognize our best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors. We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations at December 31, 2009; however, actual claim payments may differ from our estimates. A worsening (or improvement) of our health care cost trend rates or changes in completion factors from those that we assumed in estimating health care costs payable at December 31, 2009 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that our estimates of health care costs payable could develop either favorably, (that is, our actual health care costs for the period were less than we estimated) or unfavorably. The changes in our estimate of health care costs payable may relate to a prior quarter, prior year or earlier periods. As reported in the rollforward of our health care costs payable in Note 6 of our Consolidated Financial Statements on page 56, our prior year estimates of health care costs payable decreased by approximately $66 million, $163 million and $177 million in 2009, 2008 and

2007, respectively. This reduction was offset by current year health care costs when we established our estimate of current period health care costs payable. Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for health care costs payable. When significant decreases (increases) in prior periods' health care cost estimates occur that we believe significantly impact our current period results of operations, we disclose that amount as favorable (unfavorable) development of prior period health care cost estimates. In 2009 we had approximately $116 million of unfavorable development of prior period health care cost estimates that was driven by what we believe was unusually high paid claims activity in the first half of 2009 related to the second half of 2008. This unfavorable development of prior year health care cost estimates offset the amount of the 2009 reduction in our estimate of health care costs payable for prior years. We had no significant amount of favorable (unfavorable) development of prior year health care cost estimates that affected our results of operations in 2008.

During 2009 we observed essentially no change in our completion factors relative to those assumed at year end 2008. During 2008 we observed an increase in our completion factors as a result of a speedup in the provider claim submission and our processing times relative to those assumed at December 31, 2007. After considering the claims paid in 2009 and 2008 with dates of service prior to the fourth quarter of the previous year, we observed the assumed weighted average completion factors were approximately flat and 20 basis points higher, respectively, than previously estimated, resulting in a decrease of approximately $7 million in 2009 and $43 million in 2008 in health care costs payable that related to the prior year. We have considered the pattern of changes in our completion factors when determining the completion factors used in our estimates of IBNR at December 31, 2009. However, based on our historical claim experience, it is reasonably possible that our estimated completion factors may vary by plus or minus 50 basis points from our assumed rates, which could impact health care costs payable by approximately plus or minus $29 million pretax.

Also during 2009 and 2008, we observed that our health care cost trend rates for claims with dates of service three months or less before the financial statement date were slightly lower than previously estimated. Specifically, after considering the claims paid in 2009 and 2008 with dates of service for the fourth quarter of the previous year, we observed health care cost trend rates that were approximately .9% and 3.7%, respectively, lower than previously estimated, resulting in a reduction of approximately $59 million in 2009 and $120 million in 2008 in health care costs payable that related to the prior year.

We consider historical health care cost trend rates together with our knowledge of recent events that may impact current trends when developing our estimates of current health care cost trend rates. When establishing our reserves at December 31, 2009, we increased our assumed health care cost trend rates for the most recent three months by 5.3% from health care cost trend rates recently observed. However, based on our historical claim experience, it is reasonably possible that our estimated health care cost trend rates may vary by plus or minus 3.5% from our assumed rates, which could impact health care costs payable by approximately plus or minus $182 million pretax.

Health care costs payable as of December 31, 2009 and 2008 consisted of the following products:

(Millions)	2009	2008
Commercial	$ 2,295.0	$ 1,936.6
Medicare	492.0	390.9
Medicaid	108.3	65.7
Total health care costs payable	$ 2,895.3	$ 2,393.2

Premium Deficiency Reserves
We recognize a premium deficiency loss when it is probable that expected future health care costs will exceed our existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of expected losses for certain contracts. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any material premium deficiency reserves for our Health Care business at December 31, 2009 or 2008.

Other Insurance Liabilities
We establish insurance liabilities other than health care costs payable for benefit claims related to our Group Insurance segment. We refer to these liabilities as other insurance liabilities. These liabilities relate to our life, disability and long-term care products.

Life and Disability
The liabilities for our life and disability products reflect benefit claims that have been reported to us but not yet paid, estimates of claims that have been incurred but not yet reported to us, and future policy benefits earned under insurance contracts. We develop these reserves and the related benefit expenses using actuarial principles and assumptions that consider, among other things, discount, resolution and mortality rates (each discussed below). Completion factors are also evaluated when estimating our reserves for claims incurred but not yet reported for life products. We also consider the benefit payments from the U.S. Social Security Administration for which our disability members may be eligible and which may offset our liability for disability claims (this is known as the Social Security offset). Each period, we estimate these factors, to the extent relevant, based primarily on historical data, and use these estimates to determine the assumptions underlying our reserve calculations. Given the extensive degree of judgment and uncertainty used in developing these estimates, it is possible that our estimates could develop either favorably or unfavorably.

The discount rate is the interest rate at which future benefit cash flows are discounted to determine the present value of those cash flows. The discount rate we select is a critical estimate, because higher discount rates result in lower reserves. We determine the discount rate based on the current and estimated future yield of the asset portfolio supporting our life and disability reserves. If the discount rate we select in estimating our reserves is lower (higher) than our actual future portfolio returns, our reserves may be higher (lower) than necessary. Our discount rates for life and disability reserves at December 31, 2009 both decreased .5% when compared to the rates used at December 31, 2008. Our discount rates for life and disability reserves at December 31, 2008 increased by .17% and .04%, respectively, when compared to the rates used at December 31, 2007. The discount rates we selected for disability and life reserves at December 31, 2009 were lower than 2008 due to lower projected future yields on the investment portfolio supporting these reserves. The discount rates for 2008 were higher than the rates we selected in the previous year as a result of increasing investment yields on the portfolio of assets supporting these reserves. Based on our historical experience, it is reasonably possible that the assumed discount rates for our life and disability reserves may vary by plus or minus .25% from year to year. A .25% decrease in the discount rates selected for both our life and disability reserves would have increased current and future life and disability benefit costs by approximately $17 million pretax for 2009.

For disability claims and a portion of our life claims, we must estimate the timing of benefit payments, which takes into consideration the maximum benefit period and the probabilities of recovery (i.e., recovery rate) or death (i.e., mortality rate) of the member. Benefit payments may also be affected by a change in employment status of a disabled member, for example, if the member returns to work on a part-time basis. Estimating the recovery and mortality rates of our members is complex. Our actuaries evaluate our current and historical claim patterns, the timing and amount of any Social Security offset (for disability only), as well as other factors including the relative ages of covered members and the duration of each member's disability when developing these assumptions. For disability reserves, if our actual recovery and mortality rates are lower (higher) than our estimates, our reserves will be lower (higher) than required to cover future disability benefit payments. For certain life reserves, if the actual recovery rates are lower (higher) than our estimates or the actual mortality rates are higher (lower) than our estimates, our reserves will be lower (higher) than required to cover future life benefit payments. We use standard industry tables and our historical claim experience to develop our estimated recovery and mortality rates. Claim reserves for our disability and life products are sensitive to these assumptions. Our historical experience has been that our recovery or mortality rates for our life and disability reserves vary by less than one percent during the course of a year. A one percent less (more) favorable assumption for our recovery or mortality rates would have increased (decreased) current and future life and disability benefit costs by approximately $6 million pretax for 2009. When establishing our reserves at December 31, 2009, we have adjusted our estimates of these rates based on recent experience.

We estimate our reserve for claims incurred but not yet reported to us for life products largely based on completion factors. The completion factors we use are based on our historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors. If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments. At December 31, 2009, we held approximately $189 million in reserves for life claims incurred but not yet reported to us.

Long-term Care
We establish a reserve for future policy benefits for our long-term care products at the time each policy is issued based on the present value of estimated future benefit payments less the present value of estimated future premiums. In establishing this reserve, we must evaluate assumptions about mortality, morbidity, lapse rates and the rate at which new claims are submitted to us. We estimate the future policy benefits reserve for long-term care products using these assumptions and actuarial principles. For long-duration insurance contracts, we use our original assumptions throughout the life of the policy and do not subsequently modify them unless we deem the reserves to be inadequate. A portion of our reserves for long-term care products also reflect our estimates relating to future payments to members currently receiving benefits. These reserves are estimated primarily using recovery and mortality rates, as described above.

Premium Deficiency Reserves
We recognize a premium deficiency loss when it is probable that expected future policy benefit costs will exceed our existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of expected losses for certain contracts. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any material premium deficiency reserves for our Group Insurance business at December 31, 2009 or 2008.

Large Case Pensions Discontinued Products Reserve
We discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the run-off period. Since 1993, we have made several adjustments to reduce this reserve that have increased our net income. These adjustments occurred primarily because our investment experience as well as our mortality and retirement experience have been better than the experience we projected at the time we discontinued the products. There was no release of this reserve in 2009. In 2008 and 2007, $44 million and $64 million, respectively, of reserves were released for these reasons. There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income. Future adjustments could positively or negatively impact our operating earnings.

Recoverability of Goodwill and Other Acquired Intangible Assets
We have made acquisitions that included a significant amount of goodwill and other intangible assets. Goodwill is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to a periodic impairment test. For these impairment evaluations, we use an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These impairment evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If we do not achieve our earnings objectives, the assumptions and estimates underlying these impairment evaluations could be adversely affected, which could result in an asset impairment charge that would negatively impact our operating results.

Measurement of Defined Benefit Pension and Other Postretirement Benefit Plans
We sponsor defined benefit pension ("pension") and other postretirement benefit ("OPEB") plans for our employees and retirees. Major assumptions used in the accounting for these plans include the expected return on plan assets and the discount rate. We select our assumptions based on our information and market indicators, and we evaluate our assumptions at each annual measurement date (December 31). A change in any of our assumptions would have an effect on our pension and OPEB plan costs. A discussion of our assumptions used to determine the expected return on plan assets can be found in Note 11 of Notes to Consolidated Financial Statements beginning on page 67.

The discount rates we used in accounting for our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. The yield curve consists of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds (that is, bonds with a rating of Aa or better from Moody's Investors Service or a rating of AA or better from Standard and Poor's). We project the benefits expected to be paid from each plan at each point in the future based on each participant's current service (but reflecting expected future pay increases). These projected benefit payments are then discounted to the measurement date using the corresponding rate from the yield curve. A lower discount rate increases the present value of benefit obligations and increases costs. In 2009, we decreased our assumed discount rate to 5.89% and 5.64% for our pension and OPEB plans, respectively, from 6.89% and 6.92%, respectively, at the previous measurement date in 2008. A one-percentage point decrease in the assumed discount rate would increase our annual pension costs by approximately $37 million after tax and would have a negligible effect on our annual OPEB costs.

At December 31, 2009, the pension and OPEB plans had aggregate actuarial losses of $2.5 billion. These losses are primarily due to investment losses incurred in 2008. The accumulated actuarial loss is amortized over the remaining service life of pension plan participants (estimated at 9.4 years at December 31, 2009) and the expected life of OPEB plan participants (estimated at up to 15.8 years at December 31, 2009) to the extent the loss is outside of a corridor established in accordance with GAAP. The corridor is established based on the greater of 10% of the plan assets or 10% of the projected benefit obligation. At December 31, 2009, $1.9 billion of the actuarial loss was outside of the corridor, resulting in amortization of approximately $206 million after tax in our 2010 pension and OPEB expense.

Our expected return on plan assets and discount rate discussed above will not affect the cash contributions we are required to make to our pension and OPEB plans because we have met all minimum funding requirements. We will not have a minimum funding requirement for our pension or OPEB plans in 2010. However, we currently intend to make a voluntary pension contribution of approximately $45 million in 2010.

Refer to Note 11 of Notes to Consolidated Financial Statements beginning on page 67 for additional information on our defined benefit pension and other postretirement benefit plans.

Other-Than-Temporary Impairment of Debt Securities

We regularly review our debt securities to determine whether a decline in fair value below the carrying value is other than temporary. If a decline in fair value is considered other than temporary, the cost basis or carrying amount of the security is written down. The write-down is then bifurcated into its credit and non-credit related components. The credit-related component is included in our results of operations and the non-credit related component is included in other comprehensive loss if we do not intend to sell the security. We analyze all facts and circumstances we believe are relevant for each investment when performing this analysis, in accordance with applicable accounting guidance promulgated by the Financial Accounting Standards Board and the United States Securities and Exchange Commission.

Among the factors we consider in evaluating whether a decline is other than temporary are whether the decline in fair value results from a change in the quality of the investment security itself, whether the decline results from a downward movement in the market as a whole and the prospects for realizing the carrying value of the security based on the investment's current and short-term prospects for recovery. For unrealized losses determined to be the result of market conditions (for example, increasing interest rates and volatility due to conditions in the overall market) or industry-related events, we determine whether we intend to sell the security or if it is more likely than not that we will be required to sell the security before recovery of its cost basis. If either case is true, we recognize an OTTI and the cost basis/carrying amount of the security is written down to fair value.

Securities in an unrealized loss position for which we believe we will not recover the amortized cost due to the quality of the security or the credit-worthiness of the issuer are categorized as credit-related OTTI.

The risks inherent in assessing the impairment of an investment include the risk that market factors may differ from our projections and the risk that facts and circumstances factored into our assessment may change with the passage of time. Unexpected changes to market factors and circumstances that were not present in past reporting periods are among the factors that may result in a current period decision to sell securities that were not impaired in prior reporting periods.

Revenue Recognition (Allowance for Estimated Terminations and Uncollectable Accounts)

Our revenue is principally derived from premiums and fees billed to customers in the Health Care and Group Insurance businesses. In Health Care, revenue is recognized based on customer billings, which reflect contracted rates per employee and the number of covered employees recorded in our records at the time the billings are prepared. Billings are generally sent monthly for coverage during the following month. In Group Insurance, premium for group life and disability products is recognized as revenue, net of allowances for uncollectable accounts, over the term of coverage. Amounts received before the period of coverage begins are recorded as unearned premiums.

Health Care billings may be subsequently adjusted to reflect changes in the number of covered employees due to terminations or other factors. These adjustments are known as retroactivity adjustments. We estimate the amount of future retroactivity each period and adjust the recorded revenue accordingly. We also estimate the amount of uncollectable receivables each period and establish an allowance for uncollectable amounts. We base such estimates on historical trends, premiums billed, the amount of contract renewal activity during the period and other relevant information. As information regarding actual retroactivity and uncollectable amounts becomes known, we refine our estimates and record any required adjustments to revenues in the period they arise. A significant difference in the actual level of retroactivity or uncollectable amounts when compared to our estimated levels would have a significant effect on Health Care's results of operations.

NEW ACCOUNTING STANDARDS

Refer to Note 2 of Notes to Consolidated Financial Statements, beginning on page 48, for a discussion of recently issued accounting standards.

REGULATORY ENVIRONMENT

General

Our operations are subject to comprehensive federal, state, local and international regulation in the jurisdictions in which we do business. The laws and rules governing our business and interpretations of those laws and rules continue to become more restrictive each year and are subject to frequent change. Further, we must obtain and maintain regulatory approvals to market many of our products. Supervisory agencies, including state health, insurance and managed care departments and state boards of pharmacy and CMS have broad authority to:

- Grant, suspend and revoke our licenses to transact business;
- Regulate many aspects of the products and services we offer;
- Assess fines, penalties and/or sanctions;
- Monitor our solvency and reserve adequacy; and/or
- Regulate our investment activities on the basis of quality, diversification and other quantitative criteria.

Our operations and accounts and other books and records are subject to examination at regular intervals by these agencies. In addition, our current and past business practices are subject to review by, and from time to time we receive subpoenas and other requests for information from, various state insurance and health care regulatory authorities and attorneys general, the Office of the Inspector General, and other state and federal authorities, including inquiries by, and testimony before, certain members, committees and subcommittees of the U.S. Congress regarding certain of our business practices. These reviews, subpoenas and requests may result, and have resulted, in changes to or clarifications of our business practices, as well as fines, penalties or other sanctions.

The federal and state governments continue to enact and seriously consider many broad-based legislative and regulatory proposals that have or could materially impact various aspects of the health care system. For example:

- During 2009, the federal government became increasingly focused on broad-based health care reform, and both the U.S. House of Representatives and Senate passed extensive health reform measures in November and December of 2009, respectively. On February 22, 2010, President Obama published an alternative proposal for broad-based health care reform legislation. If enacted, this proposal, which is similar to the legislation passed by the U.S. Senate, would significantly affect our business and results of operations. Some of the proposed changes in this legislation include a provision for guaranteed issue of coverage in the individual and small group market with a weak mandate that requires coverage. It would also specify required benefit designs, limit rating and pricing practices, and impose minimum requirements for medical benefit ratios, create new ways in which health insurance is distributed (for example, state-based health insurance exchanges), encourage additional competition (including potential incentives for new market entrants) and expand eligibility for Medicaid programs. In addition, President Obama's proposal would create a new federal Health Insurance Rate Authority that would significantly increase federal oversight of health plan premium rates and could adversely affect our ability to appropriately increase health plan premiums. Financing for these reforms was expected to come, in part, from material additional fees and taxes on us and other health insurers and health plans, as well as reductions in certain levels of reimbursement under Medicare. Given recent political developments in Washington, D.C., the fate of this legislation and the nature and extent of any other new health care reform is uncertain, though it is reasonably possible that federal health care reform in some form could be enacted. We cannot predict whether federal health care reform will be enacted, and if it is, what provisions it will contain or what effect it will have on our business or results of operations, although it could have a material adverse effect. If enacted, health care reform would most likely require significant rule making, and we will continue to work with health care policy makers to ensure Americans have access to affordable insurance.

At the state level, forty-four states and the District of Columbia will hold a regular legislative session in 2010. We expect state legislatures to focus on the impact of federal health care reform legislation and state budget deficits in 2010. Proposals under consideration in U.S. Congress could significantly alter the federal structure that shapes the state regulation of health insurance. While the federal debate is ongoing and the outcome uncertain, if federal health care reform legislation is enacted, states may be required to significantly amend numerous existing statutes and regulations. Independent of federal efforts, we expect many states to consider legislation to extend coverage to the uninsured through health insurance exchanges, increase the limiting age for dependent eligibility, restrict health plan rescission of individual coverage, increase mandatory medical benefit ratios, implement rating reforms and enact an autism benefit mandate. We cannot predict whether health care reforms will be enacted at the state level, and if it is, what provisions it will contain in any state or what effect it will have on our business or results of operations.

- On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted into law. Under ARRA, as amended, if an individual is involuntarily terminated from employment (for reasons other than gross misconduct) before March 1, 2010, the individual may elect COBRA coverage and, for a period of up to fifteen months, receive a subsidy from his or her employer equal to 65% of the otherwise applicable COBRA premium charged to the employee. The employer is entitled to apply the amount of premium assistance it pays as an offset against its payroll taxes. Congress may extend the end date of this subsidy. During 2009, the availability of this subsidy caused more people to elect COBRA coverage from us than we assumed, which caused unexpected increases in our medical costs. This subsidy may continue to cause unexpected increases in our medical costs.

- ARRA also expands and strengthens the privacy and security provisions of the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and imposes additional limits on the use and disclosure of Protected Health Information ("PHI"). Among other things, ARRA requires us and other covered entities to report any unauthorized release of, use of, or access to PHI to any impacted individuals and to the U.S. Department of Health and Human Services in those instances where the unauthorized activity poses a significant risk of financial, reputational or other harm to the individuals, and to notify the media in any states where 500 or more people are impacted by any unauthorized release or use of or access to PHI. Business associates (e.g., entities that provide services to health plans, such as electronic claims clearinghouses, print and fulfillment vendors, consultants, and us for the administrative services we provide to our ASC customers) must also comply with certain HIPAA provisions. In addition, ARRA establishes greater civil and criminal penalties for covered entities and business associates who fail to comply with HIPAA's provisions and requires the U.S. Department of Health and Human Services to issue regulations implementing its privacy and security enhancements. We will continue to assess the impact of these regulations on our business as they are issued.

- In 2008, the U.S. Congress reduced funding for Medicare Advantage plans beginning in 2010 and imposed new marketing requirements on Medicare Advantage and PDP plans beginning in 2009. The health reform legislation pending in Congress contemplates both a further reduction for Medicare Advantage plans beginning in 2011 and the introduction of a competitive bidding approach to service members of Medicare Advantage plans by 2015.

Health Care Regulation

General

The federal, state and foreign governments have adopted laws and regulations that govern our business activities in various ways. These laws and regulations restrict how we conduct our business and result in additional burdens and costs to us. Areas of governmental regulation include:

- Licensure
- Premium rates and rating methodologies
- Medical benefit ratios
- Underwriting rules and procedures
- Policy forms, including plan design and disclosures
- Benefit mandates
- Market conduct
- Utilization review activities
- Payment of claims, including timeliness and accuracy of payment
- Member rights and responsibilities
- Sales and marketing activities
- Quality assurance procedures
- Disclosure of medical and other information
- In-network and out-of-network provider rates of payment
- General assessments
- Provider contract forms
- Pharmacy and pharmacy benefit management operations
- Required participation in coverage arrangements for high-risk insureds, either directly or through an assessment or other risk-pooling mechanism
- Delegation of risk and other financial arrangements
- Producer licensing and compensation
- Financial condition (including reserves) and
- Corporate governance.

These laws and regulations are different in each jurisdiction.

States generally require health insurers and HMOs to obtain a certificate of authority prior to commencing operations. To establish a new insurance company or an HMO in a state, we generally would have to obtain such a certificate. The time necessary to obtain such a certificate varies from state to state. Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business. In addition, health insurers and HMOs are subject to state examination and periodic license renewal. Applicable laws also restrict the ability of our regulated subsidiaries to pay dividends. In addition, some of our business and related activities may be subject to PPO, managed care organization, utilization review or third-party administrator-related regulations and licensure requirements. These regulations differ from state to state, but may contain network, contracting, product and rate, financial and reporting requirements. There also are laws and regulations that set specific standards for our delivery of services, payment of claims, fraud prevention, protection of consumer health information and covered benefits and services. With the amendment of the Annual Financial Reporting Model Regulation by the NAIC to incorporate elements of the Sarbanes-Oxley Act of 2002, we expect states will continue to expand their regulation of the corporate governance and internal control activities of HMOs and insurance companies.

Pricing and Underwriting Restrictions

Pricing and underwriting regulation by states limits our underwriting and rating practices and that of other health insurers, particularly for small employer groups and individuals. These laws and regulations vary by state. In general, they apply to certain business segments and limit our ability to set prices or renew business, or both based on specific characteristics of the group or the group's prior claim experience. In some states, these laws and regulations restrict our ability to price for the risk we assume and/or reflect reasonable costs in our pricing, including by specifying minimum medical benefit ratios or requiring us to issue policies at specific prices to certain members. For example, on July 8, 2008, the state of New Jersey enacted legislation mandating a minimum medical benefit ratio of 80% for individual and small group insured health business in that state beginning January 1, 2009. The health reform measures passed by the U.S. Senate and the House of Representatives also specify minimum medical benefit ratios, President Obama's February 22, 2010 health reform proposal would establish a new federal Health Insurance Rate Authority that would significantly increase federal oversight of health plan premium rates, and states may further restrict our ability to price for the risk we assume, any of which could adversely affect our ability to appropriately increase health plan premiums.

Many of these laws and regulations limit the differentials in rates insurers and other carriers may charge between new and renewal business, and/or between groups or individuals based on differing characteristics. They may also require that carriers disclose to customers the basis on which the carrier establishes new business and renewal rates, restrict the application of pre-existing condition exclusions and limit the ability of a carrier to terminate coverage of an employer group.

HIPAA generally requires insurers and other carriers that cover small employer groups in any market to accept for coverage any small employer group applying for a basic and standard plan of benefits. HIPAA also mandates guaranteed renewal of health care coverage for most employer groups, subject to certain defined exceptions, and provides for specified employer notice periods in connection with product and market withdrawals. The law further limits exclusions based on pre-existing conditions for individuals covered under group policies to the extent the individuals had prior creditable coverage within a specified time frame. HIPAA is structured as a "floor" requirement, allowing states latitude to enact more stringent rules governing each of these restrictions. For example, certain states have modified HIPAA's definition of a small group (2-50 employees) to include groups of one employee.

In addition, a number of states provide for a voluntary reinsurance mechanism to spread small group risk among participating insurers and other carriers. In a small number of states, participation in this pooling mechanism is mandatory for all small group carriers. In general, we have elected not to participate in voluntary pools, but even in the voluntary pool states, we may be subject to certain supplemental assessments related to the state's small group experience.

HIPAA Administrative Simplification and Privacy; Gramm-Leach-Bliley Act

The regulations under the administrative simplification provisions of HIPAA also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors. The law authorizes the U.S. Department of Health and Human Services ("HHS") to issue standards for electronic transactions, as well as privacy and security of medical records and other individually identifiable health information ("Administrative Simplification").

Administrative Simplification requirements apply to self-funded group health plans, health insurers and HMOs, health care clearinghouses and health care providers who transmit health information electronically ("Covered Entities"). Regulations adopted to implement Administrative Simplification also require that business associates acting for or on behalf of these Covered Entities be contractually obligated to meet HIPAA standards. The Administrative Simplification regulations establish significant criminal penalties and civil sanctions for noncompliance.

Under Administrative Simplification, HHS has released rules mandating the use of standard formats in electronic health care transactions (for example, health care claims submission and payment, plan eligibility, precertification, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits). HHS also has published rules requiring the use of standardized code sets and unique identifiers for employers and providers. By 2013, the federal government will require that healthcare organizations, including health insurers, upgrade to updated and expanded standardized code sets used for describing health conditions. These new standardized code sets, known as ICD-10, will require substantial investments from health care organizations, including us. We estimate that our ICD-10 project costs will be $30 million in 2010.

The HIPAA privacy regulations adopted by HHS established limits on the use and disclosure of medical records and other individually identifiable health information by Covered Entities. In addition, the HIPAA privacy regulations provide patients with new rights to understand and control how their health information is used. The HIPAA privacy regulations do not preempt more stringent state laws and regulations that may apply to us and other Covered Entities, including laws that place stricter controls on the release of information relating to specific diseases or conditions, and complying with additional state requirements could require us to make additional investments beyond those we have made to comply with the HIPAA regulations. HHS has also adopted security regulations designed to protect member health information from unauthorized use or disclosure.

In addition, states have adopted regulations to implement provisions of the Financial Modernization Act of 1999 (also known as Gramm-Leach-Bliley Act ("GLBA")) which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to "opt out" of certain disclosures before the insurer shares such information with a non-affiliated third party. In addition to health insurance, the GLBA regulations apply to life and disability insurance. Like HIPAA, this law sets a "floor" standard, allowing states to adopt more stringent requirements governing privacy protection. GLBA also gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors in the insurance and health benefits businesses.

Legislative and Regulatory Initiatives

In addition to broad-based federal health reform legislation, there has been a continuing trend of increased legislative activity concerning health reform and regulation at both the federal and state levels. For example, Massachusetts has enacted comprehensive reform, including an individual health coverage mandate and a health insurance exchange. However, in 2009, less than a dozen states considered major structural reforms, and only two of those states enacted such proposals into law. For example, Oregon adopted elements of a comprehensive reform proposal, many of which are elements contained in the federal health reform legislation. Utah adopted a voluntary health insurance exchange, as well as a new basic benefit plan that must be offered by all individual and small group carriers.

Other states are expected to consider these types of reforms as well as more modest reforms aimed at expanding Medicaid and SCHIP eligibility. These proposals include provisions affecting both public programs and privately-financed health insurance arrangements, and some of these proposals could have the longer-term effect of materially altering the current role of employers in providing health benefits. Broadly stated, these proposals attempt to increase the number of insured by expanding eligibility for Medicaid and other public programs and compelling individuals and/or employers to purchase health insurance coverage while expanding access to coverage through guaranteed issue requirements, and through new insurance exchanges and/or other mechanisms. At the same time, these proposals could change the underwriting and marketing practices of health plans, for example by placing restrictions on pricing and mandating minimum medical benefit ratios.

Legislation, regulation and initiatives relating to this continuing trend include among other things, the following:

- Amending or supplementing ERISA to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose us and other health plans to expanded liability for punitive and other extra-contractual damages and additional state regulation
- Imposing assessments on (or to be collected by) health plans or health carriers, which may or may not be passed onto their customers. These assessments may include assessments for insolvency, assessments for uninsured or high-risk pools, assessments for uncompensated care, or assessments to defray provider medical malpractice insurance costs.
- Reducing government funding of government-sponsored health programs in which we participate.
- Mandating minimum medical benefit ratios or otherwise restricting health plans' profitability.
- Extending malpractice and other liability exposure for decisions made by health plans.
- Mandating coverage for certain conditions and/or specified procedures, drugs or devices (for example, treatment for autism and infertility and experimental pharmaceuticals).
- Mandating expanded employer and consumer disclosures and notices.
- Regulating e-connectivity.
- Mandating health insurance access and/or affordability.
- Mandating or regulating the disclosure of provider fee schedules and other data about our payments to providers.
- Mandating or regulating disclosure of provider outcome and/or efficiency information.
- Imposing substantial penalties for our failure to pay claims within specified time periods.
- Imposing payment levels for services rendered to our members by providers who do not have contracts with us.

- Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition.
- Restricting health plan claim processing, review, payment and related procedures.
- Mandating internal and external grievance and appeal procedures (including expedited decision making and access to external claim review).
- Enabling the creation of new types of health plans or health carriers, which in some instances would not be subject to the regulations or restrictions that govern our operations.
- Allowing individuals and small groups to collectively purchase health care coverage without any other affiliations.
- Imposing requirements and restrictions on operations of pharmacy benefit managers, including restricting or eliminating the use of formularies for prescription drugs or the use of average wholesale price.
- Creating or expanding state-sponsored health benefit purchasing pools, in which we may be required to participate.
- Creating a single payer system where the government oversees or manages the provision of health care coverage.
- Imposing requirements and restrictions on consumer-driven health plans and/or health savings accounts.
- Restricting the ability of health plans to establish member financial responsibility.
- Regulating the individual coverage market by restricting or mandating premium levels, restricting our underwriting discretion or restricting our ability to rescind coverage based on a member's misrepresentations or omissions.
- Requiring employers to provide health care coverage for their employees.
- Assisting individuals in retaining access to employer-based coverage, for example, through government subsidies for terminated workers.
- Requiring individuals to purchase health care coverage.
- Allowing significantly expanded access to Medicaid, Medicare, the Federal Employees Health Benefit Plan or other government-based health insurance programs, or creating other government-run insurance programs that would compete with commercial health plans.

For example, on October 3, 2008, the Paul Wellstone-Pete Domenici Mental Health Parity and Addiction Equity Act 2008 (the "Mental Health Parity Act") was enacted into law as part of an end-of-session package that included the Emergency Economic Stabilization Act of 2008. The Mental Health Parity Act became effective for plan years beginning on or after October 3, 2009 and requires that financial requirements and treatment limitations applicable to mental health or substance abuse disorder benefits be no more restrictive than those imposed on medical/surgical benefits. The Mental Health Parity Act does not require plans to offer mental health or substance use disorder benefits. The regulations implementing the Mental Health Parity Act are more stringent than anticipated and will require us to revise our benefit offerings.

Some of the changes, if enacted, could provide us with business opportunities. However, it is uncertain whether we can counter the potential adverse effects of such potential legislation or regulation, including whether we can recoup, through higher premiums, expanded membership or other measures, the increased costs of mandated coverage or benefits, assessments or other increased costs.

We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability. Among other issues, federal and state courts continue to consider cases addressing group life insurance payment practices and the pre-emptive effect of ERISA on state laws. In general, limitations to ERISA pre-emption have the effect of increasing our costs, liability exposures, or both. The legislative initiatives discussed above include proposals in the U.S. Congress to restrict the pre-emptive effect of ERISA and state legislative activity in several states that, should it result in enacted legislation that is not pre-empted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.

The Employee Retirement Income Security Act of 1974 ("ERISA")

The provision of services to certain employee benefit plans, including certain Health Care, Group Insurance and Large Case Pensions benefit plans, is subject to ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor (the "DOL"). ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA.

DOL regulations under ERISA set standards for claim payment and member appeals along with associated notice and disclosure requirements. Certain final and proposed regulations would require additional disclosures to employers of certain types of indirect compensation we receive. We have invested significant resources to comply with these standards, which represent an additional regulatory burden for us.

ERISA generally preempts all state and local laws that relate to employee benefit plans, but the extent of the preemption continues to be reviewed by courts. For example, the United States Supreme Court may consider a lawsuit regarding a local mandate which allows the City of San Francisco to require that City employers must either provide health benefits to their employees or pay into a City fund. This lawsuit challenges the current application of ERISA preemption to employers in their administration of benefits.

Certain Large Case Pensions and Group Insurance products and services are also subject to potential issues raised by certain judicial interpretations relating to ERISA. Under those interpretations, together with DOL regulations, we may have ERISA fiduciary duties with respect to certain general account assets held under contracts that are not guaranteed benefit policies. As a result, certain transactions related to those assets are subject to conflict of interest and other restrictions, and we must provide certain disclosures to policyholders annually. We must comply with these restrictions or face substantial penalties.

Federal Employees Health Benefits ("FEHB") Program

Our subsidiaries contract with the Office of Personnel Management ("OPM") to provide managed health care services under the FEHB Program in their service area. These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the community rating and other requirements under FEHB Program. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program if the health plan is found to be non-compliant with the program requirements.

Medicare

Our Medicare products are regulated by CMS. CMS regularly audits our performance to determine compliance with CMS contracts and regulations and the quality of services being provided to Medicare beneficiaries. The regulations and contractual requirements applicable to us and other participants in Medicare programs are complex and subject to change. Although we have invested significant resources to comply with these standards and believe our compliance efforts are adequate, our Medicare compliance efforts will continue to require significant resources. If we fail to comply with the standards, CMS may prohibit us from continuing to market and/or enroll members in one or more Medicare products.

As a result of funding and other reforms contained in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Medicare Act"):

- In each year from 2005 through and including 2009, we elected to expand our participation in the Medicare Advantage program in selected markets. However, we decided to cease offering Medicare Advantage plans in certain geographic areas in 2010. We sold mainly individual PFFS plans in these geographic areas and the decision was made in anticipation of the changes in the PFFS network requirements which will become effective in 2011. Our market reductions resulted in the non-renewal of approximately 48,000 Medicare Advantage members.
- In January 2006, we began offering PDP products in all 34 CMS designated regions; and
- In 2007, we began to offer PFFS plans in select markets for individuals and PFFS plans for employer groups that can cover retirees nationwide.
- In 2008, we began to offer a Medicare Advantage Special Needs Plan in select markets to individuals who are eligible for both Medicare and Medicaid benefits.
- In 2009, we elected to expand our Medicare PPO and HMO offerings in a number of geographic areas.

This expansion of the Medicare markets we serve and Medicare products we offer increases our exposure to changes in government policy with respect to and/or regulation of the Medicare programs in which we participate, including changes in the amounts payable to us under those programs. For example, on July 15, 2008, the U.S. Congress overrode the President's veto and passed a Medicare funding bill that reduces amounts payable to health plans that offer Medicare Advantage plans beginning in 2010, requires health plans that offer Medicare Advantage plans to have contracts with the providers their members utilize beginning in 2011, and imposed new marketing requirements for Medicare Advantage and Medicare Part D Prescription Drug plans beginning in 2009. In addition, the Obama administration and various congressional leaders have signaled their interest in reducing payments to private plans offering Medicare Advantage. Depending on the extent and phasing of these potential reductions, the number of individuals participating in Medicare Advantage and the industry-wide earnings from these plans may fall. However, although it is not possible to predict the longer term adequacy of payments we receive under these programs and although there are economic and political pressures to continue to reduce spending on these programs, we currently believe that the payments we receive and will receive in the near term are adequate to justify our continued participation in these programs.

Going forward, we expect the U.S. Congress to continue to closely scrutinize each component of the Medicare program (including PDP) and possibly seek to limit the private insurers' role. For example, the federal government may seek to negotiate drug prices for the PDP, a function we currently perform as a PDP sponsor. It is not possible to predict the outcome of this Congressional oversight or any legislative activity, either of which could adversely affect us.

Medicaid

In 2007, we substantially increased our Medicaid product offerings through our acquisition of Schaller Anderson. As a result, we also increased our exposure to changes in government policy with respect to and/or regulation of the various Medicaid programs in which we participate, including the amounts payable to us under those programs. Medicaid premiums are paid by each state and differ from state to state. The federal government and the states in which we have Medicaid business are presently considering proposals and legislation that would implement certain Medicaid reforms or redesigns, including changes to reimbursement or payment levels or eligibility criteria. Future levels of Medicaid funding and premium rates may be affected by continuing government efforts to contain health care costs and may be further affected by state and federal budgetary constraints. In addition, our Medicaid contracts with states are subject to cancellation by the state after a short notice period without cause or in the event of insufficient state funding. Our Medicaid products are also regulated by CMS, which has the right to audit our performance to determine compliance with CMS contracts and regulations. In addition, our Medicaid products and State Children's Health Insurance Program contracts are subject to federal and state regulations and oversight by state Medicaid agencies regarding the services provided to Medicaid enrollees, payment for those services and other aspects of these programs. The regulations and contractual requirements applicable to us and other participants in Medicaid programs are complex and subject to change. Although we have invested significant resources to comply with these standards and believe our compliance efforts are adequate, our Medicaid compliance efforts will continue to require significant resources. If we fail to comply with the standards, CMS may prohibit us from continuing to market and/or enroll members in one or more Medicaid products.

HMO and Insurance Holding Company Laws

A number of states, including Pennsylvania and Connecticut, regulate affiliated groups of HMOs and insurers such as the Company under holding company statutes. These laws may require us and our subsidiaries to maintain certain levels of equity. Holding company laws and regulations generally require insurance companies and HMOs within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file reports with those states' insurance departments regarding capital structure, ownership, financial condition, intercompany transactions and general business operations. In addition, various notice or prior regulatory approval requirements apply to transactions between insurance companies, HMOs and their affiliates within an insurance holding company system, depending on the size and nature of the transactions. With the amendment of the Annual Financial Reporting Model Regulation by the National Association of Insurance Commissioners to incorporate elements of the Sarbanes-Oxley Act of 2002, we expect that the states in which our insurance and HMO subsidiaries are licensed will continue to expand the regulation of corporate governance and internal control activities of HMOs and insurance companies.

The states of domicile of our regulated subsidiaries have statutory risk-based capital, or RBC, requirements for health and other insurance companies and HMOs based on the RBC Model Act. These RBC requirements are intended to assess the capital adequacy of life and health insurers and HMOs, taking into account the risk characteristics of a company's investments and products. The RBC Model Act sets forth the formula for calculating the RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual company's business. In general, under these laws, an insurance company or HMO must submit a report of its RBC level to the insurance department or insurance commissioner of its state of domicile for each calendar year.

The RBC Model Act requires increasing degrees of regulatory oversight and intervention as a company's RBC declines and provides for four different levels of regulatory attention depending on the ratio of a company's total adjusted capital (defined as the total of its statutory capital, surplus and asset valuation reserve) to its risk-based capital. The level of regulatory oversight ranges from requiring the company to inform and obtain approval from the domiciliary insurance commissioner of a comprehensive financial plan for increasing its RBC, to mandatory regulatory intervention requiring a company to be placed under regulatory control in a rehabilitation or liquidation proceeding. As of December 31, 2009, the RBC levels of our insurance and HMO subsidiaries exceeded all RBC thresholds.

For information regarding restrictions on certain payments of dividends or other distributions by HMO and insurance company subsidiaries of our company, refer to Note 16 of Notes to Consolidated Financial Statements on page 76

The holding company laws for the states of domicile of Aetna and certain of its subsidiaries also restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes, without such approval (or an exemption), no person may acquire any voting security of an insurance holding company (such as our parent company, Aetna Inc.) that controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would control the insurance holding company. Control is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Audits and Investigations; Fraud and Abuse Laws

We typically have been and are currently involved in various governmental investigations, audits and reviews, the frequency and depth of which continue to increase. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments, state attorneys general, the Office of the Inspector General, the Office of Personnel Management, U.S. Congressional committees, the U.S. Department of Justice, U.S. Attorneys and other governmental authorities. Such government actions can result in changes to our business practices, assessment of damages, civil or criminal fines or penalties, or other sanctions, including the loss of licensure or exclusion from participation in government programs. For example, in January 2009, we agreed to discontinue the use of the Ingenix database at a future date. We currently use the Ingenix database for many plans to determine the level of reimbursement when our members utilize providers who do not have a contract with us. Refer to Litigation and Regulatory Proceedings in Note 18 of Notes to Consolidated Financial Statements beginning on page 77 for more information.

Federal and state governments have made investigating and prosecuting health care fraud and abuse a priority. Fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing, and violations of patient privacy rights. Companies involved in public health care programs such as Medicare and Medicaid are often the subject of fraud and abuse investigations. The regulations and contractual requirements applicable to us and other participants in these public-sector programs are complex and subject to change. Although we believe our compliance efforts are adequate, ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

State and/or federal regulatory scrutiny of life and health insurance company and HMO marketing and advertising practices, including the adequacy of disclosure regarding products and their administration, is increasing as are the penalties being imposed for inappropriate practices. Products offering limited benefits, such as those we issue and sell through Strategic Resource Company, which we acquired in January 2005, in particular may attract increased regulatory scrutiny.

Guaranty Fund Assessments/Solvency Protection
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. Assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. While we historically have recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments. Some states have similar laws relating to HMOs. In addition, changes to regulations or their interpretation due to regulators' increasing concerns regarding insurance company and/or HMO solvency due, among other things, to the current economic downturn, could negatively impact our business in various ways, including through increases in solvency fund assessments, requirements that the Company hold greater levels of capital and/or delays in approved dividends from regulated subsidiaries.

Regulation of Pharmacy Operations
We own two mail-order pharmacy facilities and one specialty pharmacy facility. One mail order pharmacy is located in Missouri and the specialty pharmacy and our second mail order pharmacy are located in Florida. These facilities dispense pharmaceuticals throughout the U.S. The pharmacy practice is generally regulated at the state level by state boards of pharmacy. Our pharmacies also must register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to dispense controlled substances. Each of our pharmacies is licensed in the state where it is located, as well as in the states that require registration or licensure with the state's board of pharmacy or similar regulatory body. Loss or suspension of any such licenses or registrations could have a material effect on our pharmacy business and/or operating results.

Regulation of Pharmacy Benefit Management Operation
Our pharmacy benefit management ("PBM") operation is regulated directly and indirectly at the federal and state levels. These laws and regulations govern, and proposed legislation may govern, critical PBM practices, including disclosure, receipt and retention of rebates and other payments received from pharmaceutical manufacturers, drug utilization management practices, the level of duty a PBM owes its customers and registration or licensing of PBMs. Failure to comply with these laws or regulations could have a material effect on our PBM operation and/or operating results.

Life and Disability Insurance
Our life insurance and disability operations are subject to extensive regulation. Changes in these regulations, such as expanding the definition of disability or changing claim determination, settlement and/or payment practices, could have a material impact on our life insurance and/or disability insurance operations and/or operating results.

International Regulation
We continue to expand our Health Care operations that are conducted in foreign countries. These international operations are subject to different, and sometimes more stringent, legal and regulatory requirements, depending on the jurisdiction, including anti-corruption laws; various privacy, insurance, tax, tariff and trade laws and regulations; and corporate, employment, intellectual property and investment laws and regulations. In addition, the expansion of our operations into foreign countries increases our exposure to certain U.S. laws, such as the Foreign Corrupt Practices Act of 1977.

Anti-Money Laundering Regulations
Certain of our lines of business are subject to United States Department of the Treasury anti-money laundering regulations. Those lines of business have implemented anti-money laundering policies designed to insure their affected products comply with the regulations.

FORWARD-LOOKING INFORMATION/RISK FACTORS

The Private Securities Litigation Reform Act of 1995 (the "1995 Act") provides a "safe harbor" for forward-looking statements, so long as (1) those statements are identified as forward-looking, and (2) the statements are accompanied by meaningful cautionary statements that identify important factors that could cause actual results to differ materially from those discussed in the statement. We want to take advantage of these safe harbor provisions.

Certain information contained in this MD&A is forward-looking within the meaning of the 1995 Act or SEC rules. This information includes, but is not limited to: the Outlook for 2010 on page 3 and Risk Management and Market-Sensitive Instruments on page 13. In addition, throughout this MD&A, we use the following words, or variations or negatives of these words and similar expressions, when we intend to identify forward-looking statements:

- Expects
- Intends
- Seeks
- Will
- Potential
- Projects
- Plans
- Estimates
- Should
- Continue
- Anticipates
- Believes
- May
- Outlook
- View

Forward-looking statements rely on a number of estimates, assumptions and projections concerning future events, and are subject to a number of significant uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from those statements. You should not put undue reliance on forward-looking statements. We disclaim any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factors

You should carefully consider each of the following risks and all of the other information set forth in this MD&A or elsewhere in our Annual Report or our Annual Report on Form 10-K. These risks and other factors may affect forward-looking statements, including those we make in this MD&A or elsewhere, such as in news releases or investor or analyst calls, meetings or presentations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. Any of these risks or uncertainties could cause our actual results to differ materially from our expectations and the expected results discussed in our forward-looking statements. You should not consider past results to be an indication of future performance.

If any of the following risks or uncertainties develops into actual events, this could have a material adverse effect on our business, financial condition or operating results. In that case, the trading price of our common stock could decline materially.

The continuing public policy debate on health reform and the stressed economic environment, with high U.S. unemployment, present overarching risks to all aspects of our enterprise.

There can be no assurance that the outcome of that debate or the impact of the economic environment will not adversely affect our business, financial condition or results of operations. See "Regulatory Environment – General" beginning on page 22 and "Adverse economic conditions in the U.S. and abroad can significantly and adversely affect our business and profitability, and we do not expect these conditions to improve in the near future" beginning on page 34.

We are subject to potential changes in public policy that can adversely affect the markets for our products and our profitability.

It is not possible to predict with certainty or eliminate the impact of fundamental public policy changes that could adversely affect us. Examples of these changes include policy changes that would fundamentally change the dynamics of our industry, such as the federal or one or more state governments assuming a larger role in the health care industry or managed care operations (including increased regulation of health plan premiums and/or increases in those premiums such as that proposed by President Obama on February 22, 2010) or fundamentally restructuring or reducing the funding available for Medicare or Medicaid programs. Legislative and regulatory proposals that would significantly reform the health care system are currently pending in many states and at the federal level, and could be enacted in 2010. Our business and operating results could be materially adversely affected by such changes even if we correctly predict their occurrence. For more information on these matters, refer to Regulatory Environment – Legislative and Regulatory Initiatives beginning on page 26.

We must continue to differentiate our products and services from those of our competitors; we operate in an evolving industry that requires us to anticipate changes in customer preferences and to innovate and deliver products and services that demonstrate value to our customers, particularly in response to market changes from public policy.

We operate in a highly competitive environment and in an industry that is subject to significant ongoing changes from market pressures brought about by customer demands, as well as business consolidations, strategic alliances, legislative and regulatory changes and marketing practices. In addition, our customers generally, and our larger customers particularly, are well informed and organized and can easily move between us and our competitors. These factors require us to differentiate our products and services by anticipating changes in customer preferences and innovating and delivering products and services that demonstrate value to our customers, particularly in response to market changes from public policy. Failure to anticipate changes in customer preferences or to innovate and deliver products and services that demonstrate value to our customers can affect our ability to retain or grow profitable membership which can adversely affect our operating results.

Our ability to anticipate and detect medical cost trends and achieve appropriate pricing affects our profitability; and our business and profitability may continue to be adversely affected by prevailing economic conditions. There can be no assurance that future health care costs will not continue to exceed our projections.

Adverse economic conditions and unanticipated increases in our health care costs can significantly and adversely affect our businesses and profitability in a number of ways. The current economic environment is challenging and less predictable than recently experienced, which has caused and may continue to cause unanticipated increases and volatility in our health care costs. Premium revenues from our Insured Health Care products comprised approximately 81% of our total consolidated revenues for the year ended December 31, 2009. We continue to be vigilant in our pricing and have generally increased our premium rates for Insured business that will be under contract in 2010. Our health care premiums are generally fixed for one-year periods. Accordingly, future cost increases in excess of health care or other benefit cost projections reflected in our pricing cannot be recovered in the contract year through higher premiums. As a result, our profits are particularly sensitive to the accuracy of our forecasts of the increases in health care and other benefit costs that we expect to occur during the fixed premium period. Those forecasts typically are made several months before the fixed premium period begins and are dependent on our ability to anticipate and detect medical cost trends. For example, during the year ended December 31, 2009, medical costs were higher and more volatile than we predicted, which led to health care costs that were significantly higher than we projected. As a result of these increases and volatility, accurately detecting, forecasting, managing and reserving for our and our self-insured customers' medical cost trends and future health care costs have become more challenging. There can be no assurance regarding the accuracy of the health care or other benefit cost projections reflected in our pricing, and our health care and other benefit costs can be affected by external events over which we have no control. Relatively small differences between predicted and actual health care costs as a percentage of premium revenues can result in significant adverse changes in our results of operations. If the rate of increase in our health care or other benefit costs in 2010 were to exceed the levels reflected in our pricing or if we are not able to obtain appropriate pricing on new or renewal business, our operating results would be adversely affected.

Our ability to manage health care costs affects our profitability.

Our profitability depends in large part on our ability to appropriately manage future health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care costs. Changes in health care practices, general economic conditions such as inflation and employment levels, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, changes in the regulatory environment, health care provider or member fraud and numerous other factors affecting the cost of health care can be beyond any health plan's control and may adversely affect our ability to manage health care costs, which can adversely affect our operating results.

We face risks from industry, public policy and economic forces that can change the fundamentals of the health and related benefits industry and adversely affect our business and operating results.

Various factors particular to the health and related benefits industry may affect our business model. Those factors include, among others, the rapid evolution of the business model, particularly as that model moves to a direct sales to the consumer model, shifts in public policy, adverse changes in laws and regulations, consumerism, pricing actions by competitors, competitor and supplier consolidation and a declining number of commercially insured people. We also face the potential of competition from existing or new companies that have not historically been in the health or group insurance industries, such as health information technology companies. If we are unable to anticipate, detect and deploy meaningful responses to these external factors, our business and operating results may be adversely affected.

Adverse economic conditions in the U.S. and abroad can significantly and adversely affect our businesses and profitability, and we do not expect these conditions to improve in the near future.
Serious concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit and other capital, the U.S. mortgage market, consumer spending, a declining U.S. real estate market, higher unemployment rates and other factors have contributed to a slow global economy and significantly diminished expectations for the global economy, particularly the U.S. economy, going forward. Our customers, medical providers and the other companies with which we do business are generally headquartered in the U.S.; however many of our largest customers are global companies with operations around the world. As a result, adverse economic conditions in the U.S. and abroad can significantly and adversely affect our businesses and profitability by:

- Leading to reductions in force by our customers, which would reduce both our revenues and the number of members we serve.
- Leading our customers and potential customers, particularly those with the most members, and state and local governments, to force us to compete more vigorously on factors such as price and service to retain or obtain their business.
- Leading our customers and potential customers to purchase fewer products and/or products that generate less profit for us than the ones they currently purchase or otherwise would have purchased.
- Leading our customers and potential customers, particularly smaller employers and individuals, to forego obtaining or renewing their health and other coverage with us.
- Causing unanticipated increases and volatility in utilization of medical and other covered services by our members and/or increases in medical unit costs, each of which would increase our costs and limit our ability to accurately detect, forecast, manage and reserve for our and our self-insured customers' medical cost trends and future health care costs.
- Increasing our medical unit costs as hospitals and other providers attempt to maintain revenue levels in their efforts to adjust to their own economic challenges.
- Causing, over time, inflation that could cause interest rates to increase and thereby increase our interest expense and reduce our operating results, as well as decrease the value of the debt securities we hold in our investment portfolio, which would reduce our operating results and/or financial position.
- Weakening the ability or perceived ability of the issuers and/or guarantors of the debt or other securities we hold in our investment portfolio to perform on their obligations to us, which could result in defaults in those securities or reduce the value of those securities and create net realized capital losses for us that reduce our operating results.
- Weakening the ability of our customers, medical providers and the other companies with which we do business to perform their obligations to us or causing them not to perform those obligations, either of which could reduce our operating results.

Furthermore, reductions in workforce by our customers in excess of, or at a faster rate than those we project could reduce both our revenue and membership below our projected levels and cause unanticipated increases in our health care costs. For example, our business associated with members who have elected to receive benefits under COBRA typically has an MBR that is significantly higher than our Commercial average. In addition, the operating results associated with our COBRA membership may be subject to a high degree of variability until we are able to gain more experience with the expected increase in COBRA membership resulting from the ARRA subsidy described in Regulatory Environment – General beginning on page 22. There can be no assurance that our health care costs, business and profitability will not be adversely affected by these economy-related conditions or other factors.

We are subject to funding and other risks with respect to revenue received from our participation in Medicare and Medicaid programs and subject to retroactive adjustments to certain premiums.
We continue to increase our focus on the non-Commercial part of our Health Care segment as part of our business diversification efforts. In government-funded health programs such as Medicare and Medicaid, our revenues are dependent on annual funding from the federal government and/or applicable state governments, and state governments have the right to cancel their contracts with us on short notice if funds are not available. Funding for these programs is dependent on many factors outside our control, including general economic conditions at the federal or applicable state level and general political issues and priorities. For example, in 2008, the U.S. Congress reduced funding for Medicare Advantage plans beginning in 2010 and imposed new marketing requirements on Medicare Advantage and

PDP plans beginning in 2009. The health reform legislation pending in Congress contemplates both a further reduction in funding for Medicare Advantage plans beginning in 2011 and the introduction of a competitive bidding approach to service members of Medicare Advantage plans by 2015. Our government customers also determine the premium levels and other aspects of these programs that affect the number of persons eligible or enrolled in these programs and our administrative and health care costs under these programs. In the past, determinations of this type have adversely affected our financial results from and willingness to participate in such programs, and similar conditions may exist in the future. For example, if a government customer reduces the premium levels or increases premiums by less than the increase in our costs and we cannot offset the impact of these actions with supplemental premiums and/or changes in benefit plans, then our business and operating results could be adversely affected. In addition, premiums for certain federal government employee groups, Medicare members and Medicaid beneficiaries are subject to retroactive adjustments by the federal and applicable state governments. Any such adjustments could materially adversely affect our business and operating results.

Our business success and profitability depend in part on effective information technology systems and on continuing to develop and implement improvements in technology; we have several significant multiyear strategic information technology projects in process.

Our businesses depend in large part on our information and other technology systems to adequately price our products and services, process claims and interact with providers, employer plan sponsors and members in an efficient and uninterrupted fashion, and we have many different information systems supporting our businesses. Our business strategy involves providing customers with easy to use products that leverage information to meet the needs of those customers. Our success therefore is dependent in large part on maintaining the effectiveness of existing technology systems and on continuing to develop, redesign and enhance technology systems that support our business processes in a cost and resource efficient manner, including through technology outsourcing, within the context of our existing business partnership relationships, a limited budget of human resources and capital. Certain of our technology systems (including software) are older, legacy systems that are less efficient and require an ongoing commitment of significant capital and human resources to maintain. We also need to develop new systems to meet current and expected standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and customer demands. For example, the federal government has mandated that by 2013 the health care industry, including health insurers, providers and laboratories, upgrade to an updated and expanded set of standardized diagnosis and procedure codes used for describing health conditions. Implementing this new set of standardized codes, known as ICD-10, will require a substantial investment of resources by us and the health care industry in general over the next several years, including significant information technology investments, changes in business processes and documentation and extensive employee education and training. If we and/or the health care industry fail to adequately implement ICD-10, we may suffer a significant loss in the resources invested and in productivity, and/or fluctuations in our cash flows. We also have several significant multiyear strategic information technology projects in process in addition to preparing for ICD-10. System development and other information technology projects are long-term in nature and may take longer and cost more than we expect to complete and may not deliver the benefits we project once they are complete. If we do not effectively and efficiently manage and upgrade our technology portfolio, we could, among other things, have problems determining health care cost estimates and/or establishing appropriate pricing, meeting the needs of providers, employer plan sponsors and members, or keeping pace with industry and regulatory standards, and our operating results may be adversely affected.

In order to remain competitive, we must further integrate our businesses and processes; significant acquisitions and/or our ability to manage multiple multi-year strategic projects could make this integration more challenging; we expect to continue to pursue acquisitions.

Ineffective integration of our businesses and processes may adversely affect our ability to compete by, among other things, increasing our costs relative to competitors. This integration task may be made more complex by significant acquisitions, multi-year strategic projects, our existing business partnership relationships and a limited budget of human resources and capital. For example, as a result of our acquisition activities, we have acquired a number of information technology systems that we must effectively and efficiently consolidate with our own systems. Our strategy includes effectively investing our capital in appropriate acquisitions, strategic projects and current operations in addition to share repurchases. If we are unable to successfully integrate acquired businesses and other processes to realize anticipated economic and other benefits on a timely basis, it could result in substantial costs or delays or other operational or financial problems.

Our strategic projects include, among other things, addressing rising health care costs, achieving profitable membership growth, further improving the efficiency of our operations, managing certain significant technology projects, further improving relations with health care providers, negotiating contract changes with customers and providers, and implementing other business process improvements. The future performance of our businesses will depend in large part on our ability to design and implement these initiatives, some of which will occur over several years. If these initiatives result in increased health care costs or do not achieve their objectives, our operating results could be adversely affected.

We have completed a number of acquisitions over the last several years, and we expect to continue to pursue acquisitions as part of our growth strategy. In addition to integration risks, some additional risks we face with respect to acquisitions include:

- The acquired business may not perform as projected;
- We may assume liabilities that we do not anticipate, including those that were not disclosed to us;
- Acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;
- We may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;
- We may incur additional debt related to future acquisitions; and
- We frequently compete with other firms, some of which may have greater financial and other resources and a greater tolerance for risk, to acquire attractive companies.

Managing CEO succession and retention of key executive talent is critical to our success given the current environment.
We would be adversely affected if we fail to adequately plan for succession of our CEO and senior management and retention of key executives particularly given the current environment. While we have succession plans in place and we have employment arrangements with certain key executives, these do not guarantee that the services of these executives will continue to be available to us.

We operate in a highly competitive environment; loss of membership or failure to achieve profitable membership growth and diversify the geographic concentrations in our core Insured membership (including strategies to increase membership for targeted product types and customers, such as commercial or public sector business) could materially adversely affect our profitability.
Competitive factors (including our customers' flexibility in moving between us and our competitors), the current economic environment and ongoing changes in the health benefits industry (including merger and acquisition activity in the industry) create pressure to contain premium price increases despite being faced with increasing health care costs. Our customer contracts are subject to negotiation as customers seek to contain their benefit costs, particularly in a slow economy. Customers may elect to self-insure or to reduce benefits in order to limit increases in their benefit costs. Such elections may result in reduced membership in our more profitable Insured products and/or lower premiums for our Insured products, although such elections also may reduce our health care costs. Alternatively, our customers may purchase different types of products from us that are less profitable, or move to a competitor to obtain more favorable pricing. Our membership is also concentrated in certain geographic areas, and increased competition in those geographic areas could therefore have a disproportionate adverse effect on our operating results. Among other factors, we compete on the basis of overall cost, plan design, customer service, quality and sufficiency of medical provider networks and quality of medical management programs. In addition to competitive pressures affecting our ability to obtain new customers or retain existing customers, our membership can be affected by reductions in workforce by existing customers due to soft general economic conditions, especially in the geographies where our membership is concentrated. Failure to profitably grow and diversify our membership geographically or by product type may adversely affect our revenue and operating results.

Our ability to manage general and administrative expenses affects our profitability.
Our profitability depends in part on our ability to drive our general and administrative expenses to competitive levels through controlling salaries and related benefits and information technology and other general and administrative costs, while being able to attract and retain key employees, maintain robust management practices and controls, implement improvements in technology and achieve our strategic goals.

Our business activities are highly regulated; new laws or regulations or changes in existing laws or regulations or their enforcement could also materially adversely affect our business and profitability.
Our business is subject to extensive regulation and oversight by state, federal and international governmental authorities. The laws and regulations governing our operations change frequently and generally are designed to benefit and protect members and providers rather than our investors. The federal and many state governments have enacted and continue to consider legislative and regulatory changes related to health products and changes in the interpretation and/or enforcement of existing laws and regulations, and the likelihood of adverse changes is increasing due to state and federal budgetary pressures. We must monitor these changes and promptly implement any revisions to our business processes that these changes require. At this time, we are unable to predict the impact of future changes, although we anticipate that some of these measures, if enacted, could materially affect our health operations and/or operating results including:

- Reducing our ability to obtain adequate premium rates (including regulatory approval for and implementation of those rates),
- Restricting our ability to price for the risk we assume and/or reflect reasonable costs or profits in our pricing, including mandating minimum medical benefit ratios,
- Reducing our ability to manage health care costs,
- Increasing health care costs and operating expenses,
- Increasing our exposure to lawsuits and other adverse legal proceedings,
- Regulating levels and permitted lines of business,
- Restricting our ability to underwrite and operate our individual health business,
- Imposing new or increasing taxes and financial assessments, and/or
- Regulating business practices.

For example, decisions by health plans to rescind coverage and decline payment to treating providers after a member has received medical services have generated public attention, particularly in California. As a result, there has been both legislative and regulatory action in connection with this issue. On September 30, 2008, the state of California enacted legislation requiring health care service plans and health insurers that have rescinded an individual policy to reinstate coverage, on a guarantee issue basis, for the individual(s) whose information in the application for coverage and related communications did not lead to the rescission. In 2009, California enacted legislation that limits the time period in which health plans and health insurers can rescind an individual policy to two years. In addition, in 2009 Illinois issued a bulletin requiring a health carrier who is seeking to rescind an individual policy to provide the state with a complete copy of its underwriting guidelines so the state can determine whether the false information provided in the individual policy application materially affected the acceptance of the risk assumed by the health carrier.

In addition, our Medicare, Medicaid and specialty and mail order pharmacy products are more highly regulated than our Commercial products.

There continues to be a heightened review by federal and state regulators of the health care insurance industry's business and reporting practices, including utilization management, payment of providers with whom the payor does not have contracts and other claim payment practices, as well as heightened review of the general insurance industry's brokerage practices. As one of the largest national health and related benefits providers, we are regularly the subject of regulatory market conduct and other reviews, audits and investigations by state insurance and health and welfare departments and attorneys general, CMS, the Office of the Inspector General, the Office of Personnel Management, the U.S. Department of Justice and U.S. Attorneys. Several such reviews, audits and investigations currently are pending, some of which may be resolved during 2010. These regulatory reviews, audits and investigations could result in changes to or clarifications of our business practices, and also could result in significant or material fines, penalties, civil liabilities, criminal liabilities or other sanctions, including exclusion from participation in government programs. For example, in January 2009, Aetna and the New York Attorney General announced an agreement relating to an industry-wide investigation into certain payment practices with respect to out-of-network providers. As a result of that agreement, Aetna contributed $20 million towards the establishment of an independent database system to provide fee information regarding out-of-network reimbursement rates. Our business also may be adversely impacted by judicial and regulatory decisions that change and/or expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims.

For more information regarding these matters, refer to Regulatory Environment beginning on page 22 and Litigation and Regulatory Proceedings in Note 18 of Notes to Consolidated Financial Statements beginning on page 78.

We would be adversely affected if our prevention, detection or control systems fail to detect and implement required changes to maintain regulatory compliance.
Federal and state governments have made investigating and prosecuting health care and other insurance fraud and abuse a priority. Fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing, and violations of patient privacy rights. The regulations and contractual requirements applicable to us and other participants are complex and subject to change. Although we believe our compliance efforts are adequate, ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Similarly, failure of our prevention, detection or control systems related to regulatory compliance and/or compliance with our internal policies, including data systems security issues and/or unethical conduct by managers and/or employees, could adversely affect our reputation and also expose us to litigation and other proceedings, fines and/or penalties, any of which could adversely affect our business, operating results or financial condition.

We face risks related to litigation and regulatory proceedings.
We are growing by expanding into certain segments and subsegments of the health care marketplace. Some of the segments and subsegments we have targeted for growth include Medicare, Medicaid, individual, public sector and labor customers who are not subject to ERISA's limits on state law remedies. In addition, over the last several years we have entered product lines in which we previously did not participate, including Insured Medicaid, Medicaid plan management, international managing general underwriting, Medicare PDP, mail order pharmacy, specialty pharmacy and ActiveHealth. These products subject us to regulatory and other risks that are different from the risks of providing Commercial managed care and health insurance products and may increase the risks we face from litigation, regulatory reviews, audits and investigations and other adverse legal proceedings. For example, our Medicaid products are more highly regulated than our Commercial products, and we are dispensing medications at our mail order and specialty pharmacies directly to members. In addition to the risks of purported dispensing and other operational errors, failure to adhere to the laws and regulations applicable to the dispensing of pharmaceuticals could subject our pharmacy subsidiaries to civil and criminal penalties.

In addition, we are party to a number of lawsuits, certain of which are purported to be class actions. The majority of these cases relate to the conduct of our health care operations and allege various violations of law. Many of these cases seek substantial damages (including non-economic or punitive damages and treble damages) and may also seek changes in our business practices. We may also be subject to additional litigation and other adverse legal proceedings in the future. Litigation and other adverse legal proceedings could materially adversely affect our business or operating results because of reputational harm to us caused by such proceedings, the costs of defending such proceedings, the costs of settlement or judgments against us, or the changes in our operations that could result from such proceedings. For example, during 2009, Aetna and the New York Attorney General announced an agreement relating to an industry-wide investigation into certain payment practices with respect to out-of-network providers. Among other things, the agreement required Aetna to contribute $20 million towards the establishment of an independent database system to provide fee information regarding out-of-network reimbursement rates. Refer to Litigation and Regulatory Proceedings in Note 18 of Notes to Consolidated Financial Statements beginning on page 78 for more information.

Our products providing pharmacy benefit management services face regulatory and other risks and uncertainties associated with the PBM industry that may differ from the risks of our core business of providing managed care and health insurance products.
The following are some of the PBM and pharmacy related risks that could have a material adverse effect on our business, financial condition or operating results:

- Federal and state anti-kickback and other laws that govern our PBM and mail order and specialty mail order pharmacies' relationship with pharmaceutical manufacturers, customers and consumers.
- Compliance requirements for PBM fiduciaries under ERISA, including compliance with fiduciary obligations under ERISA in connection with the development and implementation of items such as drug formularies and preferred drug listings.

- A number of federal and state legislative proposals are being considered that could adversely affect a variety of pharmacy benefit industry practices, including without limitation the receipt or required disclosure of rebates from pharmaceutical manufacturers, the regulation of the development and use of formularies, legislation imposing additional rights to access to drugs for individuals enrolled in health care benefits plans, and restrictions on the use of average wholesale prices.
- The application of federal, state and local laws and regulations to the operation of our mail order pharmacy and mail order specialty pharmacy products.
- The risks inherent in the dispensing, packaging and distribution of pharmaceuticals and other health care products, including claims related to purported dispensing errors.

The failure to adhere to the laws and regulations that apply to our PBM and/or pharmacies' products could expose our PBM and/or pharmacy subsidiaries to civil and criminal penalties and/or have a material adverse effect on our business, financial condition and operating results.

Our reputation is one of our most important assets; negative public perception of the health benefits industry, or of the industry's or our practices, can adversely affect our profitability.
The health benefits industry is subject to negative publicity, which can arise from, among other things, the public policy debate over health reform and/or from actual or perceived shortfalls regarding the industry's or our own business practices and/or products. The risk of negative publicity is particularly high as a result of current health care reform efforts being discussed by Congress and President Obama. This risk may be increased as we continue to offer new products, such as products with limited benefits, targeted at market segments, such as the uninsured, part time and hourly workers and those eligible for Medicaid, beyond those in which we traditionally have operated. Negative publicity of the health benefits industry in general or Aetna in particular can further increase our costs of doing business and adversely affect our profitability and our stock price by:

- Adversely affecting the Aetna brand particularly;
- Adversely affecting our ability to market and sell our products and/or services;
- Requiring us to change our products and/or services; and/or
- Increasing the regulatory and legislative requirements with which we must comply.

We would be adversely affected if we fail to adequately protect member health related and other sensitive information.
The use and disclosure of personal health and other sensitive information is regulated at the federal, state and international levels, and we collect, process and maintain large amounts of personal health and financial information and other sensitive data about our members in the ordinary course of our business. Our business therefore depends substantially on our members' and customers' willingness to entrust us with their health related and other sensitive information. Events that negatively affect that trust, including failing to keep sensitive information secure, whether as a result of our action or inaction or that of one of our vendors, could adversely affect our reputation and also expose us to litigation and other proceedings, fines and/or penalties, any of which could adversely affect our business, operating results or financial condition.

We would be adversely affected if we do not effectively deploy our capital.
Our operations generate significant capital, and we have the ability to raise additional capital. In deploying our capital to fund our investments in operations (including information technology and other strategic projects), share repurchases, potential acquisitions or other capital uses, our financial position and operating results could be adversely affected if we do not appropriately balance the risks and opportunities that are inherent in each method of deploying our capital. In addition, our cost of capital could increase if our debt ratings are downgraded.

We must continue to provide quality service to our customers that meets their expectations.
Our ability to attract and retain membership is dependent upon providing quality customer service operations (such as call center operations, claim processing, mail order pharmacy prescription delivery, specialty pharmacy prescription delivery and customer case installation) that meet or exceed our customers' expectations. Failure to provide service that meets our customers' expectations, including failures resulting from operational performance issues, can affect our ability to retain or grow profitable membership which can adversely affect our operating results.

Our profitability may be adversely affected if we are unable to contract with providers on competitive terms and otherwise maintain favorable provider relationships.
Our profitability is dependent in part upon our ability to contract competitively while maintaining favorable relationships with hospitals, physicians, pharmaceutical benefit service providers, pharmaceutical manufacturers and other health benefits providers. That ability is affected by the rates we pay providers for services rendered to our members, by our business practices and processes and by our provider payment and other provider relations practices, as well as factors not associated with us that impact these providers, such as merger and acquisition activity and other consolidations among providers. The breadth and quality of our networks of available providers is also an important factor when customers consider our products and services. Our contracts with providers generally may be terminated by either party without cause on short notice. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership, higher health care costs, less desirable products for our customers and/or difficulty in meeting regulatory or accreditation requirements, any of which could adversely affect our operating results.

In addition, some providers that render services to our members do not have contracts with us. In those cases, we do not have a pre-established understanding with these providers about the amount of compensation that is due to these providers for services rendered to our members. In some states, the amount of compensation due to these non-participating providers is defined by law or regulation, but in most instances it is either not defined or it is established by a standard that is not clearly translatable into dollar terms. In such instances providers may believe that they are underpaid for their services and may either litigate or arbitrate their dispute with us or try to recover from our members the difference between what we have paid them and the amount they charged us.

For example, we are currently involved in litigation with non-participating providers, and during 2009, we recently settled a matter with the New York Attorney General that will change the source of information we use to determine the amount we pay non-participating providers. These matters are described in more detail in Litigation and Regulatory Proceedings in Note 18 of Notes to Consolidated Financial Statements beginning on page 78.

We must demonstrate that our products and processes lead to access by our members to quality care by their providers, or delivery of care by us.
Failure to demonstrate that our products and processes (such as disease management and patient safety programs, provider credentialing and other quality of care and information management initiatives) lead to access by our members to quality care by providers or delivery of quality care by us would adversely affect our ability to differentiate our product and/or service offerings from those of competitors and could adversely affect our operating results.

We face a wide range of risks, and our success depends on our ability to identify, prioritize and appropriately manage our enterprise risk exposures.
As a large company operating in a complex industry, we encounter a variety of risks. The risks we face include, among other matters, the range of industry, competitive, regulatory, financial, operational or external risks identified in this Risk Factors discussion. We continue to devote resources to further develop and integrate our enterprise-wide risk management processes. Failure to identify, prioritize and appropriately manage or mitigate these risks, including risk concentrations across different industries, segments and geographies, can adversely affect our profitability, our ability to retain or grow business, or, in the event of extreme circumstances, our financial condition or business operations.

Sales of our products and services are dependent on our ability to attract, retain and provide support to a network of internal sales personnel and third party brokers, consultants and agents.
Our products are sold primarily through our sales personnel, who frequently work with independent brokers, consultants and agents who assist in the production and servicing of business. The independent brokers, consultants and agents generally are not dedicated to us exclusively and may frequently also recommend and/or market health benefits products of our competitors, and we must compete intensely for their services and allegiance. Our sales could be adversely affected if we are unable to attract or retain sales personnel and third party brokers, consultants and agents or if we do not adequately provide support, training and education to this sales network regarding our product portfolio, which is complex, or if our sales strategy is not appropriately aligned across distribution channels.

We hold reserves for expected claims, which are estimated, and these estimates involve an extensive degree of judgment; if actual claims exceed reserve estimates, our operating results could be materially adversely affected.
Our reported health care costs payable for any particular period reflect our estimates of the ultimate cost of claims that have been incurred by our members but not yet reported to us and claims that have been reported to us but not yet paid. We estimate health care costs payable periodically, and any resulting adjustments are reflected in current-period operating results within health care costs. Our estimates of health care costs payable are based on a number of factors, including those derived from historical claim experience. A large portion of health care claims are not submitted to us until after the end of the quarter in which services are rendered by providers to our members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims payment patterns and changes in medical cost trends. A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2009 would cause these estimates to change in the near term, and such a change could be material. Furthermore, if we are not able to accurately estimate the cost of incurred but not yet reported claims or reported claims that have not been paid, our ability to take timely corrective actions may be limited, which would further exacerbate the extent of any negative impact on our results of operations. Refer to our discussion of Critical Accounting Estimates – Health Care Costs Payable beginning on page 16 for more information.

Any requirement to restate financial results due to the inappropriate application of accounting principles or other matters could also have a material adverse effect on us and/or the trading price of our common stock.
The appropriate application of accounting principles in accordance with GAAP is required to ensure the soundness and accuracy of our financial statements. An inappropriate application of these principles may lead to a restatement of our financial results and/or a deterioration in the soundness and accuracy of our reported financial results. If we experienced such a deterioration, users of our financial statements may lose confidence in our reported results, which could adversely affect the trading price of our common stock and/or our access to capital markets.

We are dependent on our ability to manage, engage and retain a very large workforce.
Our products and services and our operations require a large number of employees. Our business could be adversely affected if our retention, development, succession and other human resource management techniques are not aligned with our strategic objectives. The impact of the external environment or other factors on employee morale and engagement could also significantly impact the success of our company.

Epidemics, pandemics, terrorist attack, natural disasters or other extreme events or the continued threat of these extreme events could materially increase health care utilization, pharmacy costs and/or life and disability claims and impact our business continuity, and we cannot predict with certainty whether any such events will occur.
Extreme events, including terrorism, can affect the U.S. economy in general, our industry and us specifically. Such events could adversely affect our business and operating results, and in the event of extreme circumstances, our financial condition or viability. Other than obtaining insurance coverage for our facilities, there are few, if any, commercial options through which to transfer the exposure from terrorism away from us. In particular, in the event of bioterrorism attacks, epidemics or other extreme events, we could face significant health care (including behavioral health), life insurance and disability costs depending on the government's actions and the responsiveness of public health agencies and other insurers. In addition, our life insurance members and our employees and those of our vendors are concentrated in certain large, metropolitan areas which may be exposed to these events. Our business could also be adversely affected if we do not maintain adequate procedures to ensure disaster recovery and business continuity during and after such events.

Adverse conditions in the U.S. and global capital markets can significantly and adversely affect the value of our investments in debt and equity securities, mortgage loans, alternative investments and other investments, our profitability and/or our financial position.
The global capital markets, including credit markets, experienced extreme volatility, uncertainty and disruption during 2008 and 2009. As an insurer, we have a substantial investment portfolio that supports our policy liabilities and is comprised particularly of debt securities of issuers located in the U.S. As a result, the income we earn from our investment portfolio is largely driven by the level of interest rates in the U.S., and to a lesser extent the overseas, financial markets, and volatility, uncertainty and/or disruptions in the global capital markets, particularly the U.S.

credit markets, and governments' monetary policy, particularly the easing of U.S. monetary policy, can significantly and adversely affect the value of our investment portfolio, our profitability and/or our financial position by:

- Significantly reducing the value of the debt securities we hold in our investment portfolio, and creating net realized capital losses that reduces our operating results and/or net unrealized capital losses that reduce our shareholders' equity.
- Reducing interest rates on high quality short-term debt securities and thereby materially reducing our net investment income and operating results.
- Making it more difficult to value certain of our investment securities, for example if trading becomes less frequent, which could lead to significant period-to-period changes in our estimates of the fair values of those securities and cause period-to-period volatility in our operating results and shareholders' equity.
- Reducing our ability to issue short-term debt securities at attractive interest rates, thereby increasing our interest expense and decreasing our operating results.
- Reducing our ability to issue other securities.

Although we seek, within guidelines we deem appropriate, to match the duration of our assets and liabilities and to manage our credit exposures, a failure to adequately do so could adversely affect our results of operations and our financial condition.

We outsource and obtain certain information technology systems or other services from independent third parties, and also delegate selected functions to independent practice associations and specialty service providers; portions of our operations are subject to their performance.
Although we take steps to monitor and regulate the performance of independent third parties who provide services to us or to whom we delegate selected functions, these arrangements may make our operations vulnerable if those third parties fail to satisfy their obligations to us, whether because of our failure to adequately monitor and regulate their performance, or changes in their own financial condition or other matters outside our control. In recent years, certain third parties to whom we delegated selected functions, such as independent practice associations and specialty services providers, have experienced financial difficulties, including bankruptcy, which may subject us to increased costs and potential health benefits provider network disruptions, and in some cases cause us to incur duplicative claims expense. In addition, certain of our vendors have been responsible for releases of sensitive information of our members and employees, which has caused us to incur additional expenses and given rise to litigation against us. Certain legislative authorities have in recent years also discussed or proposed legislation that would restrict outsourcing and, if enacted, could materially increase our costs. We also could become overly dependent on key vendors, which could cause us to lose core competencies if not properly monitored.

Our pension plan expenses are affected by general market conditions, interest rates and the accuracy of actuarial estimates of future benefit costs.
We have pension plans that cover a large number of current employees and retirees. Unfavorable investment performance, interest rate changes or changes in estimates of benefit costs, if significant, could adversely affect our operating results or financial condition by significantly increasing our pension plan expense and obligations. For example, due to market driven unfavorable investment performance in 2008, our pension expense increased in 2009.

We also face other risks that could adversely affect our business, results of operations or financial condition, which include:

- Health benefits provider fraud that is not prevented or detected and impacts our medical cost trends or those of our self-insured customers. In addition, during an economic downturn, our businesses may see increased fraudulent claims volume, which may lead to additional costs because of an increase in disputed claims and litigation;
- A significant failure of internal control over financial reporting;
- Failure of our corporate governance policies or procedures, for example significant financial decisions being made at an inappropriate level in our organization;
- Financial loss from inadequate insurance coverage due to self insurance levels or unavailability of insurance and reinsurance coverage for credit or other reasons; and
- Failure to protect our proprietary information.

Selected Financial Data

(Millions, except per common share data)	2009	2008	2007	2006	2005
	For the Years Ended December 31,				
Revenue	**$ 34,764.1**	$ 30,950.7	$ 27,599.6	$ 25,145.7	$ 22,491.9
Income from continuing operations	**1,276.5**	1,384.1	1,831.0	1,685.6	1,573.3
Net income	**1,276.5**	1,384.1	1,831.0	1,701.7	1,573.3
Net realized capital gains (losses), net of tax	**55.0**	(482.3)	(47.9)	24.1	21.1
Assets	**38,550.4**	35,852.5	50,724.7	47,626.4	44,433.3
Short-term debt	**480.8**	215.7	130.7	45.0	-
Long-term debt	**3,639.5**	3,638.3	3,138.5	2,442.3	1,605.7
Shareholders' equity	**9,503.8**	8,186.4	10,038.4	9,145.1	10,188.7

Per common share data:					
Dividends declared	**$ .04**	$ .04	$ .04	$ .04	$ .02
Income from continuing operations:					
Basic	**2.89**	2.91	3.60	3.09	2.72
Diluted	**2.84**	2.83	3.47	2.96	2.60
Net income:					
Basic	**2.89**	2.91	3.60	3.12	2.72
Diluted	**2.84**	2.83	3.47	2.99	2.60

See Notes to Consolidated Financial Statements and MD&A for significant events affecting the comparability of results as well as material uncertainties.

Consolidated Statements of Income

(Millions, except per common share data)	For the Years Ended December 31, 2009	2008	2007
Revenue:			
Health care premiums	**$ 28,243.8**	$ 25,507.3	$ 21,500.1
Other premiums	**1,892.4**	1,876.8	1,979.3
Fees and other revenue [1]	**3,536.5**	3,312.5	3,044.0
Net investment income	**1,036.4**	910.0	1,149.9
Net realized capital gains (losses)	**55.0**	(655.9)	(73.7)
Total revenue	**34,764.1**	30,950.7	27,599.6
Benefits and expenses:			
Health care costs [2]	**24,061.2**	20,785.5	17,294.8
Current and future benefits	**2,078.1**	1,938.7	2,248.1
Operating expenses:			
Selling expenses	**1,251.9**	1,149.6	1,060.9
General and administrative expenses	**5,131.1**	4,601.9	3,985.5
Total operating expenses	**6,383.0**	5,751.5	5,046.4
Interest expense	**243.4**	236.4	180.6
Amortization of other acquired intangible assets	**97.2**	108.2	97.6
Reduction of reserve for anticipated future losses on discontinued products	**-**	(43.8)	(64.3)
Total benefits and expenses	**32,862.9**	28,776.5	24,803.2
Income before income taxes	**1,901.2**	2,174.2	2,796.4
Income taxes	**624.7**	790.1	965.4
Net income	**$ 1,276.5**	$ 1,384.1	$ 1,831.0
Earnings per common share:			
Basic	**$ 2.89**	$ 2.91	$ 3.60
Diluted	**$ 2.84**	$ 2.83	$ 3.47

(1) Fees and other revenue include administrative services contract member co-payments and plan sponsor reimbursements related to our mail order and specialty pharmacy operations of $81 million, $60 million and $52 million (net of pharmaceutical and processing costs of $1.6 billion, $1.6 billion and $1.4 billion) for 2009, 2008 and 2007, respectively.

(2) Health care costs have been reduced by fully insured member co-payments revenue related to our mail order and specialty pharmacy operations of $122 million, $111 million and $102 million for 2009, 2008 and 2007, respectively.

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(Millions)	At December 31, 2009	2008
Assets:		
Current assets:		
Cash and cash equivalents	**$ 1,203.6**	$ 1,179.5
Investments	**2,922.7**	706.0
Premiums receivable, net	**630.4**	616.4
Other receivables, net	**626.7**	554.3
Accrued investment income	**209.2**	193.6
Collateral received under securities loan agreements	**210.0**	749.6
Income taxes receivable	**89.5**	164.9
Deferred income taxes	**383.4**	301.5
Other current assets	**551.4**	452.6
Total current assets	**6,826.9**	4,918.4
Long-term investments	**17,051.1**	16,163.4
Reinsurance recoverables	**986.9**	1,010.3
Goodwill	**5,146.2**	5,085.6
Other acquired intangible assets, net	**590.7**	667.4
Property and equipment, net	**551.0**	467.5
Deferred income taxes	**333.4**	778.7
Other long-term assets	**781.1**	841.3
Separate Accounts assets	**6,283.1**	5,919.9
Total assets	**$ 38,550.4**	$ 35,852.5
Liabilities and shareholders' equity:		
Current liabilities:		
Health care costs payable	**$ 2,895.3**	$ 2,393.2
Future policy benefits	**739.6**	759.7
Unpaid claims	**559.5**	559.8
Unearned premiums	**306.4**	238.6
Policyholders' funds	**788.3**	754.4
Collateral payable under securities loan agreements	**210.0**	749.6
Short-term debt	**480.8**	215.7
Accrued expenses and other current liabilities	**2,484.3**	1,883.8
Total current liabilities	**8,464.2**	7,554.8
Future policy benefits	**6,470.1**	6,765.4
Unpaid claims	**1,453.0**	1,271.2
Policyholders' funds	**1,294.1**	1,171.7
Long-term debt	**3,639.5**	3,638.3
Other long-term liabilities	**1,442.6**	1,344.8
Separate Accounts liabilities	**6,283.1**	5,919.9
Total liabilities	**29,046.6**	27,666.1
Commitments and contingencies (Note 18)		
Shareholders' equity:		
Common stock ($.01 par value; 2.7 billion shares authorized; 430.8 million and 456.3 million shares issued and outstanding in 2009 and 2008, respectively) and additional paid-in capital	**470.1**	351.2
Retained earnings	**10,256.7**	9,716.5
Accumulated other comprehensive loss	**(1,223.0)**	(1,881.3)
Total shareholders' equity	**9,503.8**	8,186.4
Total liabilities and shareholders' equity	**$ 38,550.4**	$ 35,852.5

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(Millions)	Number of Common Shares Outstanding	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity	Comprehensive Income (Loss)
Balance at December 31, 2006	516.0	$ 366.2	$ 9,404.6	$ (625.7)	$ 9,145.1	
Cumulative effect of new accounting standards (Note 2)	-	-	(1.0)	113.9	112.9	
Beginning balance at January 1, 2007, as adjusted	516.0	366.2	9,403.6	(511.8)	9,258.0	
Comprehensive income:						
Net income	-	-	1,831.0	-	1,831.0	$ 1,831.0
Other comprehensive income (Note 9):						
Net unrealized losses on securities	-	-	-	(13.2)	(13.2)	
Net foreign currency and derivative losses	-	-	-	(12.2)	(12.2)	
Pension and OPEB plans	-	-	-	248.8	248.8	
Other comprehensive income	-	-	-	223.4	223.4	223.4
Total comprehensive income						$ 2,054.4
Common shares issued for benefit plans, including tax benefits	13.5	415.0	-	-	415.0	
Repurchases of common shares	(33.2)	(592.4)	(1,076.6)	-	(1,669.0)	
Dividends declared ($.04 per share)	-	-	(20.0)	-	(20.0)	
Balance at December 31, 2007	496.3	188.8	10,138.0	(288.4)	10,038.4	
Comprehensive income:						
Net income	-	-	1,384.1	-	1,384.1	$ 1,384.1
Other comprehensive loss (Note 9):						
Net unrealized losses on securities	-	-	-	(282.6)	(282.6)	
Net foreign currency and derivative losses	-	-	-	(15.7)	(15.7)	
Pension and OPEB plans	-	-	-	(1,294.6)	(1,294.6)	
Other comprehensive loss	-	-	-	(1,592.9)	(1,592.9)	(1,592.9)
Total comprehensive loss						$ (208.8)
Common shares issued for benefit plans, including tax benefits	2.9	162.9	-	-	162.9	
Repurchases of common shares	(42.9)	(.5)	(1,787.2)	-	(1,787.7)	
Dividends declared ($.04 per share)	-	-	(18.4)	-	(18.4)	
Balance at December 31, 2008	**456.3**	**351.2**	**9,716.5**	**(1,881.3)**	**8,186.4**	
Cumulative effect of adopting new accounting standard at April 1, 2009 (Note 2)	-	-	**53.7**	**(53.7)**	-	
Comprehensive income:						
Net income	-	-	**1,276.5**	-	**1,276.5**	**$ 1,276.5**
Other comprehensive income (Note 9):						
Net unrealized gains on securities	-	-	-	**619.0**	**619.0**	
Net foreign currency and derivative gains	-	-	-	**34.0**	**34.0**	
Pension and OPEB plans	-	-	-	**59.0**	**59.0**	
Other comprehensive income	-	-	-	**712.0**	**712.0**	**712.0**
Total comprehensive income						**$ 1,988.5**
Common shares issued for benefit plans, including tax benefits	**3.4**	**119.2**	-	-	**119.2**	
Repurchases of common shares	**(28.9)**	**(.3)**	**(772.7)**	-	**(773.0)**	
Dividends declared ($.04 per share)	-	-	**(17.3)**	-	**(17.3)**	
Balance at December 31, 2009	**430.8**	**$ 470.1**	**$ 10,256.7**	**$ (1,223.0)**	**$ 9,503.8**	

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Millions)	For the Years Ended December 31, 2009	2008	2007
Cash flows from operating activities:			
Net income	**$ 1,276.5**	$ 1,384.1	$ 1,831.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized capital (gains) losses	**(55.0)**	655.9	73.7
Depreciation and amortization	**416.0**	378.3	321.5
Equity in earnings of affiliates, net	**(15.7)**	159.1	(88.3)
Stock-based compensation expense	**90.7**	95.7	89.4
(Accretion) amortization of net investment (discount) premium	**(67.0)**	(15.2)	3.6
Changes in assets and liabilities:			
Accrued investment income	**(15.6)**	(4.4)	(6.1)
Premiums due and other receivables	**(53.7)**	(106.2)	(91.7)
Income taxes	**(14.4)**	(137.5)	28.8
Other assets and other liabilities	**570.4**	(116.3)	(119.0)
Health care and insurance liabilities	**357.6**	(82.1)	23.8
Other, net	**(1.5)**	(4.5)	(1.2)
Net cash provided by operating activities	**2,488.3**	2,206.9	2,065.5
Cash flows from investing activities:			
Proceeds from sales and maturities of investments	**10,029.6**	11,681.2	10,577.0
Cost of investments	**(11,592.2)**	(12,307.9)	(10,642.2)
Increase in property, equipment and software	**(362.0)**	(446.6)	(400.4)
Cash used for acquisitions, net of cash acquired	**(75.1)**	-	(572.2)
Net cash used for investing activities	**(1,999.7)**	(1,073.3)	(1,037.8)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt, net of issuance costs	**-**	484.8	663.9
Net issuance of short-term debt	**266.1**	85.6	85.5
Deposits and interest credited for investment contracts	**7.1**	8.5	9.7
Withdrawals of investment contracts	**(9.0)**	(38.4)	(21.2)
Common shares issued under benefit plans	**14.8**	29.7	170.8
Stock-based compensation tax benefits	**5.1**	27.8	153.2
Common shares repurchased	**(773.0)**	(1,787.7)	(1,695.6)
Dividends paid to shareholders	**(17.3)**	(18.4)	(20.0)
Collateral received on interest rate swaps	**41.7**	-	-
Net cash used for financing activities	**(464.5)**	(1,208.1)	(653.7)
Net increase (decrease) in cash and cash equivalents	**24.1**	(74.5)	374.0
Cash and cash equivalents, beginning of period	**1,179.5**	1,254.0	880.0
Cash and cash equivalents, end of period	**$ 1,203.6**	$ 1,179.5	$ 1,254.0

Refer to accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Organization

We conduct our operations in three business segments:

- **Health Care** consists of medical, pharmacy benefits management, dental and vision plans offered on both an Insured basis (where we assume all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract ("ASC") assumes all or a majority of this risk). Medical products include point-of-service ("POS"), preferred provider organization ("PPO"), health maintenance organization ("HMO") and indemnity benefit plans. Medical products also include health savings accounts ("HSAs") and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor and/or the member in the case of HSAs). We also offer Medicare and Medicaid products and services and specialty products, such as medical management and data analytics services, behavioral health plans and stop loss insurance, as well as products that provide access to our provider network in select markets.
- **Group Insurance** primarily includes group life insurance products offered on an Insured basis, including basic and supplemental group term life, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage. Group Insurance also includes (i) group disability products offered to employers on both an Insured and an ASC basis which consist primarily of short-term and long-term disability insurance, (ii) absence management services offered to employers, which include short-term and long-term disability administration and leave management, and (iii) long-term care products that were offered primarily on an Insured basis, which provide benefits covering the cost of care in private home settings, adult day care, assisted living or nursing facilities. We no longer solicit or accept new long-term care customers, and we are working with our customers on an orderly transition of this product to other carriers.
- **Large Case Pensions** manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. Large Case Pensions also includes certain discontinued products (refer to Note 20 beginning on page 82 for additional information).

Our three business segments are distinct businesses that offer different products and services. Our Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2, below. We evaluate the performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains and losses and certain other items) (refer to Note 19 beginning on page 80 for segment financial information).

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of Aetna and the subsidiaries that we control. All significant intercompany balances have been eliminated in consolidation. The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and determined there were no other items to disclose.

Reclassifications

Certain reclassifications were made to the 2008 financial information to conform to the 2009 presentation.

New Accounting Standards

Recognition and Presentation of Other-Than-Temporary Impairments

Effective April 1, 2009, we adopted new accounting guidance issued by the Financial Accounting Standards Board ("FASB") for other-than-temporary impairments ("OTTI") of debt securities. This guidance establishes new criteria for the recognition of OTTI on debt securities and also requires additional financial statement disclosure. The new criteria require OTTI to be recognized if either a credit-related loss is deemed to have occurred or we have the intention to sell a security that is in an unrealized loss position. Refer to Notes 8 and 9 beginning on pages 58 and 62, respectively.

Upon adoption of this new guidance, we evaluated securities held at April 1, 2009 for which a previous OTTI was recognized, and identified those securities that we did not intend to sell. As a result of this analysis, we recorded a $54 million ($83 million pretax) cumulative effect adjustment that increased retained earnings and accumulated other comprehensive loss as of April 1, 2009.

Fair Value Measurements – Assessing Fair Value in Market Conditions That Are Not Orderly
In April 2009, the FASB released updates to the accounting guidance for measuring the fair value of assets and liabilities. These updates provide clarification as to how to determine the fair value of assets and liabilities in distressed economic conditions and also require greater disaggregation of debt and equity securities within our fair value measurements disclosures (refer to Note 10 beginning on page 63). This accounting guidance was effective on June 30, 2009 and did not impact our financial position or results of operations.

Codification
In June 2009, the FASB released *FASB Accounting Standards Codification*™ ("Codification"). Beginning in September 2009, all existing accounting standard documents were superseded, and Codification became the single source of authoritative GAAP. Codification did not result in any change in our significant accounting policies.

Cumulative Effect of New Accounting Standards in 2007
Effective January 1, 2007, we changed the measurement date of our defined benefit pension and other postretirement plans in accordance with a new accounting standard issued by the FASB. This change resulted in a cumulative effect adjustment to the opening balance of shareholders' equity at January 1, 2007 comprised of a $4 million increase to retained earnings and a $114 million decrease to accumulated other comprehensive loss. In addition, we adopted new guidance on accounting for uncertainty in income taxes, which resulted in a cumulative effect adjustment to the opening balance of retained earnings at January 1, 2007 of $5 million.

Future Application of Accounting Standards
Variable Interest Entities
In June 2009, the FASB released revised accounting guidance for variable interest entities ("VIEs"). This accounting guidance removes the quantitative-based risks-and-rewards calculation previously used to assess whether a company must consolidate a VIE and, instead, requires a variable interest holder to qualitatively assess whether it has a controlling financial interest in the VIE. This accounting guidance became effective on January 1, 2010. We are currently assessing the impact of this new guidance on our financial position and results of operations.

Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. We consider the following accounting estimates critical in the preparation of the accompanying consolidated financial statements: health care costs payable, other insurance liabilities, recoverability of goodwill and other acquired intangible assets, measurement of defined benefit pension and other postretirement benefit plans, other-than-temporary impairment of debt securities and revenue recognition. We use information available to us at the time estimates are made; however, these estimates could change materially if different information or assumptions were used. Additionally, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and other debt securities with a maturity of three months or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these investments.

Investments
Debt and Equity Securities
Debt and equity securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds and other debt and equity securities. Debt securities are classified as either current or long-term investments based on their contractual maturities unless we intend to sell an investment within the next

twelve months, in which case it is classified as current. We have classified our debt and equity securities as available for sale and carry them at fair value. Refer to Note 10 beginning on page 63 for additional information on how we estimate the fair value of our debt and equity securities. The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. We regularly review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. Beginning April 1, 2009, we recognize an impairment on debt securities when we intend to sell a security that is in an unrealized loss position or if we determine a credit-related loss has occurred. Prior to April 1, 2009, we would recognize an impairment if we did not have the intention and ability to hold the security until it recovered its value (refer to New Accounting Standards beginning on page 48 for additional information). We do not accrue interest on debt securities when management believes the collection of interest is unlikely.

We lend certain debt and equity securities from our investment portfolio to other institutions for short periods of time. Borrowers must post cash collateral in the amount of 102% to 105% of the fair value of the loaned security. The fair value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned securities fluctuates. The collateral is retained and invested by a lending agent according to our guidelines to generate additional income for us.

Mortgage Loans
We carry the value of our mortgage loan investments on our balance sheet at the unpaid principal balance, net of impairment reserves. A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem loan (i.e., high probability of default within 3 years) or a restructured loan. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in our portfolio. We record full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt. Interest income on an impaired loan is accrued to the extent we deem it collectable and the loan continues to perform under its original or restructured terms. Interest income on problem loans is recognized on a cash basis. Cash payments on loans in the process of foreclosure are treated as a return of principal. Mortgage loans with a maturity date or a committed prepayment date of less than one year from the balance sheet date are reported in current assets on our balance sheets.

Other Investments
Other investments consist primarily of alternative investments (which are comprised of private equity and hedge fund limited partnerships), investment real estate and derivatives. We typically do not have a controlling ownership in our alternative investments and therefore we apply the equity method of accounting for these investments. We invest in real estate for the production of income. We carry the value of our investment real estate on our balance sheet at depreciated cost, including capital additions, net of write-downs for other-than-temporary declines in fair value. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset. If any of our real estate investments is considered held-for-sale, we carry it at the lower of its carrying value or fair value less estimated selling costs. We generally estimate fair value using a discounted future cash flow analysis in conjunction with comparable sales information. At the time of the sale, we record the difference between the sales price and the carrying value as a realized capital gain or loss.

We make limited use of derivatives in order to manage interest rate, foreign exchange, price risk and credit exposure. The derivatives we use consist primarily of futures contracts, forward contracts, interest rate swaps, credit default swaps and warrants. Derivatives are reflected at fair value on our balance sheets.

When we enter into a derivative contract, if certain criteria are met, we may designate the derivative as one of the following: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment; a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability; or a foreign currency fair value or cash flow hedge.

Net Investment Income and Realized Capital Gains and Losses
Net investment income and realized capital gains and losses on investments supporting Health Care's and Group Insurance's liabilities and Large Case Pensions' products (other than experience-rated and discontinued products) are reflected in our results of operations. Realized capital gains and losses are determined on a specific identification basis. Unrealized capital gains and losses (other than experience-rated and discontinued products) are reflected in shareholders' equity, net of tax, as a component of accumulated other comprehensive loss. We reflect purchases and sales of debt and equity securities and alternative investments on the trade date. We reflect purchases and sales of mortgage loans and investment real estate on the closing date.

Experience-rated products are products in the Large Case Pensions business where the contract holder, not us, assumes investment and other risks, subject to, among other things, minimum guarantees provided by us. The effect of investment performance is allocated to contract holders' accounts daily, based on the underlying investment's experience and, therefore, does not impact our results of operations (as long as minimum guarantees are not triggered). Realized and unrealized capital gains and losses on investments supporting experience-rated products in the Large Case Pensions business are reflected in policyholders' funds in our balance sheets. Net investment income supporting Large Case Pensions' experience-rated products is included in net investment income in our statements of income and is credited to contract holders in current and future benefits.

When we discontinued the sale of our fully-guaranteed Large Case Pensions products, we established a reserve for anticipated future losses from these products and segregated the related investments. These investments are managed as a separate portfolio. Net investment income and realized capital gains and losses on this separate portfolio are ultimately credited/charged to the reserve and, therefore, do not impact our results of operations. Unrealized capital gains or losses on this separate portfolio are reflected in other current liabilities in our balance sheets. Refer to Note 20 beginning on page 82 for additional information on our discontinued products.

Reinsurance
We utilize reinsurance agreements primarily to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit us to recover a portion of our losses from reinsurers, although they do not discharge our primary liability as direct insurer of the risks reinsured. Failure of reinsurers to indemnify us could result in losses; however, we do not expect charges for unrecoverable reinsurance to have a material effect on our results of operations or financial position. We evaluate the financial position of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of our reinsurers. At December 31, 2009, our reinsurance recoverables consisted primarily of amounts due from third parties that are rated consistent with companies that are considered to have the ability to meet their obligations.

In the normal course of business, we enter into agreements with other insurance companies under which we assume reinsurance, primarily related to our group life and health products (refer to Note 17 beginning on page 76 for additional information). We do not transfer any portion of the financial risk associated with our HMO products to third parties, except in areas that we participate in state-mandated health insurance pools. We did not have material premiums ceded to or assumed from other insurance companies in the three years ended December 31, 2009.

Goodwill
We evaluate goodwill for impairment (at the reporting unit level) annually, or more frequently if circumstances indicate a possible impairment, by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, we compare the implied fair value of the applicable goodwill to its carrying amount to measure the amount of goodwill impairment, if any. Our reporting units with goodwill are our Health Care and Group Insurance segments. Impairments, if any, would be classified as an operating expense. After performing our analysis, we determined that there was no impairment of goodwill in each of the three years ended December 31, 2009.

Our annual impairment tests were based on an evaluation of future discounted cash flows. These evaluations utilized the best information available to us at the time, including supportable assumptions and projections we believe are reasonable. Collectively, these evaluations were our best estimates of projected future cash flows. Our discounted cash flow evaluations used a range of discount rates that corresponds to our weighted-average cost of capital. This discount rate range is consistent with that used for investment decisions and takes into account the specific and detailed operating plans and strategies of the Health Care and Group Insurance reporting units. Certain other key assumptions utilized, including changes in membership, revenue, health care costs, operating expenses and effective tax rates, are based on estimates consistent with those utilized in our annual planning process that we believe are reasonable. If we do not achieve our earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected, and we may impair a portion of our goodwill, which would adversely affect our operating results in the period of impairment.

Property and Equipment and Other Acquired Intangible Assets

We report property and equipment and other acquired intangible assets at historical cost, net of accumulated depreciation or amortization. At both December 31, 2009 and 2008, the historical cost of property and equipment was approximately $1.1 billion, and the related accumulated depreciation was approximately $543 million and $615 million, respectively. We calculate depreciation and amortization primarily using the straight-line method over the estimated useful lives of the respective assets ranging from three to forty years.

We regularly evaluate whether events or changes in circumstances indicate that the carrying value of property and equipment or other acquired intangible assets may not be recoverable. If we determine that an asset may not be recoverable, we estimate the future undiscounted cash flows expected to result from future use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, we recognize an impairment loss for the amount by which the carrying value of the asset exceeds its fair value. There were no impairment losses recognized in the three years ended December 31, 2009.

Separate Accounts

Separate Account assets and liabilities in the Large Case Pensions business represent funds maintained to meet specific objectives of contract holders who bear the investment risk. These assets and liabilities are carried at fair value. Investment income and capital gains and losses accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from our other businesses. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Account assets are not reflected in our statements of income or cash flows. Management fees charged to contract holders are included in fees and other revenue and recognized over the period earned.

Health Care and Other Insurance Liabilities

Health Care Costs Payable

Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care's POS, PPO, HMO, Indemnity, Medicare and Medicaid products. Unpaid health care claims include our estimate of payments we will make on claims reported to us but not yet paid and for health care services rendered to members but not yet reported to us as of the balance sheet date (collectively, "IBNR"). Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if we are obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission and processing patterns, medical cost trends, historical utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. We reflect changes in these estimates in health care costs in our results of operations in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care, regardless of the medical services provided to the member. Less than 6% of our health care costs related to capitated arrangements in each of the last three years. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider claims experience under the contracts through the balance sheet date.

Future policy benefits

Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed using actuarial principles that consider, among other things, assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 2.0% to 11.3% in both 2009 and 2008. We periodically review mortality assumptions against both industry standards and our experience. Reserves for long-duration group life and long-term care contracts represent our estimate of the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 8.8% in both 2009 and 2008. Our estimate of the present value of future benefits under such contracts is based upon mortality, morbidity and interest rate assumptions.

Unpaid claims
Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts in the Group Insurance business, including an estimate for IBNR as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon our estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from the U.S. Social Security Administration. We develop our reserves for IBNR using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. We discount certain claim liabilities related to group long-term disability and premium waiver contracts. The discounted unpaid claim liabilities were $1.8 billion and $1.6 billion at December 31, 2009 and 2008, respectively. The undiscounted value of these unpaid claim liabilities was $2.4 billion and $2.5 billion at December 31, 2009 and 2008, respectively. The discount rates generally reflect our expected investment returns for the investments supporting these liabilities and ranged from 5.8% to 6.3% in 2009 and 6.0% to 6.4% in 2008. The discount rates for retrospectively-rated contracts are set at contractually specified levels. Our estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in our statements of income in the period they are determined.

Policyholders' funds
Policyholders' funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses. Reserves for such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience-rated adjustments. In 2009, interest rates for pension and annuity investment contracts ranged from 3.5% to 10.5% and interest rates for group life and health contracts ranged from 0% to 4.2%. In 2008, interest rates for pension and annuity investment contracts ranged from 3.3% to 9.7% and interest rates for group life and health contracts ranged from .1% to 4.7%. Reserves for contracts subject to experience rating reflect our rights as well as the rights of policyholders and plan participants.

We review health care and insurance liabilities periodically. We reflect any necessary adjustments during the current period in results of operations. While the ultimate amount of claims and related expenses are dependent on future developments, it is management's opinion that the liabilities that have been established are adequate to cover such costs. The health care and insurance liabilities that are expected to be paid within one year from the balance sheet date are classified as current liabilities in our balance sheets.

Premium Deficiency Reserves
We evaluate our insurance contracts to determine if it is probable that a loss will be incurred. We recognize a premium deficiency loss when it is probable that expected future claims, including maintenance costs (for example, claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries on existing contracts. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts. We did not have any material premium deficiency reserves at December 31, 2009 or 2008.

Health Care Contract Acquisition Costs
Health care products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to our prepaid health care and health indemnity contracts are expensed as incurred.

Revenue Recognition
Health care premiums are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations and uncollectable amounts. Other premium revenue for group life, long-term care and disability products is recognized as income, net of

allowances for termination and uncollectable accounts, over the term of the coverage. Other premium revenue for Large Case Pensions' limited payment pension and annuity contracts is recognized as revenue in the period received. Premiums related to unexpired contractual coverage periods are reported as unearned premiums in our balance sheets.

The balance of the allowance for estimated terminations and uncollectable accounts on premiums receivable was $107 million and $82 million at December 31, 2009 and 2008, respectively, and is reflected as a reduction of premiums receivable in our balance sheets. The balance of the allowance for uncollectable accounts on other receivables was $55 million and $61 million at December 31, 2009 and 2008, respectively, and is reflected as a reduction of other receivables in our balance sheets.

Some of our contracts allow for premiums to be adjusted to reflect actual experience. Such adjustments are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.

Fees and other revenue consists primarily of ASC fees which are received in exchange for performing certain claims processing and member services for health and disability members and are recognized as revenue over the period the service is provided. Some of our contracts include guarantees with respect to certain functions such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that claim expenses to be incurred by plan sponsors will fall within a certain range. With any of these guarantees, we are financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of the fees otherwise payable to us by the customer involved. We accrue for any such exposure upon occurrence.

In addition, fees and other revenue also include charges assessed against contract holders' funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions business. Other amounts received on pension and annuity investment-type contracts are reflected as deposits and are not recorded as revenue. Some of our Large Case Pension contract holders have the contractual right to purchase annuities with life contingencies using the funds they maintain on deposit with us. Since these products are considered an insurance contract, when the contract holder makes this election, we treat the accumulated investment balance as a single premium and reflect it as both premiums and current and future benefits in our statements of income.

Accounting for the Medicare Part D Prescription Drug Program ("PDP")
We were selected by the Centers for Medicare & Medicaid Services ("CMS") to be a national provider of PDP in all 50 states to both individuals and employer groups in 2009, 2008 and 2007. Under these annual contracts, CMS pays us a portion of the premium, a portion of, or a capitated fee for, catastrophic drug costs and a portion of the health care costs for low-income Medicare beneficiaries and provides a risk sharing arrangement to limit our exposure to unexpected expenses.

We recognize premiums received from, or on behalf of, members or CMS and capitated fees as premium revenue ratably over the contract period. We expense the cost of covered prescription drugs as incurred. Costs associated with low-income Medicare beneficiaries (deductible, coinsurance, etc.) and the catastrophic drug costs paid in advance by CMS are recorded as a liability and offset health care costs when incurred. For individual PDP coverage, the risk sharing arrangement provides a risk corridor whereby the target amount (what we received in premiums from members and CMS based on our annual bid amount less administrative expenses) is compared to our actual drug costs incurred during the contract year. Based on the risk corridor provision and PDP activity to date, an estimated risk sharing receivable or payable is recorded on a quarterly basis as an adjustment to premium revenue. We perform a reconciliation of the final risk sharing, low-income subsidy and catastrophic amounts after the end of each contract year.

Allocation of Operating Expenses
We allocate to the business segments centrally incurred costs associated with specific internal goods or services provided to us, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as membership, usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings and, beginning on January 1, 2009, the financing components of our pension and other post-retirement benefit plan expense is not allocated to the reporting segments, since it is not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate Financing in our segment

financial information. Segment results were restated for this change in expense allocation. Refer to Note 19 beginning on page 80 for additional information.

Income Taxes

We are taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. We recognize deferred income tax assets and liabilities for the differences between the financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. Deferred income tax expense or benefit primarily reflects the net change in deferred income tax assets and liabilities during the year.

Our current income tax provision reflects the tax results of revenues and expenses currently taxable or deductible. Penalties and interest on our tax positions are classified as a component of our income tax provision.

3. Acquisition

During 2009 we acquired Horizon Behavioral Services, LLC ("Horizon"), a leading provider of employee assistance programs, for approximately $70 million in available cash. We believe this acquisition will enhance our existing product capabilities and future growth opportunities. We recorded goodwill related to this transaction of approximately $57 million in 2009 (pending the final allocation of purchase price). Of this goodwill amount, $36 million will be tax deductible. All of the goodwill related to this acquisition was assigned to our Health Care segment. Refer to Note 7 on page 57 for additional information.

4. Earnings Per Common Share

Basic earnings per share ("EPS") is computed by dividing net income (i.e., the numerator) by the weighted average number of common shares outstanding (i.e., the denominator) during the reporting period. Diluted EPS is computed in a similar manner, except that the weighted average number of common shares outstanding is adjusted for the dilutive effects of stock options, stock appreciation rights ("SARs") and other dilutive financial instruments, but only in the periods in which such effect is dilutive.

The computations of basic and diluted EPS for 2009, 2008 and 2007 were as follows:

(Millions, except per common share data)	**2009**	**2008**	**2007**
Net Income	**$ 1,276.5**	$ 1,384.1	$ 1,831.0
Weighted average shares used to compute basic EPS	**441.1**	475.5	509.2
Dilutive effect of outstanding stock-based compensation awards (1)	**8.4**	12.8	17.8
Weighted average shares used to compute diluted EPS	**449.5**	488.3	527.0
Basic EPS	**$ 2.89**	$ 2.91	$ 3.60
Diluted EPS	**$ 2.84**	$ 2.83	$ 3.47

(1) Approximately 19.3 million, 9.7 million and 2.6 million SARs (with exercise prices ranging from $25.94 to $59.76, $25.94 to $59.76, and $44.22 to $59.76, respectively) were not included in the calculation of diluted EPS for 2009, 2008 and 2007, respectively, and approximately 6.2 million and 1.6 million stock options (with exercise prices ranging from $33.38 to $42.35) were not included in the calculation of diluted EPS for 2009 and 2008, respectively, as their exercise prices were greater than the average market price of Aetna common shares during such periods.

5. Operating Expenses

For 2009, 2008 and 2007, selling expenses (which include broker commissions, the variable component of our internal sales force compensation and premium taxes) and general and administrative expenses were as follows: .

(Millions)	2009	2008	2007
Selling expenses	**$ 1,251.9**	$ 1,149.6	$ 1,060.9
General and administrative expenses:			
Salaries and related benefits	**2,971.8**	2,619.8	2,343.6
Other general and administrative expenses [(1)]	**2,159.3**	1,982.1	1,641.9
Total general and administrative expenses [(2)]	**5,131.1**	4,601.9	3,985.5
Total operating expenses	**$ 6,383.0**	$ 5,751.5	$ 5,046.4

(1) Includes the following for 2009: litigation-related insurance proceeds of $38.2 million. Includes the following charges for 2008: a $20.0 million contribution for the establishment of an out-of-network pricing database and a $42.2 million allowance on a reinsurance recoverable. Refer to the reconciliation of operating earnings to net income in Note 19 beginning on page 81 for additional information.

(2) In 2009 and 2008, we recorded severance and facility charges of $93.7 million and $54.7 million, respectively. The 2009 severance and facility charges related to actions taken or committed to be taken by the end of the first quarter of 2010. These charges are reflected in total general and administrative expenses. Refer to the reconciliation of operating earnings to net income in Note 19 beginning on page 81 for additional information.

6. Health Care Costs Payable

The following table shows the components of the change in health care costs payable during 2009, 2008 and 2007:

(Millions)	2009	2008	2007
Health care costs payable, beginning of the period	**$ 2,393.2**	$ 2,177.4	$ 1,927.5
Less: Reinsurance recoverables	**2.0**	2.9	3.7
Health care costs payable, beginning of the period - net	**2,391.2**	2,174.5	1,923.8
Acquisition of businesses	**1.1**	-	58.1
Add: Components of incurred health care costs			
Current year	**24,127.2**	20,948.5	17,472.0
Prior years	**(66.0)**	(163.0)	(177.2)
Total incurred health care costs	**24,061.2**	20,785.5	17,294.8
Less: Claims paid			
Current year	**21,401.1**	18,726.4	15,528.5
Prior years	**2,159.0**	1,842.4	1,573.7
Total claims paid	**23,560.1**	20,568.8	17,102.2
Health care costs payable, end of period - net	**2,893.4**	2,391.2	2,174.5
Add: Reinsurance recoverables	**1.9**	2.0	2.9
Health care costs payable, end of the period	**$ 2,895.3**	$ 2,393.2	$ 2,177.4

Our prior year estimates of health care costs payable decreased by approximately $66 million, $163 million and $177 million in 2009, 2008 and 2007, respectively, resulting from claims being settled for amounts less than originally estimated. This reduction was primarily the result of lower than expected health care cost trends as well as the actual claim submission time being faster than we assumed in establishing our health care costs payable in the prior year. This reduction was offset by current period health care costs when we established our estimate of current year health care costs payable. When significant decreases (increases) in prior period health care cost estimates occur that we believe significantly impact our current period results of operations, we disclose that amount as favorable (unfavorable) development of prior period health care cost estimates. In 2009, we had approximately $116 million of unfavorable development of prior year health care cost estimates that was driven by what we believe was unusually high paid claims activity in the first half of 2009 related to the second half of 2008. This unfavorable development of prior year health care cost estimates offset the amount of the 2009 reduction in our estimate of health care costs payable for prior years. We had no significant amount of favorable (unfavorable) development of prior year health care cost estimates that affected our results of operations in 2008 and 2007.

7. Goodwill and Other Acquired Intangible Assets

As a result of recent acquisitions, in accordance with applicable accounting guidance, we allocated the amount paid to the fair value of the net assets acquired, with any excess amounts recorded as goodwill. The increase in goodwill in 2009 and 2008 was as follows:

(Millions)		2009		2008
Balance, beginning of the period	$	**5,085.6**	$	5,081.0
Goodwill acquired:				
Horizon [(1)]		**56.8**		-
Schaller Anderson		**3.8**		1.0
Goodhealth		**-**		3.6
Balance, end of the period [(2)]	**$**	**5,146.2**	$	5,085.6

(1) Goodwill related to the acquisition of Horizon is considered preliminary, pending the final allocation of purchase price. (Refer to Note 3 on page 55 for additional information).

(2) Approximately $5.0 billion and $104 million of goodwill was assigned to the Health Care and Group Insurance segments, respectively, at both December 31, 2009 and 2008.

Other acquired intangible assets at December 31, 2009 and 2008 were comprised of the following:

(Millions)	Cost	Accumulated Amortization	Net Balance	Amortization Period (Years)
2009				
Other acquired intangible assets:				
Provider networks	**$ 703.2**	**$ 369.0**	**$ 334.2**	**12-25** [(2)]
Customer lists	**399.9**	**205.7**	**194.2**	**4-10** [(2)]
Technology	**25.3**	**20.7**	**4.6**	**3-5**
Other	**58.6** [(1)]	**23.2**	**35.4**	**2-15**
Trademarks	**22.3**	**-**	**22.3**	**Indefinite**
Total other acquired intangible assets	**$ 1,209.3**	**$ 618.6**	**$ 590.7**	
2008				
Other acquired intangible assets:				
Provider networks	$ 703.2	$ 340.2	$ 363.0	12-25
Customer lists	399.9	150.8	249.1	4-10
Technology	25.3	14.7	10.6	3-5
Other	38.1	15.7	22.4	2-15
Trademarks	22.3	-	22.3	Indefinite
Total other acquired intangible assets	$ 1,188.8	$ 521.4	$ 667.4	

(1) As a result of our acquisition of Horizon in 2009, we preliminarily assigned $21 million to Other.

(2) The amortization period for our customer lists and provider networks includes an assumption of renewal or extension of these arrangements. At December 31, 2009, the period prior to the next renewal or extension for our provider networks ranges from 1 to 3 years and the weighted average period prior to the next renewal or extension for our customer lists is .7 years. Any costs related to the renewal or extension of these contracts is expensed as incurred.

We estimate annual pretax amortization for other acquired intangible assets over the next five years to be as follows:

(Millions)	
2010	**$ 95.1**
2011	**87.7**
2012	**76.2**
2013	**67.0**
2014	**47.9**

8. Investments

Total investments at December 31, 2009 and 2008 were as follows:

	2009			2008		
(Millions)	Current	Long-term	Total	Current	Long-term	Total
Debt and equity securities available for sale	**$ 2,834.8**	**$ 14,324.9**	**$ 17,159.7**	$ 633.8	$ 13,359.5	$ 13,993.3
Mortgage loans	**86.1**	**1,507.9**	**1,594.0**	70.4	1,609.5	1,679.9
Other investments	**1.8**	**1,218.3**	**1,220.1**	1.8	1,194.4	1,196.2
Total investments	**$ 2,922.7**	**$ 17,051.1**	**$ 19,973.8**	$ 706.0	$ 16,163.4	$ 16,869.4

Debt and equity securities available for sale at December 31, 2009 and 2008 were as follows:

(Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
Debt securities:				
U.S. government securities	**$ 1,801.3**	**$ 50.7**	**$ (5.2)**	**$ 1,846.8**
States, municipalities and political subdivisions	**2,022.2**	**80.7**	**(27.5)**	**2,075.4**
U.S. corporate securities	**6,741.9**	**497.1**	**(54.4)**	**7,184.6**
Foreign securities	**2,554.5**	**210.9**	**(20.9)**	**2,744.5**
Residential mortgage-backed securities	**1,375.8**	**49.4**	**(5.0)** [1]	**1,420.2**
Commercial mortgage-backed securities	**1,109.8**	**37.6**	**(104.0)** [1]	**1,043.4**
Other asset-backed securities	**419.6**	**25.0**	**(8.2)** [1]	**436.4**
Redeemable preferred securities	**381.9**	**27.8**	**(41.0)**	**368.7**
Total debt securities	**16,407.0**	**979.2**	**(266.2)**	**17,120.0**
Equity securities	**35.3**	**7.9**	**(3.5)**	**39.7**
Total debt and equity securities [2]	**$ 16,442.3**	**$ 987.1**	**$ (269.7)**	**$ 17,159.7**
December 31, 2008				
Debt securities:				
U.S. government securities	$ 890.7	$ 115.3	$ (.4)	$ 1,005.6
States, municipalities and political subdivisions	1,942.8	23.3	(72.5)	1,893.6
U.S. corporate securities	6,343.8	228.2	(416.5)	6,155.5
Foreign securities	2,134.0	103.0	(124.9)	2,112.1
Residential mortgage-backed securities	1,210.2	39.3	(.4)	1,249.1
Commercial mortgage-backed securities	1,086.4	15.3	(239.3)	862.4
Other asset-backed securities	441.3	1.5	(59.3)	383.5
Redeemable preferred securities	400.4	6.6	(107.0)	300.0
Total debt securities	14,449.6	532.5	(1,020.3)	13,961.8
Equity securities	43.4	.2	(12.1)	31.5
Total debt and equity securities [2]	$ 14,493.0	$ 532.7	$ (1,032.4)	$ 13,993.3

(1) When we record a credit-related OTTI on a security, we recognize a loss in earnings equal to the difference between the security's amortized cost and the present value of its cash flows. If we do not intend to sell the security, the difference between the fair value and the present value of cash flows of the security is considered a non-credit-related impairment, which is reflected in other comprehensive loss rather than earnings. At December 31, 2009, we held securities for which we recognized a credit-related impairment in the past. Effective April 1, 2009 and for periods through December 31, 2009, we recognized $61.7 million of non-credit-related impairments in other comprehensive loss (as of December 31, 2009, these securities had a net unrealized capital loss of $17.2 million).

(2) Investment risks associated with our experience-rated and discontinued products generally do not impact our results of operations (refer to Note 20 beginning on page 82 for additional information on our accounting for discontinued products). At December 31, 2009, investments with a fair value of $4.0 billion, gross unrealized gains of $285.6 million and gross unrealized losses of $78.2 million and, at December 31, 2008, investments with a fair value of $3.7 billion, gross unrealized gains of $211.3 million and gross unrealized losses of $334.7 million were included in total debt and equity securities, but support our experience-rated and discontinued products. Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive loss.

The fair value of debt securities at December 31, 2009 is shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

(Millions)	Fair Value
Due to mature:	
Less than one year	$ 692.6
One year through five years	3,405.5
After five years through ten years	4,987.4
Greater than ten years	5,134.5
Residential mortgage-backed securities	1,420.2
Commercial mortgage-backed securities	1,043.4
Other asset-backed securities	436.4
Total	$ 17,120.0

Unrealized Capital Losses and Net Realized Capital Gains (Losses)

When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. As described in Note 2 beginning on page 48, effective April 1, 2009, we recognize an OTTI when we intend to sell a security that is in an unrealized loss position or if we determine a credit-related loss has occurred. Prior to April 1, 2009, we would recognize an OTTI on a security in an unrealized loss position if we did not have the intention and ability to hold the security until it recovered its value.

Summarized below are the debt and equity securities we held at December 31, 2009 and 2008 that were in an unrealized capital loss position, aggregated by the length of time the investments have been in that position:

	Less than 12 months		Greater than 12 months		Total [1]	
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009						
Debt securities:						
U.S. government securities	$ 1,062.5	$ 4.8	$ 19.3	$ .4	$ 1,081.8	$ 5.2
States, municipalities and political subdivisions	292.2	10.6	216.7	16.9	508.9	27.5
U.S. corporate securities	730.2	16.8	681.4	37.6	1,411.6	54.4
Foreign securities	418.1	9.0	110.4	11.9	528.5	20.9
Residential mortgage-backed securites	383.0	4.7	8.2	.3	391.2	5.0
Commercial mortgage-backed securities	129.7	3.1	401.6	100.9	531.3	104.0
Other asset-backed securities	46.6	7.5	16.7	.7	63.3	8.2
Redeemable preferred securities	49.1	8.8	198.5	32.2	247.6	41.0
Total debt securities	3,111.4	65.3	1,652.8	200.9	4,764.2	266.2
Equity securities	3.9	1.6	18.8	1.9	22.7	3.5
Total debt and equity securities [1]	$ 3,115.3	$ 66.9	$ 1,671.6	$ 202.8	$ 4,786.9	$ 269.7
December 31, 2008						
Debt securities:						
U.S. government securities	$ 4.0	$ -	$ 24.4	$ .4	$ 28.4	$ .4
States, municipalities and political subdivisions	786.9	42.9	175.6	29.6	962.5	72.5
U.S. corporate securities	2,010.4	167.9	1,238.6	248.6	3,249.0	416.5
Foreign securities	777.7	73.5	178.6	51.4	956.3	124.9
Residential mortgage-backed securites	9.0	-	24.3	.4	33.3	.4
Commercial mortgage-backed securities	336.3	59.9	403.6	179.4	739.9	239.3
Other asset-backed securities	271.3	34.8	76.2	24.5	347.5	59.3
Redeemable preferred securities	125.3	32.5	139.7	74.5	265.0	107.0
Total debt securities	4,320.9	411.5	2,261.0	608.8	6,581.9	1,020.3
Equity securities	24.5	9.5	.8	2.6	25.3	12.1
Total debt and equity securities [1]	$ 4,345.4	$ 421.0	$ 2,261.8	$ 611.4	$ 6,607.2	$ 1,032.4

(1) At December 31, 2009 and 2008, debt and equity securities in an unrealized loss position of $78.2 million and $334.7 million, respectively, and with related fair value of $1.0 billion and $1.8 billion, respectively, related to discontinued and experience-rated products.

We reviewed the securities in the tables above and concluded that these are performing assets generating investment income to support the needs of our business. In performing this review, we considered factors such as the quality of the investment security based on research performed by external rating agencies and our internal credit analysts and the prospects of realizing the carrying value of the security based on the investment's current prospects for recovery. Unrealized losses at December 31, 2009 and 2008 were generally caused by the widening of credit spreads on these particular securities relative to the interest rates on U.S. Treasury securities. As of December 31, 2009, we did not have an intention to sell the securities that were in an unrealized loss position.

The maturity dates for debt securities in an unrealized loss position at December 31, 2009 were as follows:

	Supporting discontinued and experience-rated products		Supporting remaining products		Total	
(Millions)	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Due to mature:						
Less than one year	$ .8	$ -	$ 48.3	$ 2.0	$ 49.1	$ 2.0
One year through five years	47.8	1.8	780.3	11.5	828.1	13.3
After five years through ten years	202.9	6.1	1,026.5	17.8	1,229.4	23.9
Greater than ten years	551.8	45.0	1,120.0	64.8	1,671.8	109.8
Residential mortgage-backed securities	-	-	391.2	5.0	391.2	5.0
Commercial mortgage-backed securities	182.3	21.6	349.0	82.4	531.3	104.0
Other asset-backed securities	17.0	.3	46.3	7.9	63.3	8.2
Total	$ 1,002.6	$ 74.8	$ 3,761.6	$ 191.4	$ 4,764.2	$ 266.2

Net realized capital gains (losses) for the years ended December 31, 2009, 2008 and 2007, excluding amounts related to experience-rated contract holders and discontinued products, were as follows:

(Millions)	**2009**	**2008**	**2007**
OTTI losses on securities	$ (121.0)	$ (643.6)	$ (127.8)
Portion of OTTI losses recognized in other comprehensive income	26.5	-	-
Net OTTI losses on securities recognized in earnings	(94.5)	(643.6)	(127.8)
Net realized capital gains (losses), excluding OTTI losses on securities	149.5	(12.3)	54.1
Net realized capital gains (losses)	$ 55.0	$ (655.9)	$ (73.7)

The decrease in net OTTI losses recognized in earnings in 2009 compared to 2008 was primarily driven by a significant change in the accounting guidance for the recognition of OTTI on debt securities and an overall general improvement in the economic environment in 2009 compared to 2008, which led to fewer securities in an unrealized loss position. Prior to the adoption of new accounting guidance for OTTI on debt securities on April 1, 2009, both yield and credit-related OTTI were recognized in earnings. In contrast, on and after April 1, 2009, only credit-related impairments are recognized in earnings unless we have the intention to sell the security in an unrealized loss position, in which case yield-related OTTI are also recognized in earnings.

In 2009, 2008 and 2007, yield-related OTTI losses were $76 million, $523 million and $125 million, respectively. These yield-related impairments were generally caused by changes in interest rates in 2009 and the widening of credit spreads relative to the interest rates on U.S. Treasury securities in 2009 and 2008 and increases in interest rates in 2007. During 2008, significant declines in the U.S. housing market resulted in the credit and other capital markets experiencing volatility and limitations on the ability of companies to issue debt or equity securities. The lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity resulted in credit spreads widening during 2008.

For the year ended December 31, 2008, credit-related impairments were $120 million, which includes credit-related OTTI losses of $105 million related to investments in debt securities of Lehman Brothers Holdings Inc. and Washington Mutual, Inc. There were no individually material credit impairments for 2009 or 2007.

Excluding amounts related to experience-rated and discontinued products, proceeds from the sale of debt securities and the related gross realized capital gains and losses for years ended December 31, 2009, 2008 and 2007 were as follows:

(Millions)	2009	2008	2007
Proceeds on sales	**$ 9,485.7**	$ 7,494.2	$ 8,370.6
Gross realized capital gains	**205.0**	120.6	80.0
Gross realized capital losses	**71.6**	136.8	28.1

Mortgage Loans
Our mortgage loans are secured by commercial real estate. We had no material problem, restructured or potential problem loans included in mortgage loans at December 31, 2009 or 2008. At December 31, 2009, 99% of our mortgage loans continue to be performing assets. We had no material reserves on our mortgage loans at December 31, 2009 or 2008.

At December 31, 2009 scheduled mortgage loan principal repayments were as follows:

(Millions)	
2010	**$ 86.1**
2011	**105.8**
2012	**55.2**
2013	**277.2**
2014	**90.8**
Thereafter	**979.5**

Variable Interest Entities
We do not have any material relationships with VIEs which require consolidation, but we do have relationships with certain real estate and hedge fund partnerships that are considered VIEs. We record the amount of our investment in these partnerships as long-term investments on our balance sheets and recognize our share of partnership income or losses in earnings. Our maximum exposure to loss as a result of our investment in these partnerships is our investment balance at December 31, 2009 and December 31, 2008 of approximately $125 million and $103 million, respectively, and the risk of recapture of tax credits related to the real estate partnerships previously recognized, which we do not believe to be significant. We do not have a future obligation to fund losses or debt on behalf of these investments; however, we may voluntarily contribute funds. The real estate partnerships construct, own and manage low-income housing developments and had total assets of approximately $5.1 billion and $4.4 billion at December 31, 2009 and 2008, respectively. The hedge fund partnerships had total assets of approximately $5.7 billion and $7.2 billion at December 31, 2009 and 2008, respectively.

Credit Default Swaps
We sell credit protection via credit default swap contracts to improve the return and diversification profile of our investment portfolio. Our contracts are limited to credit exposure on individual entities or investment-grade indices and have terms no longer than five years. We would have to pay under these contracts based on certain defined triggering events such as bankruptcy and failure to pay interest or principal on the underlying obligation. The fair value and maximum amount of future payments for these credit default swaps at December 31, 2009 were $.1 million and $18 million, respectively, and at December 31, 2008 were $(1) million and $46 million, respectively. At December 31, 2009, we were not required to make any payments to our counterparties for risks covered by these credit default swaps.

Non-controlling Interests
Certain of our investment holdings are partially-owned by third parties. At December 31, 2009 and 2008, $77 million and $86 million, respectively, of our investment holdings were partially owned by third parties. The non-controlling entities' share of these investments was included in accrued expenses and other current liabilities. Net investment gains (losses) related to these interests were $6 million and $(17) million for years ended December 31, 2009 and 2008, respectively. These non-controlling interests did not have a material impact on our financial position or results of operations.

Net Investment Income

Sources of net investment income for 2009, 2008 and 2007 were as follows:

(Millions)	2009	2008	2007
Debt securities	$ **907.8**	$ 877.4	$ 860.4
Mortgage loans	**118.6**	116.9	123.5
Other investments	**38.6**	(50.4)	205.4
Gross investment income	**1,065.0**	943.9	1,189.3
Less: Investment expenses	**(28.6)**	(33.9)	(39.4)
Net investment income [1]	$ **1,036.4**	$ 910.0	$ 1,149.9

(1) Investment risks associated with our experience-rated and discontinued products generally do not impact our results of operations (refer to Note 20 beginning on page 82 for additional information on our accounting for discontinued products). Net investment income includes $347.8 million, $296.1 million and $446.4 million for 2009, 2008 and 2007, respectively, related to investments supporting our experience-rated and discontinued products.

The decrease in Other investment income in 2008 compared to 2007 was primarily due to losses from alternative investments, which did not recur in 2009.

9. Other Comprehensive Income (Loss)

Shareholders' equity included the following activity in accumulated other comprehensive loss in 2009:

	Net Unrealized Gains (Losses)				
	Securities				
(Millions)	Previously Impaired [1]	All Other	Foreign Currency and Derivatives	Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2008	**$ -**	**$ (229.3)**	**$ (8.7)**	**$ (1,643.3)**	**$ (1,881.3)**
Cumulative effect of adopting a new accounting standard ($83.0 pretax) [2]	**(5.3)**	**(48.4)**	**-**	**-**	**(53.7)**
Net unrealized gains (losses) ($1,004.6 pretax)	**106.3**	**592.4**	**34.4**	**(80.1)**	**653.0**
Reclassification to earnings ($110.5 pretax)	**(.7)**	**(79.0)**	**(.4)**	**139.1**	**59.0**
Balance at December 31, 2009	**$ 100.3**	**$ 235.7**	**$ 25.3**	**$ (1,584.3)**	**$ (1,223.0)**

(1) Represents the non-credit-related component of OTTI on debt securities that we do not intend to sell as well as subsequent changes in fair value related to previously impaired debt securities.

(2) Effective April 1, 2009, we adopted new accounting guidance for other-than-temporary impairments of debt securities. Refer to Note 2 beginning on page 48 for additional information on the cumulative effect adjustment required.

Shareholders' equity included the following activity in accumulated other comprehensive loss in 2008 and 2007:

	Net Unrealized Gains (Losses)			
(Millions)	Securities	Foreign Currency and Derivatives	Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2006	$ 66.5	$ 19.2	$ (711.4)	$ (625.7)
Effect of changing measurement date of pension and OPEB plans pursuant to new accounting guidance	-	-	113.9 [1]	113.9
Balance at January 1, 2007, as adjusted	66.5	19.2	(597.5)	(511.8)
Net unrealized (losses) gains ($250.0 pretax)	(64.3)	-	226.8	162.5
Net foreign currency and derivative losses ($(13.7) pretax)	-	(8.9)	-	(8.9)
Reclassification to earnings ($107.4 pretax)	51.1	(3.3)	22.0	69.8
Balance at December 31, 2007	53.3	7.0	(348.7)	(288.4)
Net unrealized losses ($3,158.9 pretax)	(756.7)	-	(1,296.6)	(2,053.3)
Net foreign currency and derivative losses ($25.5 pretax)	-	(16.6)	-	(16.6)
Reclassification to earnings ($647.7 pretax)	474.1	0.9	2.0	477.0
Balance at December 31, 2008	$ (229.3)	$ (8.7)	$ (1,643.3)	$ (1,881.3)

(1) We elected to adopt the measurement date provisions of new accounting guidance for defined benefit plans and other postretirement benefits in 2007. The transition provisions of this accounting guidance required us to recognize the effects of this change as an adjustment to the opening balance of accumulated other comprehensive loss on January 1, 2007.

The components of our pension and OPEB plans included the following activity in accumulated other comprehensive loss in 2009 and 2008:

	Pension Plans		OPEB Plans		
(Millions)	Unrecognized Net Actuarial Losses	Unrecognized Prior Service Costs	Unrecognized Net Actuarial Losses	Unrecognized Prior Service Costs	Total
Balance at December 31, 2007	$ (348.7)	$ 13.4	$ (47.1)	$ 33.7	$ (348.7)
Unrealized net losses arising during the period ($1,991.7 pretax)	(1,286.4)	-	(10.2)	-	(1,296.6)
Reclassification to earnings ($3.1 pretax)	4.1	(1.4)	1.7	(2.4)	2.0
Balance at December 31, 2008	**(1,631.0)**	**12.0**	**(55.6)**	**31.3**	**(1,643.3)**
Unrealized net losses arising during the period ($123.2 pretax)	**(72.5)**	-	**(7.6)**	-	**(80.1)**
Reclassification to earnings ($214.0 pretax)	**140.7**	**(1.4)**	**2.2**	**(2.4)**	**139.1**
Balance at December 31, 2009	**$ (1,562.8)**	**$ 10.6**	**$ (61.0)**	**$ 28.9**	**$ (1,584.3)**

10. Financial Instruments

The preparation of our consolidated financial statements in accordance with GAAP requires certain of our assets and liabilities to be reflected at their fair value, and others on another basis, such as an adjusted historical cost basis. In this note, we provide details on the fair value of financial assets and liabilities and how we determine those fair values. We present this information for those instruments that are reported at fair value for which the change in fair value impacts net income or other comprehensive income separately from other financial assets and liabilities.

Financial Instruments Measured at Fair Value in our Balance Sheets

Certain of our financial instruments are measured at fair value in our balance sheet. The fair values of these instruments are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP. The following are the levels of the hierarchy and a brief description of the type of valuation information ("inputs") that qualifies a financial asset or liability for each level:

- **Level 1** – Unadjusted quoted prices for identical assets or liabilities in active markets.
- **Level 2** – Inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable markets.
- **Level 3** – Developed from unobservable data, reflecting our own assumptions.

Financial assets and liabilities are classified based upon the lowest level of input that is significant to the valuation. When quoted prices in active markets for identical assets and liabilities are available, we use these quoted market prices to determine the fair value of financial assets and liabilities and classify these assets and liabilities as Level 1. In other cases where a quoted market price for identical assets and liabilities in an active market is either not available or not observable, we estimate fair value using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets and liabilities would then be classified as Level 2. If quoted market prices are not available, we determine fair value using broker quotes or an internal analysis of each investment's financial performance and cash flow projections. Thus, financial assets and liabilities may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following is a description of the valuation methodologies used for our financial assets and liabilities that are measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Debt Securities - Where quoted prices are available in an active market, our debt securities are classified in Level 1 of the fair value hierarchy. Our Level 1 debt securities are comprised primarily of U.S. government securities. If Level 1 valuations are not available, the fair value is determined using models such as matrix pricing, which uses quoted market prices of debt securities with similar characteristics or discounted cash flows to estimate fair value. We obtained one price for each of our Level 2 debt securities and did not adjust any of these prices at December 31, 2009.

We also value a certain amount of debt securities using Level 3 inputs. For Level 3 debt securities, fair values are determined by outside brokers or, in the case of certain private placement securities, are priced by our internal staff. Outside brokers determine the value of these debt securities through a combination of their knowledge of the current pricing environment and market flows. We obtained one non-binding broker quote for each of these Level 3 debt securities and did not adjust any of these quotes at December 31, 2009. The total fair value of our broker quoted securities was approximately $364 million at December 31, 2009. Examples of these Level 3 debt securities include certain U.S. and foreign corporate securities and certain of our residential and commercial mortgage-backed securities as well as other asset-backed securities. For some of our private placement securities, our internal staff determine the value of these debt securities by analyzing spreads of corporate and sector indices as well as interest spreads of comparable public bonds. Examples of these Level 3 debt securities include certain U.S. and foreign securities and certain tax-exempt municipal securities.

Equity Securities - We currently have two classifications of equity securities: those that are publicly traded and those that are privately held. Our publicly-traded securities are classified as Level 1 because quoted prices are available for these securities in an active market. For privately-held equity securities, there is no active market; therefore, we classify these securities as Level 3 because we must price these securities through an internal analysis of each investment's financial statements and cash flow projections.

Derivatives - Our derivative instruments are valued using models that primarily use market observable inputs and therefore are classified as Level 2 because they are traded in markets where quoted market prices are not readily available.

Financial assets and liabilities with changes in fair value that are measured on a recurring basis in our balance sheets at December 31, 2009 and December 31, 2008 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
December 31, 2009				
Assets:				
Debt securities:				
U.S. government securities	$ 1,529.4	$ 317.4	$ -	$ 1,846.8
States, municipalities and political subdivisions	-	2,062.7	12.7	2,075.4
U.S. corporate securities	-	7,056.5	128.1	7,184.6
Foreign securities	-	2,545.5	199.0	2,744.5
Residential mortgage-backed securities	-	1,420.2	-	1,420.2
Commercial mortgage-backed securities	-	971.6	71.8	1,043.4
Other asset-backed securities	-	425.4	11.0	436.4
Redeemable preferred securities	-	345.8	22.9	368.7
Total debt securities	1,529.4	15,145.1	445.5	17,120.0
Equity securities	1.7	-	38.0	39.7
Derivatives	-	44.0	-	44.0
Total investments	$ 1,531.1	$ 15,189.1	$ 483.5	$ 17,203.7
December 31, 2008				
Assets:				
Debt securities	$ 669.9	$ 12,836.2	$ 455.7	$ 13,961.8
Equity securities	2.2	-	29.3	31.5
Derivatives	-	1.8	-	1.8
Total investments	$ 672.1	$ 12,838.0	$ 485.0	$ 13,995.1
Liabilities:				
Derivatives	$ -	$ 4.0	$ -	$ 4.0

The changes in the balances of Level 3 financial assets for the years ended December 31, 2009 and 2008 were as follows:

	2009				2008		
(Millions)	U.S. Corporate Securities	Foreign Securities	Other	Total	Debt Securities	Equity Securities	Total
Beginning balance	$ 144.6	$ 177.1	$ 163.3	$ 485.0	$ 642.5	$ 38.8	$ 681.3
Net realized and unrealized capital gains (losses):							
Included in earnings	3.6	11.7	12.3	27.6	(51.9)	-	(51.9)
Included in other comprehensive income	.5	21.4	12.0	33.9	(30.2)	(1.0)	(31.2)
Other [(1)]	7.2	5.7	17.4	30.3	(29.4)	10.4	(19.0)
Purchases, sales and maturities	(24.2)	(17.6)	(44.0)	(85.8)	(48.5)	(34.6)	(83.1)
Transfers (out of) into Level 3 [(2)]	(3.6)	.7	(4.6)	(7.5)	(26.8)	15.7	(11.1)
Ending Balance	$ 128.1	$ 199.0	$ 156.4	$ 483.5	$ 455.7	$ 29.3	$ 485.0
Amount of Level 3 net unrealized capital losses included in net income	$ -	$ (.1)	$ (.7)	$ (.8)	$ (53.8)	$ -	$ (53.8)

(1) Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our results of operations. Refer to Note 20 beginning on page 82 for additional information.

(2) For financial assets that are transferred (out of) into Level 3, we use the fair value of the assets at the (beginning) end of the reporting period.

Financial Instruments Not Measured at Fair Value in our Balance Sheets

The following is a description of the valuation methodologies used for estimating the fair value of our financial assets and liabilities that are measured at adjusted cost or contract value.

Mortgage loans - Fair values are estimated by discounting expected mortgage loan cash flows at market rates that reflect the rates at which similar loans would be made to similar borrowers. These rates reflect management's assessment of the credit quality and the remaining duration of the loans. Our fair value estimates of mortgage loans of lower credit quality, including problem and restructured loans, are based on the estimated fair value of the underlying collateral.

Investment contract liabilities:

- *With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, us for similar contracts.
- *Without a fixed maturity*: Fair value is estimated as the amount payable to the contract holder upon demand. However, we have the right under such contracts to delay payment of withdrawals that may ultimately result in paying an amount different than that determined to be payable on demand.

Long-term debt: Fair values are based on quoted market prices for the same or similar issued debt or, if no quoted market prices are available, on the current rates estimated to be available to us for debt of similar terms and remaining maturities.

The carrying value and estimated fair value of certain of our financial instruments at December 31, 2009 and 2008 were as follows:

	2009		2008	
(Millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:				
Mortgage loans	$ 1,594.0	$ 1,506.5	$ 1,679.9	$ 1,622.9
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	32.4	33.5	39.1	38.0
Without a fixed maturity	530.6	503.7	525.6	428.8
Long-term debt	3,639.5	3,865.9	3,638.3	3,372.2

Separate Accounts Measured at Fair Value in our Balance Sheets

Separate Account assets in Large Case Pensions represent funds maintained to meet specific objectives of contract holders. Since contract holders bear the investment risk of these assets, a corresponding Separate Account liability has been established equal to the assets. These assets and liabilities are carried at fair value. Net investment income and capital gains and losses accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from our other businesses. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Account assets are not reflected in our statements of income, shareholders' equity or cash flows.

Separate Account assets include debt and equity securities and derivative instruments. The valuation methodologies used for these assets are similar to the methodologies described beginning on page 63. Separate Account assets also include investments in common/collective trusts and real estate that are carried at fair value. The following are descriptions of the valuation methodologies used to price these investments, including the general classification pursuant to the valuation hierarchy.

Common/Collective Trusts – Commingled trusts invest in other collective investment funds otherwise known as the underlying funds. The Separate Account's interests in the commingled trust funds are based on the fair values of the investments of the underlying funds and therefore are classified as Level 2. The underlying assets primarily consist of foreign equity securities. Investments in commingled trust funds are valued at their respective net asset value per share/unit on the valuation date.

Real Estate - The values of the underlying real estate investments are estimated using generally accepted valuation techniques and give consideration to the investment structure. An appraisal of the underlying real estate for each of these investments is performed annually. In the quarters in which an investment is not appraised or its valuation is not updated, fair value is based on available market information. The valuation of a real estate investment is adjusted only if there has been a significant change in economic circumstances related to the investment since acquisition or the most recent independent valuation and upon the appraiser's review and concurrence with the valuation. Further, these valuations have been prepared giving consideration to the income, cost and sales comparison approaches of estimating property value. These valuations do not necessarily represent the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Therefore, these investment values are classified as Level 3.

Separate Account financial assets at December 31, 2009 and 2008 were as follows:

	2009				2008			
(Millions)	**Level 1**	**Level 2**	**Level 3**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Debt Securities	**$ 752.3**	**$ 2,508.0**	**$ 97.3**	**$ 3,357.6**	$ 631.5	$ 2,412.1	$ 365.1	$ 3,408.7
Equity Securities	**1,215.1**	**.9**	**-**	**1,216.0**	1,629.2	2.1	-	1,631.3
Derivatives	**-**	**1.2**	**-**	**1.2**	-	(.1)	-	(.1)
Common/Collective Trusts	**-**	**1,152.6**	**-**	**1,152.6**	-	-	-	-
Real Estate	**-**	**-**	**71.4**	**71.4**	-	-	86.7	86.7
Total [1]	**$ 1,967.4**	**$ 3,662.7**	**$ 168.7**	**$ 5,798.8**	$ 2,260.7	$ 2,414.1	$ 451.8	$ 5,126.6

(1) Excludes $484.3 million and $793.3 million of cash and cash equivalents and other receivables at December 31, 2009 and 2008, respectively.

The changes in the balances of Level 3 Separate Account financial assets for 2009 and 2008 were as follows:

	2009			2008		
(Millions)	**Debt Securities**	**Real Estate**	**Total**	**Debt Securities**	**Real Estate**	**Total**
Beginning balance	**$ 365.1**	**$ 86.7**	**$ 451.8**	$ 291.2	$ 12,541.8	$ 12,833.0
Total losses accrued to contract holders	**(116.7)**	**(15.2)**	**(131.9)**	(16.4)	(45.6)	(62.0)
Purchases, sales and maturities	**(114.8)**	**(.1)**	**(114.9)**	105.2	(88.7)	16.5
Net transfers out of Level 3 [1]	**(36.3)**	**-**	**(36.3)**	(14.9)	-	(14.9)
Transfers of Separate Account assets [2]	**-**	**-**	**-**	-	(12,320.8)	(12,320.8)
Ending Balance	**$ 97.3**	**$ 71.4**	**$ 168.7**	$ 365.1	$ 86.7	$ 451.8

(1) For financial assets that are transferred into (out of) Level 3, we use the fair value of the assets at the end (beginning) of the reporting period.

(2) In 1996, we entered into a contract with UBS Realty Investors, LLC (formerly known as Allegis Realty Investors, LLC) under which mortgage loan and real estate separate account assets and corresponding liabilities transitioned out of our business.

11. Pension and Other Postretirement Plans

Defined Benefit Retirement Plans

We sponsor various noncontributory defined benefit plans, including two pension plans and other postretirement benefit plans ("OPEB") that provide certain health care and life insurance benefits for retired employees, including those of our former parent company.

For certain of our employees, we provide a noncontributory, defined benefit pension plan, the Aetna Pension Plan, which is a tax-qualified pension plan. All pension plan participants accrue future benefits under a cash balance formula.

We also sponsor a supplemental pension plan that, prior to January 1, 2007, had been used to provide benefits for wages above the Internal Revenue Code wage limits applicable to tax qualified pension plans (such as the Aetna Pension Plan). Effective January 1, 2007, no new benefits accrue under the supplemental pension plan, but interest will continue to be credited on outstanding supplemental cash balance accounts and the plan may continue to be used to credit special pension arrangements.

In addition, we currently provide certain medical and life insurance benefits for retired employees, including those of our former parent company. We provide subsidized health benefits to certain eligible employees who terminated employment prior to December 31, 2006. There is a cap on our portion of the cost of providing medical and dental benefits to our retirees. All current and future retirees and employees who terminate employment at age 45 or later with at least five years of service are eligible to participate in our group health plans at their own cost.

Our measurement date for determining benefit obligations and the fair value of plan assets of our pension and OPEB plans is December 31 (the end of our fiscal year).

The following table shows the changes in the benefit obligations during 2009 and 2008 for our pension and OPEB plans.

	Pension Plans		OPEB Plans	
(Millions)	**2009**	**2008**	**2009**	**2008**
Benefit obligation, beginning of year	**$ 4,742.8**	$ 4,906.2	**$ 329.6**	$ 332.1
Service cost	**48.3**	45.3	**.2**	.3
Interest cost	**316.5**	312.2	**21.7**	20.0
Actuarial loss (gain)	**528.6**	(232.6)	**12.7**	11.4
Benefits paid	**(290.1)**	(288.3)	**(33.7)**	(34.2)
Benefit obligation, end of year	**$ 5,346.1**	$ 4,742.8	**$ 330.5**	$ 329.6

The discount rates used to determine the benefit obligation of our pension and OPEB plans were calculated using a yield curve. The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds. Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve. The weighted average discount rate for our pension plan was 5.89% and 6.89% for 2009 and 2008, respectively. The discount rate for our OPEB plan was 5.64% and 6.92% for 2009 and 2008, respectively. The discount rates differ for our pension and OPEB plans due to the nature of the projected benefit payments for each plan.

The following table reconciles the beginning and ending balances of the fair value of plan assets during 2009 and 2008 for the pension and OPEB plans:

	Pension Plans		OPEB Plans	
(Millions)	**2009**	**2008**	**2009**	**2008**
Fair value of plan assets, beginning of year	**$ 3,877.2**	$ 5,819.2	**$ 67.3**	$ 70.7
Actual return (loss) on plan assets	**736.2**	(1,727.1)	**4.6**	(.5)
Employer contributions	**71.6**	73.4	**29.7**	31.3
Benefits paid	**(290.1)**	(288.3)	**(33.7)**	(34.2)
Fair value of plan assets, end of year	**$ 4,394.9**	$ 3,877.2	**$ 67.9**	$ 67.3

The difference between the fair value of plan assets and the plan's benefit obligation is referred to as the plan's funded status. This funded status is an accounting-based calculation and is not indicative of our mandatory funding requirements, which are described on page 69. The funded status of our pension and OPEB plans at the measurement date for 2009 and 2008 were as follows:

(Millions)	Pension Plans 2009	Pension Plans 2008	OPEB Plans 2009	OPEB Plans 2008
Benefit obligation	**$ (5,346.1)**	$ (4,742.8)	**$ (330.5)**	$ (329.6)
Fair value of plan assets	**4,394.9**	3,877.2	**67.9**	67.3
Funded status	**$ (951.2)**	$ (865.6)	**$ (262.6)**	$ (262.3)

A reconciliation of the funded status at the measurement date for 2009 and 2008 of our pension and OPEB plans to the net amounts recognized as assets or liabilities on our balance sheets at December 31, 2009 and 2008 were as follows:

(Millions)	Pension Plans 2009	Pension Plans 2008	OPEB Plans 2009	OPEB Plans 2008
Funded status	**$ (951.2)**	$ (865.6)	**$ (262.6)**	$ (262.3)
Unrecognized prior service credit	**(16.3)**	(18.4)	**(44.4)**	(48.1)
Unrecognized net actuarial losses	**2,404.2**	2,509.2	**93.9**	85.5
Amount recognized in accumulated other comprehensive loss	**(2,387.9)**	(2,490.8)	**(49.5)**	(37.4)
Net amount of liabilities recognized at December 31	**$ (951.2)**	$ (865.6)	**$ (262.6)**	$ (262.3)

The liabilities recognized on our balance sheets at December 31, 2009 and 2008 for our pension and OPEB plans were comprised of the following:

(Millions)	Pension Plans 2009	Pension Plans 2008	OPEB Plans 2009	OPEB Plans 2008
Accrued benefit liabilities reflected in other current liabilities	**$ (71.5)**	$ (71.4)	**$ (28.7)**	$ (31.1)
Accrued benefit liabilities reflected in other long-term liabilities	**(879.7)**	(794.2)	**(233.9)**	(231.2)
Net amount of liabilities recognized at December 31	**$ (951.2)**	$ (865.6)	**$ (262.6)**	$ (262.3)

At December 31, 2009, we had approximately $2.4 billion and $94 million of net actuarial losses for our pension and OPEB plans, respectively, and approximately $16 million and $44 million of prior service credits for our pension and OPEB plans, respectively, that have not been recognized as components of net periodic benefit costs. We expect to recognize approximately $201 million and $5 million in amortization of net actuarial losses for our pension and OPEB plans, respectively, and approximately $2 million and $4 million in accretion of prior service credits for our pension and OPEB plans, respectively, in 2010.

Components of the net periodic benefit cost (income) in 2009, 2008 and 2007 for the pension and OPEB plans were as follows:

(Millions)	Pension Plans 2009	Pension Plans 2008	Pension Plans 2007	OPEB Plans 2009	OPEB Plans 2008	OPEB Plans 2007
Service cost	**$ 48.3**	$ 45.3	$ 44.4	**$ .2**	$ .3	$ .3
Interest cost	**316.5**	312.2	299.1	**21.7**	20.0	21.7
Expected return on plan assets	**(319.0)**	(484.5)	(465.5)	**(3.6)**	(3.8)	(3.8)
(Accretion) amortization of prior service cost	**(2.2)**	(2.1)	4.8	**(3.7)**	(3.7)	(3.7)
Recognized net actuarial loss	**216.5**	6.3	27.6	**3.4**	2.6	5.3
Net periodic benefit cost (income)	**$ 260.1**	$ (122.8)	$ (89.6)	**$ 18.0**	$ 15.4	$ 19.8

The increase in pension benefit cost between 2008 and 2009 is primarily attributable to the approximately $1.9 billion decline in the plan assets' fair value during 2008. This decline was due to the deteriorating economic conditions experienced during the latter half of 2008.

The weighted average assumptions used to determine net periodic benefit cost (income) in 2009, 2008 and 2007 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
Discount rate	**6.89%**	6.57%	5.91%	**6.92%**	6.35%	5.82%
Expected long-term return on plan assets	**8.50**	8.50	8.50	**5.50**	5.50	5.50
Rate of increase in future compensation levels	**4.51**	4.51	4.51	-	-	-

We assume different health care cost trend rates for medical costs and prescription drug costs in estimating the expected costs of our OPEB plans. The assumed medical cost trend rate for 2010 is 9%, decreasing gradually to 5% by 2014. The assumed prescription drug cost trend rate for 2010 is 14%, decreasing gradually to 5% by 2019. These assumptions reflect our historical as well as expected future trends for retirees. In addition, the trend assumptions reflect factors specific to our retiree medical plan, such as plan design, cost-sharing provisions, benefits covered and the presence of subsidy caps.

Our current funding strategy is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts. We may elect to voluntarily contribute amounts to our tax-qualified pension plan. We do not have any regulatory contribution requirements for 2010; however, we intend to make a voluntary contribution of approximately $45 million to the Aetna Pension Plan in 2010. Employer contributions related to the supplemental pension plan and OPEB plans represent payments to retirees for current benefits. We have no plans to return any pension or OPEB plan assets to the Company in 2010.

Expected benefit payments, which reflect future employee service, as appropriate, of the pension and OPEB plans to be paid for each of the next five years and in the aggregate for the next five years thereafter, at December 31, 2009 were as follows:

(Millions)	Pension Plans	OPEB Plans
2010	**$ 313.6**	**$ 28.7**
2011	**315.5**	**28.4**
2012	**319.0**	**27.6**
2013	**324.0**	**26.9**
2014	**458.4**	**26.6**
2015-2019	**1,873.3**	**123.2**

Assets of the Aetna Pension Plan

The assets of the Aetna Pension Plan ("Pension Assets") include debt and equity securities, common/collective trusts and real estate investments. The valuation methodologies used to price these assets are similar to the methodologies described beginning on pages 63 and 66, respectively. Pension assets also include investments in other assets that are carried at fair value. The following is a description of the valuation methodology used to price these additional investments, including the general classification pursuant to the valuation hierarchy.

> **Other Assets** – Other assets consist of derivatives and private equity and hedge fund limited partnerships. Derivatives are either valued using models that primarily use market observable inputs and therefore are classified as Level 2 because they are traded in markets where quoted market prices are not readily available or are classified as Level 1 because they are traded in markets where quoted market prices are readily available. The fair value of private equity and hedge fund limited partnerships are estimated based on the net asset value of the investment fund provided by the general partner or manager of the investments, the financial statements of which generally are audited. Management considers observable market data, valuation procedures in place, contributions and withdrawal restrictions collectively in validating the appropriateness of using the net asset value as a fair value measurement. Therefore, these investments are classified as Level 3.

Pension Assets with changes in fair value measured on a recurring basis, asset allocation and the target asset allocation presented as a percentage of the total plan assets at December 31, 2009 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total	Actual Allocation	Target Allocation
Debt securities:						20-30%
U.S. government securities	$ 100.6	$ 6.7	$ -	$ 107.3	2.5%	
States, municipalities and political subdivisions	-	26.3	-	26.3	.6%	
U.S. corporate securities	-	656.6	-	656.6	15.3%	
Foreign securities	-	72.7	-	72.7	1.7%	
Residential mortgage-backed securities	-	266.1	-	266.1	6.2%	
Commercial mortgage-backed securities	-	15.7	-	15.7	.4%	
Other asset-backed securities	-	37.8	-	37.8	.9%	
Redeemable preferred securities	-	2.6	-	2.6	.1%	
Total debt securities	100.6	1,084.5	-	1,185.1	27.7%	
Equity securities and common/collective trusts:						50-60%
U.S. Domestic	1,141.1	-	-	1,141.1	26.7%	
International	814.3	-	-	814.3	19.1%	
Common/collective trusts	-	593.9	-	593.9	13.9%	
Domestic real estate	2.2	-	-	2.2	0.0%	
Total equity securities and common/collective trusts	1,957.6	593.9	-	2,551.5	59.7%	
Other investments:						10-20%
Real estate	-	-	353.0	353.0	8.3%	
Other assets	29.7	1.2	151.4	182.3	4.3%	
Total investments (1)	$ 2,087.9	$ 1,679.6	$ 504.4	$ 4,271.9	100.0%	

(1) Excludes $123.0 million of cash and cash equivalents and other receivables.

The changes in the balances of Level 3 Pension Assets for the year ended December 31, 2009 were as follows:

	Real Estate	Other	Total
Beginning balance	$ 425.0	$ 138.7	$ 563.7
Actual return on plan assets	(92.8)	9.4	(83.4)
Purchases, sales and settlements	20.8	4.5	25.3
Transfers into (out of) Level 3 (1)	-	(1.2)	(1.2)
Ending balance	$ 353.0	$ 151.4	$ 504.4

(1) For financial assets that are transferred into (out of) Level 3, we use the fair value of the assets at the end (beginning) of the reporting period.

The asset allocation for the Aetna Pension Plan, presented as a percentage of total plan assets at December 31, 2008 was 55% for equity securities, 32% for debt securities, and 13% for real estate/other. The target allocation for the pension plan at December 31, 2008, was 55-75% for equity securities, 10-30% for debt securities and 5-25% for real estate/other.

The asset allocation of the OPEB plan at the measurement date and the target asset allocation at December 31, 2009 and 2008 presented as a percentage of total plan assets, were as follows:

(Millions)	2009	Target Allocation	2008	Target Allocation
Equity securities	8%	5-15%	7%	5-15%
Debt securities	87%	80-90%	87%	80-90%
Real estate/other	5%	0-10%	6%	2-10%

Our pension plan invests in a diversified mix of assets intended to maximize long-term returns while recognizing the need for adequate liquidity to meet ongoing benefit and administrative obligations. Risk of unexpected investment and actuarial outcomes is regularly evaluated. This evaluation is performed through forecasting and assessing ranges of investment outcomes over short- and long-term horizons, and by assessing the pension plan's liability characteristics, our financial condition and our future potential obligations from both the pension and general corporate perspectives. Complementary investment styles and techniques are utilized by multiple professional investment firms to further improve portfolio and operational risk characteristics. Public and private equity investments are used primarily to increase overall plan returns. Real estate investments are viewed favorably for their diversification benefits and above-average dividend generation. Fixed income investments provide diversification benefits and liability hedging attributes that are desirable, especially in falling interest rate environments.

Asset allocations and investment performance are formally reviewed quarterly by the plan's Benefit Finance Committee. Forecasting of asset and liability growth is performed at least annually. More thorough analysis of assets and liabilities are also performed periodically.

We have several benefit plans for retired employees currently supported by the OPEB plan assets. OPEB plan assets are directly and indirectly invested in a diversified mix of traditional asset classes, primarily high-quality fixed income securities.

Our expected return on plan assets assumption is based on many factors, including forecasted capital market real returns over a long-term horizon, forecasted inflation rates, historical compounded asset returns and patterns and correlations on those returns. Expectations for modest increases in interest rates, normal inflation trends and average capital market real returns led us to an expected return on the Pension Assets assumption of 8.5% for both 2009 and 2008 and an expected return on OPEB plan assets assumption of 5.5% for both 2009 and 2008. We regularly review actual asset allocations and periodically rebalance our investments to the mid-point of our targeted allocation ranges when we consider it appropriate. At December 31, 2009, our actual asset allocations were consistent with our asset allocation assumptions. Investment returns can be volatile. Although our return on plan assets is a long-term assumption, shorter-term volatility in our annual pension costs can occur if investment returns differ from the assumed rate. For example, a one-percent deviation from our long-term 8.50% return assumption would impact our annual pension costs by approximately $5 million after tax and would have a negligible effect on our annual OPEB costs.

401(k) Plan

Substantially all of our employees are eligible to participate in a defined contribution retirement savings plan under which designated contributions may be invested in our common stock or certain other investments. We provided for a match of up to 50% of the first 6% of eligible pay contributed to the plan for the years ended December 31, 2009, 2008 and 2007. The matching contributions are made in cash and invested according to each participant's investment elections. During 2009, 2008 and 2007, we made $49 million, $47 million and $42 million, respectively, in matching contributions. The plan trustee held approximately 10 million shares of our common stock for plan participants at December 31, 2009. At December 31, 2009, approximately 34 million shares of our common stock were reserved for issuance under our 401(k) plan.

12. Stock-based Employee Incentive Plans

Our stock-based employee compensation plans (collectively, the "Plans") provide for awards of stock options, SARs, restricted stock units ("RSUs"), performance stock units ("PSUs"), deferred contingent common stock and the ability for employees to purchase common stock at a discount. At December 31, 2009, approximately 83 million common shares were available for issuance under the Plans.

Executive, middle management and non-management employees may be granted stock options, SARs, RSUs and PSUs. Stock options are granted to purchase our common stock at or above the market price on the date of grant. SARs granted will be settled in stock, net of taxes, based on the appreciation of our stock price on the exercise date over the market price on the date of grant. SARs and stock options generally become 100% vested three years after the grant is made, with one-third vesting each year. Vested SARs and stock options may be exercised at any time during the 10 years after grant, except in certain circumstances, generally related to employment termination or retirement. At the end of the 10-year period, any unexercised SARs and stock options expire. For each RSU granted, employees receive one share of common stock, net of taxes, at the end of the vesting period. The RSUs will generally become 100% vested three years after the grant is made, with one-third vesting each year. The PSUs granted in 2008 and 2009 will become vested on December 31, 2009 and December 31, 2010, respectively. The number of vested PSUs (which could be as high as 200% of the original number of units granted and as low as 0%) is dependent upon the degree to which we achieve performance goals as determined by the Board's Committee on Compensation and Organization. The value of each vested PSU is equal to one share of common stock, net of taxes. The PSUs granted in 2008 did not vest as the underlying performance metric was not achieved by December 31, 2009.

The fair value of RSUs and PSUs are based on the market price of our common stock on the date of grant. We estimate the fair value of stock options and SARs using a modified Black-Scholes option pricing model. SARs granted in 2009, 2008 and 2007 had a weighted average per share fair value of $11.37, $14.71, and $15.10, respectively, using the assumptions noted in the following table:

	2009	**2008**	**2007**
Dividend yield	**.1%**	.1%	.1%
Expected volatility	**39.8%**	31.7%	31.7%
Risk-free interest rate	**1.8%**	2.5%	4.7%
Expected term	**4.6 years**	4.4 years	4.7 years

We use historical data to estimate the period of time that stock options or SARs are expected to be outstanding. Expected volatilities are based on a weighted average of the historical volatility of our stock price and implied volatility from traded options on our stock. The risk-free interest rate for periods within the expected life of the stock option or SAR is based on the benchmark five-year U.S. Treasury rate in effect on the date of grant. The dividend yield assumption is based on our historical dividends declared.

The stock option and SAR transactions in 2009, 2008 and 2007 were as follows:

(Millions, except exercise price and remaining life)	**Number of Stock Options and SARs**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life**	**Aggregate Intrinsic Value**
2007				
Outstanding, beginning of year	49.1	$ 19.22	5.5	$ 1,213.5
Granted	5.7	43.26	-	-
Exercised	(13.3)	12.55	-	494.1
Expired or forfeited	(1.0)	37.31	-	-
Outstanding, end of year	40.5	$ 24.31	5.3	$ 1,352.6
Exercisable, end of year	30.6	$ 18.49	4.4	$ 1,201.5
2008				
Outstanding, beginning of year	40.5	$ 24.31	5.3	$ 1,352.6
Granted	4.9	49.34	-	-
Exercised	(2.5)	14.13	-	75.5
Expired or forfeited	(1.0)	38.19	-	-
Outstanding, end of year	41.9	$ 27.50	4.9	$ 347.0
Exercisable, end of year	33.4	$ 22.48	4.0	$ 345.9
2009				
Outstanding, beginning of year	**41.9**	**$ 27.50**	**4.9**	**$ 347.0**
Granted	**5.6**	**32.00**	**-**	**-**
Exercised	**(2.5)**	**10.01**	**-**	**46.9**
Expired or forfeited	**(.9)**	**36.34**	**-**	**-**
Outstanding, end of year	**44.1**	**$ 28.88**	**4.7**	**$ 356.6**
Exercisable, end of year	**34.6**	**$ 26.16**	**3.7**	**$ 355.0**

During 2009, 2008 and 2007, the following activity occurred under the Plans:

(Millions)	2009	2008	2007
Cash received from stock option exercises	$ 14.9	$ 29.7	$ 163.1
Intrinsic value (the excess of market price on the date of exercise over the exercise price)	46.9	75.5	494.1
Tax benefits realized for the tax deductions from stock options and SARs exercised	16.4	26.4	172.9
Fair value of stock options, SARs and stock units vested	98.7	86.5	18.0

We settle stock options with newly-issued common stock and generally utilize the proceeds to repurchase common stock in the open market in the same period.

The following is a summary of information regarding stock options and SARs outstanding and exercisable at December 31, 2009 (number of stock options and SARs and aggregate intrinsic values in millions):

	Outstanding				Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.00-$10.00	5.9	1.5	$ 8.38	$ 136.0	5.9	$ 8.38	$ 136.0
10.00-20.00	12.7	3.0	14.55	218.0	12.7	14.55	218.1
20.00-30.00	.3	8.6	23.37	2.6	.1	22.25	.9
30.00-40.00	11.6	6.2	32.93	-	6.5	33.57	-
40.00-50.00	5.0	6.7	43.21	-	3.5	43.17	-
50.00-60.00	8.6	6.1	50.46	-	5.9	50.35	-
$0.00-$60.00	44.1	4.7	$ 28.88	$ 356.6	34.6	$ 26.16	$ 355.0

RSU and PSU transactions in 2009, 2008 and 2007 were as follows (number of units in millions):

	2009		2008		2007	
	RSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs and PSUs	Weighted Average Grant Date Fair Value	RSUs	Weighted Average Grant Date Fair Value
RSUs and PSUs at beginning of year [(1)]	2.4	$ 42.98	1.4	$ 46.15	.8	$ 49.52
Granted	1.8	30.27	1.5	39.81	.8	43.15
Vested	(1.1)	45.11	(.4)	44.78	(.1)	47.70
Forfeited	- [(2)]	38.56	(.1)	45.74	(.1)	46.36
RSUs and PSUs at end of year	3.1	$ 34.60	2.4	$ 42.98	1.4	$ 46.15

(1) There were no PSU transactions prior to February, 2008.
(2) Rounds to zero.

In 2009, 2008 and 2007 we recorded pretax share-based compensation expense of $91 million, $96 million and $89 million, respectively, in general and administrative expenses. We also recorded related tax benefits of $32 million, $34 million and $32 million in 2009, 2008 and 2007, respectively. At December 31, 2009, $95 million of total unrecognized compensation costs related to stock options, SARs, RSUs and PSUs is expected to be recognized over a weighted-average period of 1.7 years.

13. Income Taxes

The components of our income tax provision in 2009, 2008 and 2007 were as follows:

(Millions)	2009	2008	2007
Current taxes:			
Federal	$ 657.4	$ 744.6	$ 742.1
State	61.2	25.5	63.8
Total current taxes	718.6	770.1	805.9
Deferred taxes (benefits):			
Federal	(81.1)	19.4	161.0
State	(12.8)	.6	(1.5)
Total deferred income taxes	(93.9)	20.0	159.5
Total income taxes	$ 624.7	$ 790.1	$ 965.4

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes as follows:

(Millions)	2009	2008	2007
Income before income taxes	$ 1,901.2	$ 2,174.2	$ 2,796.4
Tax rate	35%	35%	35%
Application of the tax rate	665.4	761.0	978.7
Tax effect of:			
Valuation allowance	(19.4)	56.0	-
Other, net	(21.3)	(26.9)	(13.3)
Income taxes	$ 624.7	$ 790.1	$ 965.4

The significant components of our net deferred tax assets at December 31, 2009 and 2008 were as follows:

(Millions)	2009	2008
Deferred tax assets:		
Reserve for anticipated future losses on discontinued products	$ 194.4	$ 262.7
Employee and postretirement benefits	626.1	601.6
Investments, net	283.2	422.2
Deferred policy acquisition costs	51.4	56.5
Unrealized losses on investment securities	-	128.2
Insurance reserves	157.5	27.2
Other	126.6	102.0
Gross deferred tax assets	1,439.2	1,600.4
Less: Valuation allowance	47.0	66.1
Deferred tax assets, net of valuation allowance	1,392.2	1,534.3
Deferred tax liabilities:		
Unrealized gains on investment securities	194.9	-
Goodwill and other acquired intangible assets	256.8	244.0
Depreciation and amortization	223.7	210.1
Total gross deferred tax liabilities	675.4	454.1
Net deferred tax assets [1]	$ 716.8	$ 1,080.2

(1) Includes $383.4 million and $301.5 million classified as current assets at December 31, 2009 and 2008, respectively, and $333.4 million and $778.7 million classified as noncurrent assets at December 31, 2009 and 2008, respectively.

Valuation allowances are provided when we estimate that it is more likely than not that deferred tax assets will not be realized. A valuation allowance has been established on certain federal and state net operating losses, as well as on a portion of realized capital losses. We base our estimates of the future realization of deferred tax assets on historic and anticipated taxable income. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if we revise our estimates of anticipated taxable income.

Beginning with the 2007 tax year, we entered into the Compliance Assurance Process (the "CAP") with the IRS. Under the CAP, the IRS undertakes audit procedures during the tax year and as the return is prepared for filing. The IRS has concluded its CAP audit of the 2008 tax return as well as all the prior years. We expect the IRS will conclude its CAP audit of the 2009 tax year in 2010.

We are also subject to audits by state taxing authorities for tax years from 1998 through 2008. We believe we carry appropriate reserves for any exposure to state tax issues.

We paid net income taxes of $634 million, $906 million and $783 million in 2009, 2008 and 2007, respectively.

At December 31, 2009 and 2008, we did not have material uncertain tax positions reflected in our consolidated balance sheet. As such, we do not believe uncertain tax positions will materially affect our financial position, results of operations or our effective tax rates in future periods.

14. Debt

The carrying value of our long-term debt at December 31, 2009 and 2008 was as follows:

(Millions)	2009	2008
Senior notes, 5.75%, due 2011	**$ 449.9**	$ 449.8
Senior notes, 7.875%, due 2011	**449.5**	449.2
Senior notes, 6.0%, due 2016	**747.1**	746.7
Senior notes, 6.5%, due 2018	**498.8**	498.6
Senior notes, 6.625%, due 2036	**798.6**	798.6
Senior notes, 6.75%, due 2037	**695.6**	695.4
Total long-term debt	**$ 3,639.5**	$ 3,638.3

In September 2008, we issued $500 million of 6.5% senior notes due 2018 (the "2008 Senior Notes") and used the proceeds to repay commercial paper borrowings. This debt issuance was partially hedged with forward starting swaps prior to issuance. At the time of the debt issuance, the swaps were terminated and the amount paid was recorded as an other comprehensive loss and is being amortized as an increase of interest expense over the life of the relevant senior notes.

At December 31, 2009 and December 31, 2008, we had approximately $481 million and $216 million, respectively, of commercial paper outstanding with a weighted average interest rate of .38% and 5.36%, respectively.

We paid $244 million, $228 million and $178 million in interest in 2009, 2008, and 2007, respectively.

At December 31, 2009 we had an unsecured $1.5 billion revolving credit agreement (the "Facility") with several financial institutions which terminates in March 2013. The Facility provides for the issuance of up to $200 million of letters of credit at our request, which count as usage of the available commitments under the Facility. Upon our agreement with one or more financial institutions, we may expand the aggregate commitments under the Facility to a maximum of $2.0 billion. Various interest rate options are available under the Facility. Any revolving borrowings mature on the termination date of the Facility. We pay facility fees on the Facility ranging from .045% to .175% per annum, depending upon our long-term senior unsecured debt rating. The facility fee was .06% at December 31, 2009. The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter ending on or after December 31, 2007 at or below .5 to 1.0. For this purpose, consolidated capitalization equals the sum of shareholders' equity, excluding any overfunded or underfunded status of our pension and OPEB plans and any net unrealized capital gains and losses, and total debt (as defined in the Facility). We met this requirement at December 31, 2009. There were no amounts outstanding under the Facility at December 31, 2009.

During 2009, we entered into four interest rate swaps each with a notional value of $100 million. We entered into these swaps to hedge interest rate exposure in anticipation of future issuance of long-term debt. At December 31, 2009, the interest rate swaps had an aggregate fair value of $42.2 million, which were reflected in other comprehensive income for the year ended December 31, 2009.

15. Capital Stock

From time to time, the Board authorizes us to repurchase our common stock. Our activity under Board authorized share repurchase programs in 2009, 2008 and 2007 was as follows:

		Shares Purchased					
		2009		2008		2007	
(Millions)	Purchase Not to Exceed	Shares	Cost	Shares	Cost	Shares	Cost
Authorization date:							
February 27, 2009	$ 750.0	**5.3**	**$ 158.8**	-	$ -	-	$ -
June 27, 2008	750.0	**23.6**	**614.2**	5.8	135.8	-	-
February 29, 2008	750.0	-	-	17.4	750.0	-	-
September 28, 2007	1,250.0	-	-	19.7	901.9	6.1	348.1
April 27, 2007	750.0	-	-	-	-	15.0	750.0
September 29, 2006	750.0	-	-	-	-	12.1	570.9
Total repurchases	N/A	**28.9**	**$ 773.0**	42.9	$ 1,787.7	33.2	$ 1,669.0
Repurchase authorization remaining at December 31,		N/A	**$ 591.2**	N/A	$ 614.2	N/A	$ 901.9

On September 25, 2009, the Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 13, 2009. The $17.3 million dividend was paid on November 30, 2009.

In addition to the capital stock disclosed on our balance sheets, we have authorized 8 million shares of Class A voting preferred stock, $.01 par value per share. At December 31, 2009, there were also 270 million undesignated shares that the Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as the Board determines.

16. Dividend Restrictions and Statutory Surplus

Our business operations are conducted through subsidiaries that principally consist of HMOs and insurance companies. In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require such companies to maintain certain levels of equity, and restrict the amount of dividends and other distributions that may be paid to their parent corporations. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt or to pay dividends.

Under regulatory requirements, the amount of dividends that may be paid to Aetna by our insurance and HMO subsidiaries without prior approval by regulatory authorities as calculated at December 31, 2009 is approximately $1.2 billion in the aggregate. There are no such restrictions on distributions from Aetna to its shareholders.

The combined statutory net income for the years ended and combined statutory capital and surplus at December 31, 2009, 2008 and 2007 for our insurance and HMO subsidiaries, were as follows:

(Millions)	2009	2008	2007
Statutory net income	**$ 1,308.8**	$ 1,815.8	$ 1,901.9
Statutory capital and surplus	**6,777.1**	5,665.6	5,316.0

17. Reinsurance

Effective October 1, 1998, we reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with our former parent company's sale of this business). These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although we remain directly obligated to policyholders. The liability related to our obligation is recorded in future policy benefits and policyholders' funds on our balance sheets. Assets related to and supporting these policies were transferred to the assuming companies, and we recorded a reinsurance recoverable.

Effective November 1, 1999, we reinsured certain policyholder liabilities and obligations related to paid-up group whole life insurance. In 2008, we recorded an allowance against our reinsurance recoverable from Lehman Re Ltd. ("Lehman Re") of $42 million pretax in operating expenses. The reinsurance recoverable results from the 1999 transaction as described above. In September 2008, we took possession of assets supporting the reinsurance recoverable, which previously were held as collateral in a trust. In September 2008, Lehman Re commenced proceedings in Bermuda to liquidate itself. We intend to pursue our claims in Lehman Re's liquidation proceedings. We believe our reinsurance recoverables supporting all of these reinsurance obligations are adequate at December 31, 2009.

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $56 million, $63 million and $62 million in 2009, 2008 and 2007, respectively. Reinsurance recoverables related to these obligations were approximately $1.0 billion at both December 31, 2009 and 2008 and $1.1 billion at December 31, 2007. At December 31, 2009, reinsurance recoverables with a carrying value of approximately $969 million were associated with three reinsurers.

Effective October 1, 2008, we entered into an agreement with Hannover Life Reassurance Company of America to reinsure fifty percent of our group term life and group accidental death and dismemberment insurance policies. We entered into this contract in order to reduce the risk on catastrophic loss which in turn reduces our statutory capital and surplus requirements. This contract does not qualify for reinsurance accounting under GAAP, and consequently it is accounted for using deposit accounting.

18. Commitments and Contingent Liabilities

Guarantees

We have the following guarantee arrangements at December 31, 2009.

- ASC Claim Funding Accounts - We have arrangements with certain banks for the processing of claim payments for our ASC customers. The banks maintain accounts to fund claims of our ASC customers. The customer is responsible for funding the amount paid by the bank each day. In these arrangements, we guarantee that the banks will not sustain losses if the responsible ASC customer does not properly fund its account. The aggregate maximum exposure under these arrangements is $250 million. We could limit our exposure to this guarantee by suspending the payment of claims for ASC customers that have not adequately funded the amount paid by the bank.

- Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, we have incurred certain customary indemnification obligations to the applicable seller or purchaser, respectively. In general, we have agreed to indemnify the other party for certain losses relating to the assets or business that we purchased or sold. Certain portions of our indemnification obligations are capped at the applicable purchase price, while other arrangements are not subject to such a limit. At December 31, 2009, we do not believe that our future obligations under any of these agreements will be material to us.

- Separate Account assets - Certain Separate Account assets associated with the Large Case Pensions business represent funds maintained as a contractual requirement to fund specific pension annuities that we have guaranteed. Contractual obligations in these Separate Accounts were $4.0 billion and $4.5 billion at December 31, 2009 and 2008, respectively. Refer to Note 2 beginning on page 48 for additional information on Separate Accounts. Contract holders assume all investment and mortality risk and are required to maintain Separate Account balances at or above a specified level. The level of required funds is a function of the risk underlying the Separate Accounts' investment strategy. If contract holders do not maintain the required level of Separate Account assets to meet the annuity guarantees, we would establish an additional liability. Contract holders' balances in the Separate Accounts at December 31, 2009 exceeded the value of the guaranteed benefit obligation. As a result, we were not required to maintain any additional liability for our related guarantees at December 31, 2009.

Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. Certain states allow recoverability of assessments as offsets to premium taxes. While we have historically recovered more than half of guaranty fund assessments through statutorily-permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments. Some states have similar laws relating to HMOs. HMOs in certain states in which we do business are subject to assessments, including market stabilization and other risk-sharing pools for which we are assessed charges based on incurred claims, demographic membership mix and other factors. We establish liabilities for these assessments based on applicable laws and regulations. In certain states, the ultimate assessments we pay are dependent upon our experience relative to other entities subject to the assessment and the ultimate liability is not known at the balance sheet date. While the ultimate amount of the assessment is dependent upon the experience of all pool participants, we believe we have adequate reserves to cover such assessments.

Litigation and Regulatory Proceedings
Out-of-Network Benefit Proceedings
We are named as a defendant in several purported class actions and individual lawsuits arising out of our practices related to the payment of claims for services rendered to our members by health care providers with whom we do not have a contract ("out-of-network providers"). Other major health insurers are also the subject of similar litigation or have settled similar litigation. Among other things, these lawsuits charge that we paid too little to our health plan members and/or providers for these services, among other reasons, because of our use of data provided by Ingenix, Inc., a subsidiary of one of our competitors ("Ingenix").

Various plaintiffs who are health care providers or medical associations seek to represent nationwide classes of out-of-network providers who provided services to our members during the period from 2001 to the present. Various plaintiffs who are members in our health plans seek to represent nationwide classes of our members who received services from out-of-network providers during the period from 2001 to the present. Taken together, these lawsuits allege that we violated state law, the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Racketeer Influenced and Corrupt Organizations Act and federal antitrust laws, either acting alone or in concert with our competitors. The purported classes seek reimbursement of all unpaid benefits, recalculation and repayment of deductible and coinsurance amounts, unspecified damages and treble damages, statutory penalties, injunctive and declaratory relief, plus interest, costs and attorneys' fees, and seek to disqualify us from acting as a fiduciary of any benefit plan that is subject to ERISA. Individual lawsuits that generally contain similar allegations and seek similar relief have been brought by a health plan member and by out-of-network providers.

The first class action case was commenced on July 30, 2007. The federal Judicial Panel on Multi-District Litigation (the "MDL Panel") has consolidated these class action cases in federal district court in New Jersey under the caption *In re: Aetna UCR Litigation,* MDL No. 2020 ("MDL 2020"). A purported member class action lawsuit which makes the same allegations as the other consolidated member class action lawsuits is pending in federal court in California. In addition, the MDL Panel has transferred the individual lawsuits to MDL 2020. Discovery has commenced in MDL 2020, and the court has not set a trial date. We intend to vigorously defend ourselves against the claims brought in these cases.

On January 15, 2009, Aetna and the New York Attorney General announced an agreement relating to an industry-wide investigation into certain payment practices with respect to out-of-network providers. In October 2009, pursuant to the agreement, we contributed $20 million towards the establishment of an independent database system to provide fee information regarding out-of-network reimbursement rates. When the new database is operational, we will cease using databases owned by Ingenix and will use the new database for a period of at least five years in connection with out-of-network reimbursements in those benefit plans that employ a reasonable and customary standard for out-of-network reimbursements. During 2009, we also agreed to pay approximately $7.5 million in claims and administrative penalties in connection with our out-of-network benefit payment practices as a result of agreements with state attorneys general and a state insurance department.

We also have received subpoenas and/or requests for documents and other information from attorneys general and other state and/or federal regulators, legislators and agencies relating to our out-of-network benefit payment practices.

It is reasonably possible that others could initiate additional litigation or additional regulatory action against us with respect to our out-of-network benefit payment practices.

Securities Class Action Litigation
Two purported class action lawsuits were pending in the United States District Court for the Eastern District of Pennsylvania (the "Pennsylvania Federal Court") against Aetna and certain of its current or former officers and/or directors. On October 24, 2007, the Southeastern Pennsylvania Transportation Authority filed suit on behalf of all purchasers of Aetna common stock between October 27, 2005 and April 27, 2006. The second lawsuit was filed on November 27, 2007, by the Plumbers and Pipefitters Local 51 Pension Fund on behalf of all purchasers of our common stock between July 28, 2005 and July 27, 2006. On June 3, 2008, plaintiffs in these two lawsuits filed a consolidated complaint in the Pennsylvania Federal Court on behalf of all purchasers of our common stock between October 27, 2005 and July 27, 2006. The consolidated complaint (the "Securities Class Action Litigation") supersedes and replaces the two previous complaints. The plaintiffs allege that Aetna and four of its current or former officers and/or directors, John W. Rowe, M.D., Ronald A. Williams, Alan M. Bennett and Craig R. Callen (collectively, the "Defendants"), violated federal securities laws. The plaintiffs allege misrepresentations and omissions regarding, among other things, our medical benefit ratios and health plan pricing practices, as well as insider trading by Dr. Rowe and Messrs. Bennett and Callen. The plaintiffs seek compensatory damages plus interest and attorneys' fees, among other remedies. On June 9, 2009, the Pennsylvania Federal Court granted Aetna's motion to dismiss the consolidated complaint. On July 7, 2009, the plaintiffs filed a notice of appeal of the Pennsylvania Federal Court's order dismissing the consolidated complaint. On February 11, 2010, the Third Circuit Court of Appeals conducted oral arguments on the plaintiff's appeal. The Defendants intend to vigorously defend themselves against the claims brought in the Securities Class Action Litigation.

Other Litigation and Regulatory Proceedings
We are involved in numerous other lawsuits arising, for the most part, in the ordinary course of our business operations, including employment litigation and claims of bad faith, medical malpractice, non-compliance with state and federal regulatory regimes, marketing misconduct, failure to timely or appropriately pay medical and/or group insurance claims (including post-payment audit and collection practices), rescission of insurance coverage, improper disclosure of personal information, patent infringement and other intellectual property litigation and other litigation in our Health Care and Group Insurance businesses. Some of these other lawsuits are or are purported to be class actions. We intend to vigorously defend ourselves against the claims brought in these matters.

In addition, our current and past business practices are subject to audit and review by, and from time to time we receive subpoenas and other requests for information from, various state insurance and health care regulatory authorities and attorneys general, the Office of the Inspector General, and other state and federal authorities. These reviews, subpoenas, and other requests include inquiries by, and testimony before, certain members, committees and subcommittees of the U.S. Congress regarding certain of our business practices, including our overall claims processing and payment practices, our business practices with respect to our small business customers (such as rating information, premium increases and medical benefit ratios), executive compensation matters and travel and entertainment expenses, in connection with their consideration of health care reform legislation, as well as the investigations by, and subpoenas and requests from, attorneys general and others described above under "Out-of-Network Benefit Proceedings." There also continues to be heightened review by regulatory authorities of and increased litigation regarding the health care benefits industry's business and reporting practices, including utilization management, complaint and grievance processing, information privacy, provider network structure (including the use of performance-based networks), delegated arrangements, rescission of insurance coverage, limited benefit health products, pharmacy benefit management practices and claim payment practices (including payments to out-of-network providers). As a leading national health care benefits company, we regularly are the subject of such reviews. These reviews may result, and have resulted, in changes to or clarifications of our business practices, as well as fines, penalties or other sanctions.

We are unable to predict at this time the ultimate outcome of the matters described above, and it is reasonably possible that their outcome could be material to us.

Other Obligations

We have operating leases for office space and certain computer and other equipment. Rental expenses for these items were $170 million, $176 million and $153 million in 2009, 2008 and 2007, respectively. The future net minimum payments under non-cancelable leases for 2010 through 2014 are estimated to be $165 million, $109 million, $70 million, $43 million and $36 million, respectively.

We also have funding obligations relating to equity limited partnership investments and commercial mortgage loans. The funding requirements for equity limited partnership investments and commercial mortgage loans for 2010 through 2014 are estimated to be $66 million, $41 million, $41 million, $24 million and $16 million, respectively.

19. Segment Information

Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions. Our Corporate Financing segment is not a business segment. It is added to our business segments in order to reconcile to our consolidated results. The Corporate Financing segment includes interest expense on our outstanding debt and, beginning on January 1, 2009, the financing components of our pension and other post-retirement benefit plan expense (the service cost components of this expense are allocated to our business segments). Prior periods have been reclassified to reflect this change.

Summarized financial information of our segment operations in 2009, 2008 and 2007 were as follows:

(Millions)	Health Care	Group Insurance	Large Case Pensions	Corporate Financing	Total Company
2009					
Revenue from external customers [1]	**$ 31,661.8**	**$ 1,827.1**	**$ 183.8**	**$ -**	**$ 33,672.7**
Net investment income	**392.5**	**274.1**	**369.8**	**-**	**1,036.4**
Interest expense	**-**	**-**	**-**	**243.4**	**243.4**
Depreciation and amortization expense	**409.1**	**6.9**	**-**	**-**	**416.0**
Income taxes (benefits)	**744.9**	**38.7**	**8.5**	**(167.4)**	**624.7**
Operating earnings (loss) [2]	**1,412.7**	**103.8**	**32.2**	**(310.8)**	**1,237.9**
Segment assets	**20,734.7**	**4,967.4**	**12,848.3**	**-**	**38,550.4**
2008					
Revenue from external customers [1]	$ 28,709.9	$ 1,781.5	$ 205.2	$ -	$ 30,696.6
Net investment income	341.3	240.4	328.3	-	910.0
Interest expense	-	-	-	236.4	236.4
Depreciation and amortization expense	371.4	6.9	-	-	378.3
Income taxes (benefits)	875.1	(54.2)	1.2	(32.0)	790.1
Operating earnings (loss) [2]	1,802.3	136.8	38.8	(57.0)	1,920.9
Segment assets	18,754.5	4,435.0	12,663.0	-	35,852.5
2007					
Revenue from external customers [1]	$ 24,431.4	$ 1,875.1	$ 216.9	$ -	$ 26,523.4
Net investment income	370.9	303.0	476.0	-	1,149.9
Interest expense	-	-	-	180.6	180.6
Depreciation and amortization expense	314.6	6.9	-	-	321.5
Income taxes (benefits)	919.2	36.5	32.0	(22.3)	965.4
Operating earnings (loss) [2]	1,698.0	144.6	35.8	(41.3)	1,837.1
Segment assets	18,223.4	5,469.7	27,031.6	-	50,724.7

(1) Revenue from the United States federal government was ten percent or more of our total revenue from external customers in 2009, 2008 and 2007. We earned $7.2 billion, $6.2 billion and $3.8 billion of revenue from this customer in 2009, 2008 and 2007, respectively, in the Health Care and Group Insurance segments.

(2) Operating earnings (loss) excludes net realized capital gains or losses and the other items described in the reconciliation on page 81.

A reconciliation of operating earnings[1] to net income in 2009, 2008 and 2007 was as follows:

(Millions)	2009	2008	2007
Operating earnings	**$ 1,237.9**	$ 1,920.9	$ 1,837.1
Net realized capital gains (losses), net of tax	**55.0**	(482.3)	(47.9)
Severance and facility charges	**(60.9)**	(35.6)	-
ESI settlement	**19.6**	-	-
Litigation-related insurance proceeds	**24.9**	-	-
Contribution for the establishment of an out-of-network pricing database	**-**	(20.0)	-
Allowance on reinsurance recoverable	**-**	(27.4)	-
Reduction of reserve for anticipated future losses on discontinued products	**-**	28.5	41.8
Net income	**$ 1,276.5**	$ 1,384.1	$ 1,831.0

(1) In addition to net realized capital gains (losses), the following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

- In 2009 and 2008, we recorded severance and facility charges of $60.9 million ($93.7 million pretax) and $35.6 million ($54.7 million pretax), respectively. The 2009 severance and facility charge related to actions taken or committed to be taken by the end of first quarter of 2010.
- In 2009, we reached an agreement with Express Scripts, Inc. and one of its subsidiaries (collectively "ESI") to settle certain litigation in which we were the plaintiff. Under the applicable settlement, we received approximately $19.6 million ($30.2 million pretax), net of fees and expenses.
- Following a Pennsylvania Supreme Court ruling in June 2009, we received $24.9 million ($38.2 million pretax) from one of our liability insurers related to certain litigation we settled in 2003. We are continuing to litigate similar claims against certain of our other liability insurers.
- As a result of our agreement with the New York Attorney General to discontinue the use of Ingenix databases at a future date, in 2008 we committed to contribute $20.0 million to a non-profit organization to help create a new independent database for determining out-of-network reimbursement rates. We made that contribution in October, 2009.
- As a result of the liquidation proceedings of Lehman Re Ltd. ("Lehman Re"), a subsidiary of Lehman Brothers Holdings Inc., we recorded an allowance against our reinsurance recoverable from Lehman Re of $27.4 million ($42.2 million pretax) in 2008. This reinsurance is on a closed block of paid-up group whole life insurance business.
- In 1993, we discontinued the sale of our fully guaranteed large case pension products and established a reserve for anticipated future losses on these products, which we review quarterly. Changes in this reserve are recognized when deemed appropriate. We reduced the reserve for anticipated future losses on discontinued products by $28.5 million ($43.8 million pretax) in 2008 and $41.8 million ($64.3 million pretax) in 2007.

Revenues from external customers by product in 2009, 2008 and 2007 were as follows:

(Millions)	2009	2008	2007
Health care premiums	**$ 28,243.8**	$ 25,507.3	$ 21,500.1
Health care fees and other revenue	**3,418.0**	3,202.6	2,931.3
Group life	**1,095.6**	1,065.2	1,204.2
Group disability	**663.7**	630.0	577.1
Group long-term care	**67.8**	86.3	93.8
Large case pensions	**183.8**	205.2	216.9
Total revenue from external customers [1]	**$ 33,672.7**	$ 30,696.6	$ 26,523.4

(1) All within the United States, except approximately $240 million, $145 million and $7 million in 2009, 2008 and 2007, respectively, which were derived from foreign customers.

The following is a reconciliation of reportable segment revenues to total revenues included in our statements of income in 2009, 2008 and 2007:

(Millions)	2009	2008	2007
Revenue from external customers	**$ 33,672.7**	$ 30,696.6	$ 26,523.4
Net investment income	**1,036.4**	910.0	1,149.9
Net realized capital gains (losses)	**55.0**	(655.9)	(73.7)
Total revenue	**$ 34,764.1**	$ 30,950.7	$ 27,599.6

Long-lived assets, principally within the U.S., were $551 million and $467 million at December 31, 2009 and 2008, respectively.

20. Discontinued Products

Prior to 1993, we sold single-premium annuities ("SPAs") and guaranteed investment contracts ("GICs"), primarily to employer sponsored pension plans. In 1993, we discontinued selling these products, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate losses over their life (which is greater than 30 years); so we established a reserve for anticipated future losses at the time of discontinuance. This reserve represents the present value (at the risk-free rate of return at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the obligations of the outstanding contracts. Because we projected anticipated cash shortfalls in our discontinued products, at the time of discontinuance we established a receivable from Large Case Pensions' continuing products (which is eliminated in consolidation).

Key assumptions in setting this reserve include future investment results, payments to retirees, mortality and retirement rates and the cost of asset management and customer service. In 1997, we began the use of a bond default assumption to reflect historical default experience. In 1995, we modified the mortality tables used in order to reflect a more up-to-date 1994 Uninsured Pensioner's Mortality table. Other than these changes, since 1993 there have been no significant changes to the assumptions underlying the reserve.

We review the adequacy of this reserve quarterly based on actual experience. As long as our expectation of future losses remains consistent with prior projections, the results of the discontinued products are applied to the reserve and do not affect net income. However, if actual or expected future losses are greater than we currently estimate, we may have to increase the reserve, which could adversely impact net income. If actual or expected future losses are less than we currently estimate, we may have to decrease the reserve, which could favorably impact net income. The reserve for anticipated future losses is included in future policy benefits on our balance sheet.

As a result of this review, the reserve at December 31, 2009 reflects management's best estimate of anticipated future losses. In the years ended December 31, 2008 and 2007, $44 million ($29 million after tax) and $64 million ($42 million after tax) of the reserve, respectively, was released due to favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve. The 2007 reserve reduction was also due to favorable investment performance.

The activity in the reserve for anticipated future losses on discontinued products in 2009, 2008 and 2007 was as follows (pretax):

(Millions)	2009	2008	2007
Reserve, beginning of period	**$ 790.4**	$ 1,052.3	$ 1,061.1
Operating (loss) income	**(34.8)**	(93.4)	28.5
Cumulative effect of new accounting standard as of April 1, 2009 [1]	**42.1**	-	-
Net realized capital (losses) gains	**(8.5)**	(124.7)	27.0
Reserve reduction	**-**	(43.8)	(64.3)
Reserve, end of period	**$ 789.2**	$ 790.4	$ 1,052.3

(1) The adoption of new accounting guidance for other-than-temporary impairments of debt securities resulted in a cumulative effect adjustment at April 1, 2009. Refer to Note 2 beginning on page 48 for additional information. This amount is not reflected in accumulated other comprehensive loss and retained earnings in our shareholders' equity since the results of discontinued products do not impact our results of operations.

During the year ended December 31, 2009, our discontinued products reflected an operating loss and net realized capital losses, both attributable to the unfavorable investment conditions that existed from the latter half of 2008 through the second quarter of 2009. We have evaluated the operating losses and net realized capital losses in 2009 against our expectations of future cash flows assumed in estimating the reserve and do not believe an adjustment to the reserve is required at December 31, 2009.

The anticipated run-off of the discontinued products reserve balance at December 31, 2009 (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)		
2010	$	38.7
2011		38.4
2012		37.9
2013		37.2
2014		36.4
Thereafter		600.6

Assets and liabilities supporting discontinued products at December 31, 2009 and 2008 were as follows: [1]

(Millions)	2009	2008
Assets:		
Debt and equity securities available-for-sale	$ 2,507.7	$ 2,382.4
Mortgage loans	543.9	585.8
Other investments	630.2	666.9
Total investments	3,681.8	3,635.1
Other assets	118.6	133.4
Collateral received under securities loan agreements	33.4	150.7
Current and deferred income taxes	51.5	82.2
Receivable from continuing products [2]	463.4	436.0
Total assets	$ 4,348.7	$ 4,437.4
Liabilities:		
Future policy benefits	$ 3,301.0	$ 3,446.4
Policyholders' funds	12.1	16.7
Reserve for anticipated future losses on discontinued products	789.2	790.4
Collateral payable under securities loan agreements	33.4	150.7
Other liabilities [3]	213.0	33.2
Total liabilities	$ 4,348.7	$ 4,437.4

(1) Assets supporting the discontinued products are distinguished from assets supporting continuing products.
(2) The receivable from continuing products is eliminated in consolidation.
(3) Net unrealized capital gains and losses on debt securities available for sale are included in other liabilities and are not reflected in consolidated shareholders' equity.

The discontinued products investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to $544 million (15% of the investment portfolio) at December 31, 2009. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $.5 billion (4% of the investment portfolio) at December 31, 1993 to $62 million (2% of the investment portfolio) at December 31, 2009, primarily as a result of sales. The resulting proceeds were primarily reinvested in debt and equity securities. Over time, the then existing mortgage loan and real estate portfolios and the reinvested proceeds have resulted in greater investment returns than we originally assumed in 1993.

At December 31, 2009, the expected run-off of the SPA and GIC liabilities, including future interest, were as follows:

(Millions)		
2010	$	450.6
2011		435.0
2012		418.6
2013		406.5
2014		383.5
Thereafter		5,156.5

The expected run-off of the SPA and GIC liabilities can vary from actual due to several factors, including, among other things, contract holders redeeming their contracts prior to contract maturity or additional amounts received from existing contracts. The liability expected at December 31, 1993 and actual liability balances at December 31, 2009, 2008 and 2007 for the GIC and SPA liabilities were as follows:

	Expected		Actual	
(Millions)	**GIC**	**SPA**	**GIC**	**SPA**
2007	$ 26.4	$ 3,414.7	$ 21.0	$ 3,614.5
2008	20.4	3,261.2	16.7	3,446.4
2009	**19.1**	**3,103.9**	**12.1**	**3,301.0**

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

Distributions on SPA and GIC liabilities in 2009, 2008 and 2007 were as follows:

(Millions)	**2009**	**2008**	**2007**
Scheduled contract maturities, settlements and benefit payments	**$ 447.1**	$ 454.3	$ 468.0
Participant-directed withdrawals	**.2**	.1	.3

Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

Management's Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICOFR") for the Company. ICOFR is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Our ICOFR process includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, ICOFR may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive and Chief Financial Officers, management assessed the effectiveness of our ICOFR at December 31, 2009. In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "*Internal Control – Integrated Framework.*" Based on this assessment, management concluded that our ICOFR was effective at December 31, 2009. Our ICOFR as well as our consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included beginning on page 86.

Management's Responsibility for Financial Statements
Management is responsible for our consolidated financial statements, which have been prepared in accordance with GAAP. Management believes the consolidated financial statements, and other financial information included in this report, fairly present in all material respects our financial position, results of operations and cash flows as of and for the periods presented in this report.

The financial statements are the product of a number of processes that include the gathering of financial data developed from the records of our day-to-day business transactions. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. We emphasize the selection and training of personnel who are qualified to perform these functions. In addition, our personnel are subject to rigorous standards of ethical conduct that are widely communicated throughout the organization.

The Audit Committee of Aetna's Board of Directors engages KPMG LLP, an independent registered public accounting firm, to audit our consolidated financial statements and express their opinion thereon. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP on their audit of our consolidated financial statements appears beginning on page 86.

Audit Committee Oversight
The Audit Committee of Aetna's Board of Directors is comprised solely of independent directors. The Audit Committee meets regularly with management, our internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to our consolidated financial statements and ICOFR. Both KPMG LLP and our internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Audit Committee.



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aetna Inc.:

We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.



Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by COSO.

As discussed in Notes 2, 8 and 9 to the consolidated financial statements, effective April 1, 2009, the Company changed its method of accounting for other-than-temporary impairments of debt securities due to the adoption of new accounting guidance issued by the Financial Accounting Standards Board.

KPMG LLP

February 26, 2010

Quarterly Data (Unaudited)

(Millions, except per share and common stock data)	First	Second	Third	Fourth
2009				
Total revenue	**$ 8,614.7**	**$ 8,670.8**	**$ 8,722.4**	**$ 8,756.2**
Income before income taxes	**$ 668.9**	**$ 515.4**	**$ 478.3**	**$ 238.6**
Income taxes	**(231.1)**	**(168.8)**	**(152.1)**	**(72.7)**
Net income	**$ 437.8**	**$ 346.6**	**$ 326.2**	**$ 165.9**
Net income per share - basic [1]	**$ .97**	**$ .78**	**$ .75**	**$ .38**
Net income per share - diluted [1]	**.95**	**.77**	**.73**	**.38**
Dividends declared per share	**$ -**	**$ -**	**$ .04**	**$ -**
Common stock prices, high	**34.52**	**27.72**	**31.16**	**34.04**
Common stock prices, low	**18.99**	**21.88**	**24.05**	**25.22**
2008				
Total revenue	$ 7,738.7	$ 7,828.1	$ 7,624.6	$ 7,759.3
Income before income taxes	$ 660.5	$ 735.9	$ 422.7	$ 355.1
Income taxes	(228.9)	(255.4)	(145.4)	(160.4)
Net income	$ 431.6	$ 480.5	$ 277.3	$ 194.7
Net income per share - basic [1]	$ .87	$ 1.00	$ .59	$ .42
Net income per share - diluted [1]	.85	.97	.58	.42
Dividends declared per share	$ -	$ -	$ .04	$ -
Common stock prices, high	59.19	47.49	44.11	37.43
Common stock prices, low	42.09	39.59	34.41	17.68

(1) Calculation of net income per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

Corporate Performance Graph

The following graph compares the cumulative total shareholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the published Standard & Poor's 500 Stock Index ("S&P 500") and the cumulative total return on the published Morgan Stanley Healthcare Payors Index ("MSHPI") from December 31, 2004 through December 31, 2009. The graph assumes a $100 investment in shares of our common stock on December 31, 2004.


Cumulative Total Return from December 31, 2004 to December 31, 2009 of Aetna Common Stock, S&P 500 and MSHPI
Index Value
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
-

	2004	2005	2006	2007	2008	2009
Aetna Inc.	100.00	151.27	138.65	185.51	91.73	102.17
S&P 500	100.00	104.91	121.48	128.14	80.73	102.10
MSHPI (1)	100.00	137.14	146.29	170.00	76.86	117.96

(1) At December 31, 2009, the companies included in the MSHPI were: Aetna Inc., Amerigroup Corporation, Centene Corporation, CIGNA Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Molina Healthcare, Inc., UnitedHealth Group Incorporated, Wellcare Health Plans Inc. and Wellpoint, Inc.

Shareholder returns over the period shown on the corporate performance graph should not be considered indicative of future shareholder returns.

BOARD OF DIRECTORS, EXECUTIVE COMMITTEE AND CORPORATE SECRETARY

Board of Directors

Frank M. Clark
Chairman and Chief Executive Officer
Commonwealth Edison Company

Betsy Z. Cohen
Chairman
RAIT Financial Trust
Chief Executive Officer
The Bancorp, Inc.

Molly J. Coye, M.D.
Senior Advisor
Public Health Institute

Roger N. Farah
President, Chief Operating Officer and Director
Polo Ralph Lauren Corporation

Barbara Hackman Franklin
President and Chief Executive Officer
Barbara Franklin Enterprises
Former U.S. Secretary of Commerce

Jeffrey E. Garten
Juan Trippe Professor in the Practice of International Trade, Finance and Business
Yale University
Chairman
Garten Rothkopf

Earl G. Graves
Chairman
Earl G. Graves, Ltd.
Publisher
Black Enterprise magazine

Gerald Greenwald
Founding Principal
Greenbriar Equity Group
Retired Chairman and Chief Executive Officer
UAL Corporation

Ellen M. Hancock
Former President
Jazz Technologies, Inc.
Former Chairman and Chief Executive Officer
Exodus Communications, Inc.

Richard J. Harrington
Chairman
The Cue Ball Group
Former President and Chief Executive Officer
The Thomson Corporation

Edward J. Ludwig
Chairman of the Board and Chief Executive Officer
Becton, Dickinson and Company

Joseph P. Newhouse
John D. MacArthur Professor of Health Policy and Management
Harvard University

Ronald A. Williams
Chairman and Chief Executive Officer
Aetna Inc.

Executive Committee

Ronald A. Williams
Chairman and Chief Executive Officer

Mark T. Bertolini
President

William J. Casazza
Senior Vice President and General Counsel

Margaret M. McCarthy
Chief Information Officer and Senior Vice President
Innovation, Technology and Service Operations

Robert M. Mead
Senior Vice President
Marketing, Product and Communications

Lonny Reisman, M.D.
Senior Vice President and Chief Medical Officer

Elease E. Wright
Senior Vice President
Human Resources

Joseph M. Zubretsky
Executive Vice President and Chief Financial Officer

Corporate Secretary

Judith H. Jones
Vice President and Corporate Secretary

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders of Aetna Inc. ("Aetna" or the "Company") will be held on Friday, May 21, 2010, at the Atlanta Marriott Marquis in Atlanta, Georgia.

Corporate Headquarters
151 Farmington Avenue
Hartford, CT 06156
Phone: 860-273-0123

Stock Exchange Listing
Aetna's common shares are listed on the New York Stock Exchange ("NYSE"). The NYSE symbol for the common shares is AET. As of January 31, 2010, there were 9,984 record holders of Aetna's common shares.

Website Access to Aetna's Periodic and Current Reports and Corporate Governance Materials
Aetna makes available free of charge through its website at **www.aetna.com** its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after Aetna electronically files or furnishes such materials with the U.S. Securities and Exchange Commission (the "SEC"). Aetna also makes available free of charge through its website the Company's Annual Report, Financial Report to Shareholders, Proxy Statements and quarterly financial results. **Shareholders may request printed copies of these reports free of charge by calling 1-800-237-4273.**

Aetna's Annual Report on Form 10-K provides additional details about the Company's business as well as other financial information not included in this Annual Report, Financial Report to Shareholders. **To receive a copy of the Annual Report on Form 10-K without charge, call 1-800-237-4273.**

Shareholders may call 1-800-237-4273 to listen to the Company's latest quarterly earnings release and dividend information.

Also available on Aetna's website at **www.aetna.com/governance** are the following Aetna corporate governance materials: Articles of Incorporation and By-Laws; Code of Conduct for Directors, officers and employees (and information regarding any amendments or waivers relating to Aetna's Directors, executive officers and principal financial and accounting officers or persons performing similar functions); Independence Standards for Directors; Corporate Governance Guidelines; Board of Directors; and Charters for the key standing Committees of the Board of Directors (Audit Committee, Committee on Compensation and Organization, Executive Committee, Investment and Finance Committee, Medical Affairs Committee, and Nominating and Corporate Governance Committee).

Section 16 reports are filed with the SEC by Aetna on behalf of Directors and those officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, to reflect a change in their beneficial ownership of Aetna's securities. Such reports are available through Aetna's website at **www.aetna.com**.

The Audit Committee of the Board of Directors can be contacted confidentially by those seeking to raise concerns or complaints about the Company's accounting, internal accounting controls or auditing matters by calling AlertLine®, an independent toll-free service, at 1-888-891-8910 (available seven days a week, 24 hours a day), or by writing:

Corporate Compliance
P.O. Box 370205
West Hartford, CT 06137-0205

Anyone seeking to make their concerns known to Aetna's nonmanagement Directors or to send a communication to the entire Board of Directors may contact Gerald Greenwald, Aetna's Presiding Director, by writing to him at P.O. Box 370205, West Hartford, CT 06137-0205. All communications will be kept confidential and forwarded directly to the Presiding Director or the Board of Directors, as applicable. Aetna's Presiding Director, among other things, presides over the independent Directors' sessions. To contact Ronald A. Williams, Chairman and Chief Executive Officer, you may write to Mr. Williams at Aetna Inc., 151 Farmington Avenue, Hartford, CT 06156.

Investor Relations
Securities analysts and institutional investors can contact:

Kim A. Keck,
Vice President and Head of Investor Relations and Treasurer's
Phone: 860-273-1327
Fax: 860-273-3110
e-mail address: KeckKA@aetna.com

Shareholder Services
Computershare Trust Company, N.A. ("Computershare"), Aetna's transfer agent and registrar, maintains a telephone response center and a website to service registered shareholder accounts. Registered shareholders may contact Computershare to inquire about replacement dividend checks, address changes, stock transfers and other account matters.

DirectSERVICE Investment Program
Current shareholders and new investors can purchase Aetna common shares and reinvest cash dividends through this program sponsored by Computershare.
Contacting Computershare by mail:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Contacting Computershare by telephone:

1-800-446-2617 or 1-781-575-2725

Contacting Computershare by Internet:

www.computershare.com/investor
Current registered shareholders who have a user ID and password can access account information under "Login." New users can click "Create Login" to set up their user ID and password for the first time.

New investors in the DirectSERVICE Investment Program:

Click "buy stock direct" and search by ticker symbol "AET" to view or print the plan materials and/or to open a new shareholder account completely online.

Electronic Delivery of Shareholder Materials
Shareholders may participate in a program to receive Aetna shareholder meeting materials online, including annual reports, notices of annual and special meetings, proxy statements and proxy cards online. To consent to receive annual meeting materials and materials for any special shareholder meeting over the internet rather than by mail, visit any one of the websites below that applies:

Beneficial Shareholder:
If you hold your stock through a bank or broker, you can enroll if your bank or broker is among the majority that participates in this electronic delivery service. You will need your account number. To enroll visit:
http://enroll.icsdelivery.com/aet

Registered Shareholder:
If your shares are registered directly in your name with Aetna's transfer agent, Computershare, to enroll visit:
www.computershare-na.com/green/

Other Shareholder Inquiries

Office of the Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, CT 06156-3215
Fax: 860-293-1361
E-mail address: **ShareholderRelations@aetna.com**

Aetna Equity-Based Grant Participants and Aetna Employee Stock Purchase Plan Participants

Employees with outstanding equity-based grants (stock options, stock appreciation rights, restricted stock units, performance stock units) or who own shares acquired through the Employee Stock Purchase Plan ("ESPP") should address all questions to UBS Financial Services, Inc. regarding their accounts, outstanding grants or shares received through exercises, restricted stock unit vesting, performance stock unit vesting or ESPP purchases.

UBS Financial Services, Inc.
Corporate Employee Financial Services
499 Washington Boulevard, 9th Floor
Jersey City, NJ 07310 USA
Phone: 1-888-793-7631
(TTY for the hearing impaired: 1-877-352-3595)

Online access to UBS:
www.ubs.com/onesource/aet

www.aetna.com